UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated Financial Statements

In accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

2022

bradesco

MESSAGE TO SHAREHOLDERS

Dear shareholders,

2022 was a year of resumption and search for stability after an insecurity period in world health, which had repercussions on the economy.

For us, 2023 is a special year. As we celebrate 80 years of our existence, we see that we remain in true coexistence with a determination to be contemporary in every age. The constant evolution of the technological structure, associated with the improvement of our teams, quality of service, and having products and services aimed at the real needs of clients, reaffirm our positioning in the financial market.

With renewed optimism in the face of future challenges, we reiterate our positive view of Brazil, knowing the capacity of its people, and we stand firm in our greatest vocation: to serve.

We thank our shareholders and clients for their support and trust, as well as our employees and associates, who have all been essential in getting us to where we are now.

Below, we present in detail the main results achieved in the Fiscal Year of 2022.

Enjoy the reading!

Cidade de Deus, February 9, 2023

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to 2022. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

ECONOMIC COMMENT

The economic activity showed incipient signs of loss of traction over the fourth quarter. The labor market continues to show growth in hiring, with income recovering. We forecast a GDP growth of 3% in 2022 and 1.5% in 2023. The positive performance of the labor market will continue to sustain household consumption in 2023, in a context in which the domestic demand has been resilient. The performance of agriculture and cattle-raising should also be positive. The restrictive monetary policy and the global environment, however, will contribute to the slowdown of the activity.

The inflation has gradually shown a more benign behavior, even in services. As a result, the IPCA closed 2022 at 5.8%. For 2023, we project the inflation to remain relatively stable at 2.7%. Therefore, the Central Bank of Brazil is likely to maintain the Selic rate stable at 13.75% for an extended period, with cuts only at the end of the year, to 12.25%.

Risks related to the global economy have continued. The greater magnitude and duration of monetary tightening in developed economies, the conflict in Eastern Europe and the expectation of recession ahead keep the level of uncertainty and volatility of assets. In addition, economic activity shows signs of deceleration. Inflation control will continue to demand a restrictive monetary policy this and next year. The performance of central banks will continue to be the determining factor for asset prices and expectations.

HIGHLIGHTS FOR THE PERIOD

In December 2022, we reported that we were selected to be part of the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange in the 2022/2023 cycle, for the 17th consecutive time. In this cycle, only 25 banks were selected to compose the global portfolio and Bradesco was considered a global benchmark in the topics of financial inclusion, climate strategy, human rights, and environmental and social reporting, among others. In addition, we were also selected to integrate the portfolio of the Corporate Sustainability Index (ISE) of B3 S.A. – Brazilian Exchange & OTC, for the 18th consecutive year. In the ISE, Bradesco received a B grade, which represents Management level, ranking higher than the regional average for South America and meeting the average of the financial services sector. Bradesco's performance in these indexes reinforces the purpose of the Organization and the leadership in generating long-term value for all its stakeholders.

In January 2023, we concluded our first pilot operation of tokenization of a financial asset, with the issuance of a Bank Credit Bill (CCB) worth R$10 million in conjunction with the OTC Brasil Stock Exchange, an electronic platform that acts as a registrant and liquidator of purchase transactions and the sale of tokenized assets. It was the first tokenization transaction of the financial market within the regulatory environment of the Central Bank of Brazil, as an innovative operation of digital assets, by transforming traditional physical assets into digital assets.

STRATEGIC FOCUS

Our business strategy is focused on meeting the expectations of clients, while understanding their needs and increasing their satisfaction by means of an experience of excellence in all its interactions with the Bank. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence focused on their needs and objectives, promoting the best experience and a relationship of trust and respect. Having the client at the center of our strategy, we have developed several actions to improve our knowledge of behavior, needs and goals, adding value to each moment and interaction. Through the use of data intelligence and complete business solutions, we provide contextualized offerings according to the client's profile and stage of life. We ensure that this is a pleasant and complete experience, integrating journeys and processes supported by new real-time decision technologies.

Digital Transformation – how we do it: We have a digital mentality and behave in a way that is simple, efficient, agile, connected and innovative. In a context of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. Our management of expenses is highlighted in the strategy, contributing to actions and projects aimed at optimizing the use of channels, reducing the cost of providing services, and constantly seeking efficiency. We aim to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: We want our company to be the preferred destination for high-performance professionals and where they choose to work now to build their future, as we believe that the foundation of our strategy is rooted in people. We seek to enhance our professionals' essential and life-changing competencies in order to make our corporate strategy feasible. We have an organizational culture based on ethics, transparency and respect for people, and we invest to have an innovative, challenging, and plural environment.

Sustainability – made to last: Our focus is on being agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified manner, seeking the best balance between risk and return through a robust capital structure and liquidity. We are committed to managing the socio-environmental and climate risks related to our business and to supporting sectors, activities, projects and assets that have positive socio-environmental impacts. The commitments made and the results of our performance in diversity and inclusion reinforce our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians. Ethical and transparent performance permeates our values. It is part of our purpose to contribute to the sustainable development of society, and we work to ensure that our Organization is prepared for the challenges that will be imposed by a low-carbon and inclusive economy.

SELECTED INFORMATION

BOOK NET INCOME AND ROAE



17.6%
14.9%
R$ billion
-9%
13.3%
23.4
21.2
2021
2022
Book Net Income
ROAE
Without a specific client

SHAREHOLDERS' EQUITY



R$14.87
R$14.08
R$ billion
+6%
158.3
149.8
2021
2022
Shareholder's Equity
Book Value per Share

INTEREST ON SHAREHOLDERS' EQUITY/ DIVIDENDS

R$10.2 bi (gross)

R$7.9 bi – supplementary

R$2.3 bi – monthly

EARNINGS PER SHARE

R$1.87 IN COMMON SHARES

R$2.06 IN PREFERRED SHARES

BASEL RATIO

14.8%

MARKET VALUE

R$152.5 bi

EXPANDED LOAN PORTFOLIO

R$891.9 bi (+10% in 12M)

LARGE CORPORATES: **R$354.6 bi** (+10% in 12M)

INDIVIDUALS: **R$361.1 bi** (+13% in 12M)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$176.2 bi** (+5% in 12M)

ALLOWANCE FOR LOANS

R$59.7 bi (+29% in 12M)

TOTAL DEPOSITS

R$593.4 bi

(+3% in 12M)

Time Deposits – R$399.2 bi (+7% in 12M)

Savings Deposits – R$134.6 bi (-3% in 12M)

Demand Deposits – R$58.1 bi (-0.1% in 12M)

Interbank Deposits – R$1.5 bi (-67% in 12M)

SECURITIES

R$712.8 bi

(+4% in 12M)

FVOCI – R$215.6 bi (+11% in 12M)

FVPL – R$285.6 bi (-9% in 12M)

Amortized Cost – R$211.6 bi (+18% in 12M)

100% CLIENT

We are establishing an even closer relationship with our clients, so our focus will continue to be on meeting their goals, desires and needs. To achieve this goal, we have combined the voice of the client with the use of metrics such as NPS and data intelligence during the development of financial and non-financial solutions, products and services.

This way, we get to know each client even better so that we can provide solutions that are consistent with their goals and facilitate their daily lives. A movement that corresponds with our motto "With us, you come first" and that takes advantage of the expertise of our Customer Experience (CX) area, responsible for generating insights from multiple data sources, including quantitative and qualitative research, in addition to building and optimizing client journeys across all of Bradesco's channels.

Constant work is carried out by the Bradesco Experience, responsible for promoting the best experience to clients in all interaction channels. It is a team composed of specialized professionals with an end-to-end vision for creating complete, intuitive and customized journeys. In addition, we enhanced partnerships that enable more fluid experiences across different channels, including for non-financial services. To ensure resilience within our channels and agility in building journeys, we have also strengthened our cloud structure.

In 2022, our base was composed of 77.1 million clients.



COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional[1]
Companies and Business
Up to R$ 50 mi
Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
≤ R$4,000
INDIVIDUALS
Non-account holders[2]
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

SERVICE STRUCTURE

By offering practical and secure services in all segments we operate, we maintain a large and modern network of Customer Service, which is constantly updated, throughout Brazil and also in strategic locations abroad. In 2022, the Network comprised 85,609 points, among them, 2,864 are branches and 46,562 are ATMs.

DIGITAL CHANNELS

With increasingly digital and autonomous clients, we will continue to expand our performance in digital solutions. In 2022, 98% of transactions were carried out with Bradesco's Digital Channels, with emphasis on the Bradesco App (Individual and Company), which showed a 57% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for clients.

ACCESSIBILITY

With almost 80 years of history, our purpose to make clients' lives easier escalates more and more. Twenty-four years ago, we started a transformation movement with the implementation of several solutions, such as the launch of accessible ATMs, an exclusive Call Center (SAC) for people with hearing disabilities and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the theme continues to receive the dedication deserved by means of projects and actions focused on the connection with communities, the empowerment and the minimization of barriers to access information, banking and digital inclusion. For us, accessibility is synonymous with respect and inclusion.

DIGITAL PLATFORMS

Currently, we have 16 large Digital Platforms serving clients in the Exclusive and Prime segments. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. By the end of the period, we had served 1,052 thousand clients in total – 776 thousand Exclusive, 57 thousand Corporate, and 219 thousand Prime. We also have the Bradesco Private Bank Digital Branch, serving more than 19 thousand clients in this segment.

NEXT

The ecosystem of next offers financial and non-financial services, including checking accounts, cards, investments, loans, insurance, accounts for children and teens (nextJoy), more than 900 thousand offers at nextShop marketplace, exclusive benefits on the Mimos (gratuities) hub, and integration with Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay digital wallets, among others.

In Open Finance, next has the account aggregator functionality "Minhas Finanças" ("My Finance"), which allows the client to view, in a consolidated manner, information on their checking accounts, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

In 2022, it reached the mark of 14.5 million clients, with a growth of 47% in the last twelve months, and processed 636 million transactions.

BITZ

Bitz is a free digital account of Grupo Bradesco, with more than 10 million clients. With Bitz, it is possible to use Pix, pay bills, access bank payment slips, top up your cell phone, have a daily remuneration of 100% of the CDI of the account balance, obtain the credit card of the ELO Flex brand with no annual fee and with numerous benefits, make purchases over the Internet using the virtual card generated on the App itself, and also earn cashback on the digital account itself. In addition, Bitz joined the largest electronic money transfer player in the Brazilian retail market, enabling it as a means of payment for more than 150 thousand commercial establishments and more than 400 thousand points of sale. Recently, a partnership was signed with Gerando Falcões, with the purpose of expanding the financial inclusion of Brazilians living in *favelas* (shantytowns) through the 320 NGOs assisted by it.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit cards, personal loans developed to be distributed in own and third-party channels, INSS payroll-deductible loans, anticipated FGTS Anniversary Withdrawals and 100% digital payment accounts. In addition to financial products, it is possible to purchase on the App: cell phone top-ups, insurance, dental plans, cashback, e-gifts, discounts, etc.

Digio closed 2022 with 5.1 million accounts in total, recording a growth of 45% over the same period in 2021.

INTERNATIONAL OPERATION

We have a team of specialists in Brazil and abroad to act on foreign exchange, exports, imports, financial transfers and the foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients, whether individuals or corporates, who wish to access the US market, by offering complete investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICE	
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales

SUBSIDIARIES	
Luxemburg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	Bradesco Bank Bradesco Investments Bradesco Global Advisors

MAIN PRODUCTS AND SERVICES

bradesco seguros

Dec22 (R$ million)	Net Income	Shareholders' Equity	Securities	Revenue from Insurance Premiums, Pension Contributions and Capitalization Bonds
	7,413	35,606	345,148	95,403
	Return on Average Equity (ROAE)	Total Assets	Indemnities, Draws and Redemptions Paid	Technical Provisions for Insurance, Pension Plans and Capitalization Bonds
	18.9%	373,202	78,425	325,289

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which allowed it to lead the market in Brazil and Latin America.

This solid path has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto Insurance.

We have Life Insurance, Health and Dental Plans, Capitalization Bonds, Private Pension Plans, and Property and Casualty Plans, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete solution line of means of payment in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we serve the Mexican market, operating as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country. In August 2022, we announced the acquisition of the Ictineo Platform, a financial institution focused on Individuals, and the conclusion of the transaction is subject to approval by the Mexican authority (CNBV – *Comisión Nacional Bancária y de Valores* or National Banking and Securities Commission) and Brazilian authority (Bacen – *Banco Central do Brasil* or Central Bank of Brazil).

We are well-positioned with relevant shareholdings such as Cielo and through Elopar – an investment holding company whose investments include Alelo (benefit cards and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (brand), and Veloe (mobility and tolls company).

R$298.1 billion in card transactions in the period. **R$9.1 billion** in Fee and Commission Income.

LOAN OPERATIONS

We expanded and diversified offers in distribution channels, especially in digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, keeping the focus on improving the customer experience and assessing their real needs.

We are at full operational capacity. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the lines, we highlight:

- **Agribusiness:** we are featured among the biggest financiers in agribusiness, with offers and solutions for the development of production. We usually participate in the eight largest fairs in the sector and keep agreements with several partners of the Productive Chain and the main manufacturers of agricultural tools in the country. We have 14 Agribusiness Platforms distributed throughout Brazil, with experts and agronomist engineers providing advice to the Service Network and rural producers;

- **Special Business:** structured operations solutions for wholesale clients, among the largest funders in Emergency Programs, leader in BNDES (Brazilian National Bank for Social and Economic Development) onlendings, market leader in leasing, largest guarantee portfolio in the market and market leader in advance payments to suppliers;

- **Real Estate Financing:** we are one of the most important in this market, maintaining the commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitalization of processes carried out through real estate partners via APIs. We have real estate platforms, with coverage throughout the national territory;

- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, the leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and

- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of commercialization and after-sales journeys. We highlight the extensive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the life stage of each profile, with a smooth, multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Dec22	Dec21	Variation %
Consumer Financing	**252.1**	**221.2**	**14%**
Payroll-deductible Loans	89.2	84.1	6%
Credit Card	70.0	54.9	28%
Personal Loans	57.2	49.4	16%
CDC / Vehicle Leasing	35.8	32.8	9%
Real Estate Financing	105.3	95.9	10%
Rural Loans	39.3	31.4	25%
BNDES/Finame Onlendings	15.9	15.7	1%
Working Capital	156.6	151.3	3%
Foreign Trade Finance	48.6	60.2	-19%
Sureties, Guarantees and Securities	195.0	171.1	14%
Other	79.0	65.8	20%
\\ Expanded Loan Portfolio	**891.9**	**812.7**	**10%**

CONSORTIA

Our clients, being account holders or not, have the full portfolio of products and services. We have an integrated base for marketing solutions in synergy with the Branches, Digital Platforms, and Partners reaffirming the active presence in the segments of movable and immovable assets.

R$32.5 billion in revenues in the year, resulting in a total portfolio of **R$99.4 billion**.

R$2.3 billion in Fee and Commission Income

1.6 million active quotas, totaling **622.8 thousand** new quotas sold in the period.

INVESTMENT BANK

We advise our clients on the primary and secondary issuing of shares, merger transactions, purchase and sale of assets and companies; and the structuring and distribution of debt instruments, structured corporate finance operations and projects under the modality of Project Finance.

Our Global Markets area is responsible for the securities and for the institutional client relationship, covering varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico City, New York, London and Hong Kong.

ASSET MANAGEMENT

Representing us in the market of asset management and managed portfolios, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple segments of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$650.4 billion in investment funds and managed portfolios under management in the period.

ÁGORA INVESTIMENTOS

Ágora, the Investment House of Banco Bradesco, is an open and independent platform. It is dedicated to Individuals and Companies, whether Bradesco clients or not, allowing access of all people to the financial market. In the house, clients find a modern Home Broker and a select portfolio of investments, offered from curatorship: a careful selection among the most relevant institutions on the market to provide the best investment opportunities. There are more than 1,200 products in one place, available 24/7 through the website or App.

To manage their portfolio, the client has a 360º view of it, daily monitoring of the valuation of their assets, more than 600 options in public and private fixed income securities, *Tesouro Direto* (Government Bonds), investment funds from renowned market managers, COEs, LIGs, diverse public offers, as well as private pensions. Regardless of the investor's profile, at Ágora the client has specialized advisory and exclusive services for their investment journey, such as: paid custody with online subscription, access to the best rates on the market for share lease remuneration; income tax calculator, which facilitates the calculation of earnings and the issuance of DARF for variable income operations; and advanced trading terminals for investors seeking more tools to enhance stock exchange operations. It also provides the Invista Fácil Ágora, consisting of five funds mirroring its recommended stock portfolios (*Carteira Arrojada*, Top 10, Small Caps, *Dividendos* and Top Green), classified by S&P-Standard & Poor's, with investments starting from R$1.00. It is the only broker in the country to offer this solution to the investor.

The Ágora client also has the Ágora Visa Infinite credit card, which grants 1% of Investback on purchases made and a 50% discount on brokerage fees for operations performed via home broker, as well as exclusive benefits of Bradesco Cartões (Cards) and of the Visa brand. It also has at its disposal the partnership with Veloe, with special conditions for contracting, such as exemption of monthly fees, being the first broker in the country to provide such benefits. In the third quarter of this year, it launched Ágora Plus, an exclusive space that offers discounts and cashback in dozens of partner stores. In the same period, a partnership with Bradesco Invest US was also established, allowing direct access to investments abroad.

With the new Ágora Insights, a space dedicated to information and market content, the client can access all of the reports, recommendations and analyses prepared by a team of renowned economists and analysts in one place: a modern and intuitive platform, including the largest analysis coverage of companies listed on the stock exchange, bringing together the analysis of more than 160 companies, as well as real estate investment

and fixed income funds. To check the content in videos and podcasts, the client also has access to exclusive channels, Ágora Play and Ágora Cast, that offer live streams during the trading session and daily podcasts.

The commitment to democratize access to financial education – either by Ágora Insights or by Ágora Academy – remains a priority. The Ágora Academy is a platform that brings together the best business schools in the country, with more than 90 courses, 50 of them free and all certified. This includes vocational, specialization, post-graduate and MBA courses.

With Ágora, the client has at their disposal a complete investment platform, customized service, content, products and exclusive services gathered in one place. With Ágora Hub, the experience is even more complete: all products, services, content and solutions are offered via the App 24/7, ensuring a differentiated journey with comfort, security and the soundness of one of the largest financial institutions on the market.

BROKER

Through Bradesco Corretora, we exclusively serve the institutional segment, covering investors domiciled in Brazil, the USA, Europe and Asia.

Bradesco Corretora aims to mediate the purchase and sale of shares, future commodity contracts, financial assets, indexes, options, share leases, swaps, fixed-term contracts in the primary and secondary markets, negotiations on the B3 and in the organized over-the-counter market.

It offers a comprehensive investment analysis service, covering the main sectors and companies of the Latin American market, through a team composed of 29 industry analysts. It also has its own teams of economists and fixed-income analysts.

INVESTMENTS

We have a complete asset management platform that aims to provide the client with differentiated and customized investment advice, in a face-to-face and remote manner, contemplating the whole Banco Bradesco product range, in an accessible and sophisticated manner, including investment solutions at Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, always considering the life stage, needs, goals and profile of the client.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers, which complement one another. Clients also benefit from the recommended portfolios, which combine a diverse selection of financial assets, being prepared monthly based on the risk profiles and perspectives of the economic scenario in the local and international environment.

MISCELLANEOUS SOLUTIONS

CAPITAL MARKET

Through modern infrastructure and specialized professionals, we provide a broad range of solutions and services for the capital market, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

Some of our results:

QUALIFIED CUSTODY OF SECURITIES FOR INVESTORS AND ISSUERS:

- R$2.1 trillion in client assets under custody;
- R$3.2 trillion in assets under controllership; and
- R$237.8 billion in fair value, referring to 49 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

FIDUCIARY (TRUST) MANAGEMENT OF FUNDS, INVESTMENT CLUBS AND MANAGED PORTFOLIOS:

- R$1.1 trillion in shareholders' equity managed by Banco Bradesco and BEM DTVM.

BOOKKEEPING OF SECURITIES:

- 262 companies are members of the Bradesco System of Book Entry Shares, with 11.1 million shareholders;
- 476 companies with 813 issuances on the Bradesco System of Book Entry Debentures, with a fair value of R$761.1 billion;
- 1,166 investment funds belonging to the Bradesco System of Book Entry Quotas, with a value of R$98.8 billion; and
- 43 BDR Programs, with a fair value of R$5.9 billion.

DEPOSITORY (ESCROW ACCOUNT – TRUSTEE):

- 28,575 contracts, with a financial volume of R$17.9 billion.

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies, for the management of accounts receivable and payable and for the collection of taxes and fees.

1.1 billion receipts processed through Bradesco Collection, Custody of Checks, Identified Deposit and OCT- Teleprocessing Credit Order.

1.1 billion transactions carried out by Companies in payment systems. Commitments involving the accounts payable (suppliers, wages, taxes and consumer accounts).

167.5 million documents collected in federal, state, municipal taxes and other contributions.

326.5 million documents received from light, water, gas and telephone bills, 96.6 million of which are paid for by Direct Debit in Checking Accounts and Savings Accounts, a system that offers ample convenience to clients.

138.0 million benefits payments for pensioners and retirees of INSS.

107.5 million public and private sector Payroll processes.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.6 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the Country.

We have nine Specialized Platforms to assist Governments, State Capitals, Courts, Chambers, Public Prosecutor's Offices, Public Defender's Offices, and the Brazilian Municipalities with the highest GDP. We also have 34 Platforms serving other Municipalities and Bodies. Find out more on bradescopoderpublico.com.br.

TECHNOLOGY AND INNOVATION

Innovation and technology have been adding value to the Bradesco brand, contributing to our goal to captivate our clients and to earn their admiration, trust and relationship. The latest 2022 Febraban Banking Technology survey pointed to a 75% growth in financial transactions via mobile and revealed that the current profile of our clients seeks convenience, efficiency, security and speed in their digital experiences with banks, which demands from us constant evolution and the search for a more personalized and exclusive service each day.

Offering a better experience to our clients is our priority, which is why there have been numerous innovations in this period. The Bradesco Pessoa Física App for Individuals, which was created in October 2022, expanded debit card services, and began to provide the option of automatic cancellation and re-issuance, facilitating the lives of clients with self-service. For cards that rely on contactless technology, the proximity payment feature can be enabled or disabled according to their preference. Clients who use digital wallets on their smartphones and smartwatches with NFC technology can register the cards on these devices.

The Individual Client of any segment now has the option of digital acceptance for branch transfer, improving the experience of both the manager and the client, as well as operational efficiency, since the validation of the branch change is done on the App, not requiring the client to travel to the branch to confirm the change.

Also available on the App is a contextual offer for adhesion or increase in overdrafts, through the detection of an insufficient balance in transactions via PIX, the possibility of renegotiation of debts and the anticipation of the birthday withdrawal of the FGTS for clients opting for this modality.

Since December 2022, the individual investor client has been able to consult the available data of their financial expert on the App whenever they receive a contact, increasing trust and credibility in the bank. And, on the Bradesco App, clients can choose the option of "Qualified and/or professional investor statement" if they fall into this category, gaining more autonomy and contributing to receiving better service from their Managers.

Open Finance Phase 3 reinforces the new reality of the client in the midst of digital transformation. Among its initiatives, the payment initiator is the gateway for the client to choose Bradesco as its official payment broker via Pix, using the balance of other institutions to perform the operation. Bradesco was the first Bank on the market to allow the client to choose a direct debit in another financial institution on the App, available since November 2022.

Another novelty is access to Prime Travel's journey. Since November 2022, Prime clients have had exclusive advice on their travel plans, enjoying the services and products available in their account and card. With this, the client will be accompanied from the beginning to the end of their journeys, having access to services and benefits such as: booking hotels and tickets, VIP rooms, travel insurance, and the purchase of foreign currency, among others.

With Corretora Ágora (broker), the investor also gained access to new features and facilities on the App. Focused on the broad access of society to financial information and the prospection of new clients, the new Hub brings in the non-logged area free content, such as news and quotes, as well as quick access to profiles on social networks. For clients, the logged-in area has a new layout and its main products are distributed on

the shelf with a clean and modern look. The statement also received improvements, allowing research for longer periods or per release. And to complete the experience on the App, the registration update was made available 100% online.

The Bradesco Cartões App (Cards) also received novelties for its clients who like to keep up with new technologies, but at the same time with security. Thus, the client can temporarily block their card for purchases and withdrawals directly from the Bradesco Cartões App. In addition, if there is any attempt to purchase or withdraw during this period, the client is notified immediately via SMS. Also, in their purchases, besides the existing SMS transaction notification service, in the App, the client can now manage this option by opting for push notifications, which makes it easier to view transactions. Since October 2022, the client has also had the integration of the virtual card in the Visa and Elo brands on the main screen of the Bradesco App, a service that is available instantly after acquisition and approval.

More digital, clients are increasingly using relationship technologies, such as BIA, Bradesco's Artificial Intelligence, which was launched as a pioneer project in 2016. Understanding this proximity, Bradesco developed solutions that seek to facilitate the client's life, such as the warning of suspected credit card fraud. With it, when identifying the suspicious use of the card, BIA sends a message to the client via WhatsApp. A solution that brings even more security to Bradesco clients and that has had a total of 325 thousand messages sent since its implementation, in October 2022, up to the end of this year.

This closer customer relationship with BIA has also boosted other important deliveries, such as the new journey of checking credit card statements, which in three months has already accumulated 63 thousand statement requests, and the PDF account statement which, in December 2022, had generated 68 thousand statements. BIA's performance with these solutions resulted in a reduction in calls to check statements and in expenses with statements and postage.

Regarding Internet Banking, the homepage has received improvements and brings a view of the services to the client through cards, facilitating the navigation in a much more intuitive way. With the investment card, for example, through the Services/Query and Cancellation tab of scheduled and daily Operations, the client can request withdrawals and the cancellation of investments in renowned management funds. The cards area has also gained a new layout and user-friendly shortcuts for a faster and more agile browsing experience. With them, the client can access the main features, such as card unlocking, their statement summary, and an exclusive consumption chart for a better follow-up of their operations.

Bradesco Financiamentos (Financing) has also been making external partnerships using the BaaS business model, where it provides credit with other players, like *Mercado Pago*, using APIs for integration. This model is enabling business expansion, increasing capillarity and presence in new channels.

On the other hand, the Corporate client has access to working capital and microcredit on their mobiles, with the option of choosing pre-approved payment terms according to their history through cards made available on the screen, or manually completing their proposal in a customized way, which is then submitted for evaluation.

The culture of innovation permeated our 2022, securing a year of many deliveries and achievements. In the midst of awards and recognitions for Bradesco, IT was highlighted in the Banking Transformation 2022 – the traditional award of the financial sector promoted by Cantarino Brasileiro, recognized with the cases: Investment Consolidator Invest+; Financial Manager and value proposition to the client using data from the financial ecosystem, Transformation of Bradesco Seguros Service Channels; Bitz and Gerando Falcões: purpose in practice, *inclusão na veia* ("promoting inclusion"); in addition to next, recognized as the "Bank of the Year".

Bradesco was also featured in the Ranking 100 Open Startups, being the number 1 in the banks category, and among the top 10 in Open Corps in the overall ranking. inovabra also ranked in the top 10 in the ecosystems ranking, in addition to having an award with its own name in the event: "inovabra ESG Recognition".

All of this only ratifies our total commitment to innovation and the certainty that we are on the right path, incessantly seeking knowledge and the constant breakthrough of our own evolution, thus providing an increasingly close relationship of trust and loyalty with our clients.

SUSTAINABILITY FOR BRADESCO

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement of environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on the promotion of a change agenda by focusing on three main themes: Sustainable Business, Climate Agenda, and Financial Citizenship, aligned with the Sustainable Development Goals (SDGs) of the UN.

We highlight that:

- By December 2022, we had reached 69.1% of the Sustainable Business Goal (following the guidelines established by Febraban's green taxonomy, through structured operations with ESG themes and Bradesco's socio-environmental portfolio). We have already been allocated R$172.7 billion in assets, sectors and activities with socio-environmental benefits by using corporate credit, advice on the capital market and sustainable financial solutions.
- In December 2022, we had already allocated 100% of the US$500 million to our first Sustainable Bond on the international market, issued in January 2022. The resource allocation follows the requirements of the Bradesco Sustainable Finance Framework with verification and opinions from Sustainalytics, with eligibility criteria focused on renewable energy, water resource management and inclusive finance.

Our ESG performance has been recognized by the market, as we had a performance mostly above the average for the industry in the national and international ratios and ratings, such as Dow Jones, ISE, CDP, MSCI, among others. For the 18th consecutive time, we were selected in the portfolio of the Corporate Sustainability Index (ISE) of B3, remaining among the 10 most sustainable companies in the country. We are committed to the sustainable development of Brazil and continue our journey reinforcing our purpose as a Financial Institution.

Follow our initiatives and performance through the websites banco.bradesco/sustentabilidade and bradescori.com.br

HUMAN RESOURCES

One of the most important pillars that support the Organization as well as one of the reasons for our success that we would like to recognize is the people who work here. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

We keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all by means of career growth opportunities, constant recognition and challenges, training and development, differentiated compensation and benefits, appreciation of diversity, and balance between work and family life. Health is a vector of transformation in people's lives. That is why a culture based on prevention and the promotion of healthy habits and behaviors prevails in the Organization. *Viva Bem* (Living Well), the health, well-being and life quality program of Bradesco, structured into three major pillars – balance, health and movement –, provides the necessary support and care for the employees in all the stages of their journeys. Family members also have access to this health care network, ensuring peace of mind, because respect for people is an integral part of our corporate culture.

This culture of health and well-being, allied to technological support and safety measures, has contributed for us to structure and maintain practices in coping with Covid-19. Among the features focused on promoting employee health, we highlight: **Telemedicine**: a video appointment, through the Saúde Digital App (Digital Health) – Bradesco Saúde, with the assistance of a specialist doctor, available 24/7; **Lig Viva Bem**: a counseling and guidance service offered to our employees and their households, which is carried out by specialized professionals, who provide emotional, social, legal, and financial guidance, among others, 24/7; and the **Mental Health Trail**: a lecture trail with themes focused on prevention and mental health care, through general guidelines on behaviors, signs and symptoms of illness.

Education also gained prominence. Unibrad (Bradesco Corporate University) devoted its efforts to meeting the organizational strategies, promoting awareness that employee participation is crucial to their career and to the results of the Organization. With online and face-to-face courses, there are more than 2,900 learning solutions, with topics focused, for example, on sustainability, citizenship, leadership, technology and health.

To further enhance our team, we have established a robust governance for diversity, equity and inclusion, formed by the **Sustainability and Diversity Committee**, which includes the participation of the CEO of the Board of Executive Officers and the Chairman of the Board of Directors, and the **Diversity, Equity and Inclusion Working Group**, formed of employees from various areas and of different seniorities. In addition, in the Human Resources structure, the **area of Diversity, Equity and Inclusion** is responsible for catalyzing transformations and managing initiatives that drive representativeness in the workforce, acting mainly in four pillars: People with Disabilities, Gender, LGBTI+, and Ethnic- Relations. And, finally, every employee, regardless of their hierarchical level, can also participate in the **Affinity Groups**: "*Somar*", aimed at including people with disabilities; the "*AfroBra*", focused on the evolution of ethnic-racial agendas; the "DiversiBrad, focused on LGBTI+ inclusion; and the "*Mulheres Pra Frente*", focused on gender equity. Each Group has a coordinator, who has the identifying marker of the theme represented by the AG and who is a member of the Diversity, Equity and Inclusion Working Group.

Finally, with much pride, we communicate that our ongoing commitment to adopting practices that support and foster a healthy, balanced, diverse and inclusive environment continues to be recognized internally and externally. In this sense, we highlight the GPTW *Gestão Saudável* (Healthy Management), in which Banco Bradesco ranked first among companies that promote excellent working environments, the 2022 Top Employers Certification, for companies with excellence in people management and employer branding, the LinkedIn Top Companies Brazil 2022 list, and also ranked first place among the Best Companies in Practice and Diversity Actions in the Recruitment and Selection category, according to the Corporate Initiative for Racial Equality. Closing the year 2022, we were recognized as one of the Amazing Places to Work, through the FIA FEEx Research, ranking second in the Banks category. Much more than policies and practices, we consolidated a culture of respect, disseminated by the awareness of the value of people, their identities and competencies.

At the end of the period, the Organization had 88,381 employees – 75,591 of Bradesco and 12,790 of Affiliated Companies. Among outsourced employees, we had 8,381 associates and 1,915 interns.

CORPORATE GOVERNANCE

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In 2022, 36 meetings were held, six of which were annual and 30 special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, being responsible for assessing the processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation and to the adequacy of Processes and the effectiveness of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.) and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

OMBUDSMAN

On a continuous basis, we invest and dedicate efforts in internal processes and in human capital so that our purposes are actually put into practice and reflect directly on our relationship with our clients and users.

Ouvidoria Bradesco (Bradesco's Ombudsman), created in 2005, two years before the obligation of Resolution No. 3,477 of the National Monetary Council, aims to transform the voice of the client into an instrument capable of directing the Organization's strategy, improving products and services to provide the best experience, in accordance with the guidelines of the Central Bank of Brazil and of the Securities and Exchange Commission.

The strategy is based on maintaining a strong and active governance within the Organization, promoting discussions in multi-departmental groups on the causes of complaints, and thus driving the implementation of projects and improvements focused on the customer experience. In addition, we have artificial intelligence tools and algorithms that can predict and map profiles, enabling a preventive process in certain cases.

Employees and associates trained to represent the client, at all levels of the Organization, work on the solution of numerous situations with engagement, efficiency and transparent dialog. The conclusion of demands is offered in an agile manner and with quality through a model in constant evolution, where the area receives, treats and finalizes requests with autonomy and exemption, using competencies of solutions that make a much more effective process possible, giving priority to resolving the claim received in less time. Our satisfaction survey reveals that the client perceives this value delivery as an essential requirement.

TRANSPARENCY AND DISSEMINATION OF INFORMATION

All information regarding the Bank's financial performance, as well as its governance structure, policies and practices, is available on the website banco.bradesco/ri. We highlight the Report on Economic and Financial Analysis, which provides a complete analysis of our performance and the Integrated Report, in which there is a more comprehensive view of the Organization, as well as its strategies, highlights of the year and other relevant information.

In order to broaden the knowledge of the public interested in Bradesco, on the website it is also possible to watch institutional videos with messages from the Organization's Executives, Company presentations, calendar of events, regulatory forms, among other corporate elements.

We interacted during the year with more than 800 national and international investors of 380 funds. We attended 20 conferences and 2 NDRs (Non-Deal Roadshows).

MARKETING

In 2022, we launched a new institutional campaign reinforcing our purpose and sharing a new positioning with a focus on the client as the central aspect. With the signature "With us, you come first", the short movie depicted situations experienced by millions of Brazilians, both anonymous and celebrities, reflecting on their doubts and uncertainties, showing that no one is immune to these feelings. Meanwhile, the piece reaffirmed that with an institution like Bradesco as a partner, which has been in the lives of Brazilians for almost 80 years, some aspirations can be overcome. The production also marked the first work developed by Aldeiah., a startup focused on strategy and innovation, hired by the bank to take care of its brand.

In July, the campaign to promote the Invest+ Bradesco App was launched. The short movie explored the advantages of the client being able to check their investments in one place, even if they are in different banks and brokers, while reinforcing the ease of use of the platform.

The campaign celebrating Father's Day was a standout in the second half of the year, with a memorable message that invited reflection on the importance of the relationship between fathers and children. With the motto "Being a father means coming first many times", the piece reinforced how fatherly presence inspires development, provides emotional security, and stimulates the child to build their place in the world.

In August, there was a campaign about Pix, which highlighted the practicality and protection that the payment method offers in everyday situations.

With the arrival of Cirque du Soleil's Bazzar in Brazil in September, it was our turn to communicate the master sponsorship of the tour in a large advertising campaign. The aesthetics of the show were used to highlight that all the enchantment provided by the attraction involving technique, creativity, innovation, respect, safety, and performance is also perceived in customer service and the use of services provided by the bank.

In October, Bradesco cards were in the spotlight in two communications. The first, with the concept "It's Bradesco card, but it's known for many more benefits", reinforced the exclusive advantages that the bank's clients have. The second campaign was aimed at promoting "Enchanted Passport", a partnership with Visa, which will give lucky winners a trip to one of the most desired destinations for Brazilians: Walt Disney World Resort in Florida, United States. The short movie, which featured the young influencer Juju Teofilo, became a huge success on social media.

Closing out 2022, we presented our traditional end-of-year campaign. Aligned with the positioning "With us, you come first", the short movie sought to encourage the practice of respect and kindness by showing various daily situations in which different people put themselves in the place of others and, as a result, see everything with more understanding and compassion.

POLICY FOR DISTRIBUTION OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

In 2022, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.0% of Ibovespa. Our shares are also traded abroad on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

CAPITAL MANAGEMENT

Composed of Commissions and Committees, we have the structure of capital management, which advises the Board of Executive Officers and the Board of Directors in the decisions that need to be made. The capital adequacy assessment is carried out to ensure that the Organization maintains adequate levels of capital to support the development of its activities and to face the risks incurred, considering the strategic objectives defined. The vision adopted is a prospective one, which aims to anticipate possible changes in regulatory and market conditions.

INTEGRATED RISK CONTROL

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risks Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM) of the Compliance, Conduct and Ethics Department effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Technical Commission for the Evaluation of Models and Risk Committees.

COMPLIANCE, ETHICS, INTEGRITY AND COMPETITION

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

INDEPENDENT AUDIT

In compliance with CVM Instruction No. 381/03, the Bradesco Organization hired services offered by KPMG Auditores Independentes (Independent Auditors) that were not related to the Financial Statements Audit at a level higher than 5% of the total fees related to Independent Audit. Other services provided by the External Audit were: i) due diligence, ii) reports on previously agreed procedures. The amount of the contracts totaled approximately R$4.0 million, representing about 7.52% of the total fees of the Financial Statements audits in the amount of R$54.5 million, carried out in 2022 at the Bradesco Organization. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies.

The Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

SOCIAL INVESTMENTS

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$795 million

Total budget applied in for 2022

And these investments allow us to have:

R$724 million are allocated for Activity Expenses.

R$71 million are for investments in Infrastructure and Educational Technology.

SCHOOL NETWORK

More than 60,000 students benefited primarily in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level – nationwide.

VIRTUAL SCHOOL

More than 1.7 million students completed at least one of the free, quick courses available on the portal.

PROJECTS AND PARTNERSHIP INITIATIVES

More than 8,000 beneficiaries in educational and information technology courses and lectures.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco Esportes e Educação (Sports and Education) Program. In more than 30 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco (State of São Paulo), with 1,700 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

RECOGNITIONS

- We Integrate **Bloomberg's 2022 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- For the third consecutive year, we were among the **2022 Top Employers**, an international certification for companies with excellence in people management and employer branding (Top Employer Institute).
- We received the **Excellence in People Management** award, which identifies and recognizes the practices and level of investment of companies in the valuation of people (Gestão RH and FGV in Company).
- We received the **Top List Rural Trophy**, an award dedicated to preferred brands and products by Revista Rural (magazine). Bradesco ranked first in the Private Banks category (Revista Rural).
- We received the **2021 Brazilian Ombudsmanship** award (Brazilian Association of Company-Customer Relations).
- For the tenth consecutive time, BRAM was recognized, ranking first place in the **Best Cash Funds Managers** (Investidor Institucional Magazine).
- Bradesco Private Bank was elected the **Best Team of Advisors in Wealth Management** in the Country (Leaders League).
- We received the **2022 Best Private Bank (Brazil)** award, which highlights the effectiveness of B2B and B2C businesses, recognizing companies that guarantee the satisfaction of their clients and work for the development and growth of the entire market (World Economic Magazine).
- For the seventh time, Bradesco BBI was elected for the **2022 Best Brazilian Investment Bank** (Global Finance Magazine).
- We were recognized as a highlight in **Valor Guide on Investment Funds** (Valor Econômico).
- We were third in the **BrandZ** Ranking – **Most Valuable Brands in the Country** (Kantar Ibope Media and Meio & Mensagem).
- We received an honorable mention at the **2022 World Changing Ideas Awards** with new responses from BIA against harassment (Fast Company).
- We were second on the **2022 LinkedIn Top Companies (Brazil)** list, which brings 25 companies from various sectors that operate in the country, offering the best opportunities for professional growth (LinkedIn).
- For the second year in a row, the inovabra lab was among the best financial innovation laboratories in the world, according to the **2022 Best Innovation Financial Labs in the World** award (Global Finance Magazine).
- We were recognized at the **2022 FICO Decisions Awards** as a successful case for using FICO solutions in the Client Integration and Management category with the Brain project (FICO).
- We came first in the **Best Companies in Diversity Practices and Actions** recognition, in the Recruitment and Selection Category, with the Bradesco Professional Qualification Program – intended for interns from Universidade Zumbi dos Palmares ("Business Initiative for Racial Equality", with support from the LGBT+ Rights and Business Forum, Movimento Mulher 360 and IstoÉ Dinheiro).
- We were Overall Winner at the **2022 Global Customer Centricity World Series** (ARCET Global).

- next and Bitz were winners in different categories at the **2022 FID Insiders** award (Finsiders Portal and FID).
- We have been recognized as the best **Private Bank in Brazil** for the second consecutive year in 2022 with The Global Economics award (The Global Economics).
- Inovabra was recognized as a coworking highlight (**Coworking Destaque**) with the "Coworking Destaque Scibiz USP 2022" award (Scibiz Festival).
- Bradesco appears as a **client's favorite at the time of investing**. Ágora appears as the **best platform** according to a survey by the company Toluna, in partnership with FGV and Valor Investe.
- BBI was elected the **best Research team in Brazil** in a ranking published by the Institutional magazine.
- Bradesco was one of the highlights of the **2022 Company of Dreams** ranking, conducted by Grupo Cia de Talentos.
- For the first time, Bradesco BBI won the **Investment Bank of the Year for Equity Raising** award, granted by The Banker, a British magazine from The Financial Times Group.
- We were awarded at the **2022 Global Private Banking Innovation Awards**, in the categories of **Best Private Bank in Latin America and Brazil** (Global Private Banker and The Digital Banker).
- We were globally recognized as the most innovative bank in digital transformation at the **2022 Innovation in Digital Banking Awards** (The Banker).
- Bradesco was the winner in the Banks category, and among the top ten in the general ranking, in the **22nd edition of The 100+ Innovative Award in the Use of IT**, carried out by IT Mídia.
- Bradesco Private Bank was recognized in the **2022 edition of the Chambers Research**, conducted by Chambers and Partners, for their excellence in Wealth Planning counseling. It is the second consecutive year that the bank has received this title.
- We were winners of the **Aplaude – Ações Voluntárias que Transformam (Voluntary Actions that Transform)** award, in the category, "Outstanding Initiative in Diversity", with the Unibrad Semear Program (Brazilian Council of Corporate Volunteering).
- We were first in the **2022 Healthy Management** ranking of the Great Place to Work, the world's leading consulting firm specialized in workplace quality.
- Ágora is **number 1 in investment platforms**, according to the **research of Faculdade Getulio Vargas (FGV)**. Disclosed by Valor Investe, the index measures the quality of investment services and shows the perception of clients.
- We feature among the **three largest financial institutions** in the **Valor 1000 yearbook**, published by Valor Econômico in partnership with Serasa Experience and the Center for Studies in Finance of FGV SP's School of Business Administration. The publication also highlights Bradesco Capitalização and Bradesco Saúde in the leadership of the rankings of the respective sectors. Bradesco Seguros and Bradesco Vida e Previdência were also featured in their categories.
- We ranked second in the sector-based ranking of the **Incredible Places to Work For** award from FIA Business School and were among the 30 large companies recognized in the overall ranking.
- We were champions, among the banks, in the 11th edition of **Época Negócios 360°**. It is the fourth time we have been first in the ranking, which lists the best companies in the country (Época Negócios in partnership with the Dom Cabral Foundation).
- We conquered the TOP 1 in the Banks category and TOP 10 in **Open Corps** in the overall ranking 2022 Top 100 Open Startups. inovabra was also awarded the TOP 10 in the ecosystems ranking of Top 100 Open Startups.
- Bradesco BBI was elected the best infrastructure bank in Brazil in 2022 in the **Latin Finance Project & Infrastructure Finance**, a reference in content on the financial markets and economies of Latin America and the Caribbean (Latin Finance).
- In the Estadão Finanças Mais award (Estadão in partnership with Austin Rating), we were elected the best bank in the Retail category, Bradesco Saúde was elected the best in Health Insurance and Bradesco Capitalização was elected the best in the Capitalization category.

- We were featured in the **2022 Banking Transformation** award and recognized in six categories: Banco Bradesco (Digital Channels and Open Banking); Bradesco Seguros (Self-Service); Bitz (ESG); next (Bank of the Year); Unibrad (Education Project – *Cantarino Brasileiro*).
- We have been recognized in two categories: Recruitment and Ascension in the 2022 Corporate Racial Equity Index (Iere) for our constant actions in racial diversity (Corporate Initiative for Racial Equality – Zumbi dos Palmares University and NGO Afrobras in partnership with the Racial Equality Movement – Mover).
- Bradesco Asset was featured in the **2022 Valor Econômico Guide on Pension Funds**. First place as Best Manager for the third consecutive year (FGV in partnership with the Valor Econômico newspaper).
- Bradesco Asset was elected the Largest Private Manager of Pension Funds in the country, according to the Brazilian Financial and Capital Markets Association (Anbima).
- We were featured in the **Leaders of Brazil** award, which recognizes companies and leaders who played a leading role in 2022 (Business Leaders Group – Lide).
- We were winners of the **2022/2023 Americas Property Award**, one of the most renowned Architecture and Design awards in the world, in the Mixed Used Architecture category with the modules of Cidade de Deus (International Property Media).
- Ágora was featured in the **47th Creation Club Yearbook**, in the Digital Technique/Art Direction category, with the production of Ágora Branding. The work encompasses the construction of the brand and visual identity (Creation Club).
- Bradesco was selected, for the 18th consecutive time, to integrate the portfolio of the **B3 Corporate Sustainability Index**, being highlighted among financial institutions and in the 8th position in the overall ranking of the participating companies. Created in 2005, ISE highlights publicly traded companies with best practices in governance, environmental sustainability and social responsibility.

ACKNOWLEDGMENTS

The results achieved in 2022, in an intense macroeconomic environment, reinforce the productive work we have developed throughout the year. They also reflect the consonance between teams to move in the same direction. For the results obtained, we appreciate the constant support and trust of our shareholders and clients, as well as our employees and other associates, who play a key role in our existence and endurance.

Cidade de Deus, February 9, 2023

Board of Directors and Board of Executive Officers

Consolidated Statements of Financial Position 21
Consolidated Statements of Income 22
Consolidated Statements of Comprehensive Income 23
Consolidated Statements of Changes in Equity 24-25
Consolidated Statements of Cash Flows 26-27
Notes to the Consolidated Financial Statements 28-157
Independent Auditors´Report 159
Audit Committee Report Summary 160
Fiscal Council's Report 161
Index of Notes to the Consolidated Financial Statements

1) GENERAL INFORMATION 33
2) SIGNIFICANT ACCOUNTING POLICIES 33
3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS 56
4) ESTIMATES AND JUDGMENTS 62
5) CASH, BALANCES WITH BANKS AND CASH EQUIVALENTS 65
6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 65
7) DERIVATIVE FINANCIAL INSTRUMENTS 66
8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 72
9) BONDS AND SECURITIES AT AMORTIZED COST 73
10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS 74
11) LOANS AND ADVANCES TO CUSTOMERS 74
12) NON-CURRENT ASSETS HELD FOR SALE 85
13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES 86
14) PROPERTY AND EQUIPMENT 89
15) INTANGIBLE ASSETS AND GOODWILL 90
16) OTHER ASSETS 91
17) DEPOSITS FROM BANKS 91
18) DEPOSITS FROM CUSTOMERS 92
19) FUNDS FROM SECURITIES ISSUED 92
20) SUBORDINATED DEBTS 93
21) TECHNICAL PROVISIONS FOR INSURANCE AND PENSION PLANS 94
22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY 101
23) OTHER LIABILITIES 105
24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS 106
25) EQUITY 106
26) EARNINGS PER SHARE 109
27) NET INTEREST INCOME 109
28) FEE AND COMISSION INCOME 110
29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 110
30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 110
31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS 110
32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS 111
33) PERSONNEL EXPENSES 111
34) OTHER ADMINISTRATIVE EXPENSES 111
35) DEPRECIATION AND AMORTIZATION 112
36) OTHER OPERATING INCOME/(EXPENSES) 112
37) INCOME TAX AND SOCIAL CONTRIBUTION 112
38) OPERATING SEGMENTS 116
39) TRANSACTIONS WITH RELATED PARTIES 120
40) RISK MANAGEMENT 122
41) SUPPLEMENTARY PENSION PLANS 157
42) OTHER INFORMATION 160

			R$ thousands
	Note	On December 31, 2022	On December 31, 2021
Assets			
Cash and balances with banks	5	122,521,755	108,601,632
Financial assets at fair value through profit or loss	6a	301,899,028	336,560,965
Financial assets at fair value through other comprehensive income	8	215,588,278	193,516,537
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	122,488,329	83,426,816
- Loans and advances to customers, net of provision for expected losses	11	608,404,633	573,032,622
- Securities, net of provision for expected losses	9	211,611,074	178,819,275
- Other financial assets	16	65,705,559	64,411,451
Non-current assets held for sale	12	1,236,931	1,196,272
Investments in associates and joint ventures	13	8,970,513	7,557,566
Property and equipment	14	11,971,122	13,513,105
Intangible assets and goodwill	15	18,799,813	14,911,007
Current income and other tax assets		14,440,840	13,286,829
Deferred tax assets	37c	85,068,043	78,743,461
Other assets	16	10,909,757	7,994,655
Total assets		**1,799,615,675**	**1,675,572,193**
Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	281,948,038	279,009,280
- Deposits from customers	18	590,682,206	569,726,250
- Securities issued	19	222,257,328	166,228,542
- Subordinated debts	20	52,241,332	54,451,077
- Other financial liabilities	23	92,556,433	86,407,304
Financial liabilities at fair value through profit or loss	6c	13,341,324	14,265,283
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,997,091	3,315,190
- Financial guarantees	11	1,768,949	2,066,167
Technical provisions for insurance and pension plans	21	316,155,117	286,386,634
Other provisions		22,647,973	25,536,619
Current income tax liabilities		1,593,037	2,059,223
Deferred tax liabilities	37c	1,633,292	208,035
Other liabilities	23	41,052,291	35,683,882
Total liabilities		**1,640,874,411**	**1,525,343,486**
Equity	25		
Capital		87,100,000	83,100,000
Treasury shares		(224,377)	(666,702)
Capital reserves		35,973	35,973
Profit reserves		73,143,422	67,250,114
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		(3,104,199)	(1,005,569)
Retained earnings		1,244,043	992,525
Equity attributable to shareholders of the parent		**158,265,358**	**149,776,837**
Non-controlling shareholders		**475,906**	**451,870**
Total equity		**158,741,264**	**150,228,707**
Total equity and liabilities		**1,799,615,675**	**1,675,572,193**

The Notes are an integral part of the Consolidated Financial Statements.

	Note			R$ thousands
		Years ended December 31		
		2022	2021	2020
Interest and similar income		200,613,185	138,223,346	119,743,371
Interest and similar expenses		(131,311,254)	(55,121,323)	(48,575,687)
Net interest income	27	**69,301,931**	**83,102,023**	**71,167,684**
Fee and commission income	28	**27,134,207**	**26,033,007**	**24,936,454**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	819,355	(11,272,790)	(18,586,403)
Net gains/(losses) on financial assets at fair value through other comprehensive income		2,663,816	(1,081,393)	(1,716,879)
Net gains/(losses) on foreign currency transactions		1,816,918	(425,732)	(1,010,972)
Gross profit from insurance and pension plans	32	7,264,883	6,073,461	7,578,707
- Insurance and pension income		88,974,993	76,221,161	68,410,501
- Insurance and pension expenses		(81,710,110)	(70,147,700)	(60,831,794)
Other operating income		**12,564,972**	**(6,706,454)**	**(13,735,547)**
Expected loss on loans and advances	11	(26,365,671)	(9,358,234)	(18,711,841)
Expected loss on other financial assets	8 and 9	2,579,233	(255,975)	(833,434)
Personnel expenses	33	(21,683,356)	(20,013,692)	(18,965,477)
Other administrative expenses	34	(17,510,519)	(15,993,155)	(15,484,126)
Depreciation and amortization	35	(5,663,220)	(5,772,900)	(5,921,030)
Other operating income/(expenses)	36	(17,503,554)	(18,603,757)	(18,822,246)
Other operating expense		**(86,147,087)**	**(69,997,713)**	**(78,738,154)**
Income before income taxes and share of profit of associates and joint ventures		**22,854,023**	**32,430,863**	**3,630,437**
Share of profit of associates and joint ventures	13	1,355,926	421,504	444,858
Income before income taxes		**24,209,949**	**32,852,367**	**4,075,295**
Income taxes	37	(2,992,753)	(9,471,563)	11,958,666
Net income		**21,217,196**	**23,380,804**	**16,033,961**
Attributable to shareholders:				
Shareholders of the parent		20,983,690	23,172,322	15,836,862
Non-controlling interests		233,506	208,482	197,099
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
– Earnings per common share	26	1.87	2.07	1.41
– Earnings per preferred share	26	2.06	2.27	1.55

The Notes are an integral part of the Consolidated Financial Statements.

	Note			R$ thousands
		Years ended December 31		
		2022	2021	2020
Net income for the period/year		21,217,196	23,380,804	16,033,961
Items that are or may be reclassified to the consolidated statement of income				
Debt instruments at fair value through other comprehensive income				
- Net change in fair value		(5,720,405)	(13,601,053)	(1,529,928)
- Gains/(losses) reclassified to profit or loss	30	2,663,816	(1,081,393)	(1,720,958)
- Tax effect		1,359,598	6,045,476	1,447,558
Unrealized gains/(losses) on hedge	7			
- Cash flow hedge		545,684	(1,962,706)	(335,620)
- Hedge of investment abroad		142,459	(224,055)	(187,629)
- Tax effect		(330,046)	1,021,384	235,462
Foreign currency translation differences of foreign operations		(75,132)	(19,107)	235,863
Items that will not be reclassified to the consolidated statement of income				
Net change in fair value of equity instruments at fair value through other comprehensive income		(1,255,620)	1,080,075	3,573,603
Tax effect		455,199	(441,363)	(1,464,897)
Other		115,817	73,830	(21,593)
Total other comprehensive income		(2,098,630)	(9,108,912)	231,861
Total comprehensive income		19,118,566	14,271,892	16,265,822
Attributable to shareholders:				
Shareholders of the parent		18,885,060	14,063,410	16,068,723
Non-controlling interests		233,506	208,482	197,099

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on January 1, 2020	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574
Net income	-	-	-	-	-	-	-	15,836,862	15,836,862	197,099	16,033,961
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	17,591	-	17,591	-	17,591
Foreign currency translation adjustment	-	-	-	-	-	-	235,863	-	235,863	-	235,863
Other	-	-	-	-	-	-	(21,593)	-	(21,593)	-	(21,593)
Comprehensive income	-	-	-	-	-	-	**231,861**	**15,836,862**	**16,068,723**	**197,099**	**16,265,822**
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(3,598)	(3,598)
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	827,328	10,171,278	-	-	(10,998,606)	-	-	-
Interest on equity	-	-	-	-	-	-	-	(5,547,971)	(5,547,971)	(140,453)	(5,688,424)
Balance on December 31, 2020	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Balance on January 1, 2021	79,100,000	(440,514)	35,973	10,450,722	48,534,307	70,496	8,103,343	(234,109)	145,620,218	497,156	146,117,374
Net income	-	-	-	-	-	-	-	23,172,322	23,172,322	208,482	23,380,804
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(9,163,635)	-	(9,163,635)	-	(9,163,635)
Foreign currency translation adjustment	-	-	-	-	-	-	(19,107)	-	(19,107)	-	(19,107)
Other	-	-	-	-	-	-	73,830	-	73,830	-	73,830
Comprehensive income	-	-	-	-	-	-	**(9,108,912)**	**23,172,322**	**14,063,410**	**208,482**	**14,271,892**
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,097,285	11,608,314	-	-	(12,705,599)	-	-	-
Cancellation of treasury shares	-	440,514	-	-	(440,514)	-	-	-	-	-	-
Acquisition of treasury shares	-	(666,702)	-	-	-	-	-	-	(666,702)	-	(666,702)
Interest on equity	-	-	-	-	-	-	-	(9,240,089)	(9,240,089)	(253,768)	(9,493,857)
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Net income	-	-	-	-	-	-	-	20,983,690	20,983,690	233,506	21,217,196
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(2,139,315)	-	(2,139,315)	-	(2,139,315)
Foreign currency translation adjustment	-	-	-	-	-	-	(75,132)	-	(75,132)	-	(75,132)
Other	-	-	-	-	-	-	115,817	-	115,817	-	115,817
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(2,098,630)**	**20,983,690**	**18,885,060**	**233,506**	**19,118,566**
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,036,608	9,523,402	-	-	(10,560,010)	-	-	-
Cancellation of Treasury Shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Acquisition of treasury shares	-	(224,377)	-	-	-	-	-	-	(224,377)	-	(224,377)
Interest on equity and dividends	-	-	-	-	-	-	-	(10,172,162)	(10,172,162)	(209,470)	(10,381,632)
Balance on December 31, 2022	**87,100,000**	**(224,377)**	**35,973**	**12,584,615**	**60,558,807**	**70,496**	**(3,104,199)**	**1,244,043**	**158,265,358**	**475,906**	**158,741,264**

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Year ended on December 31	
	2022	2021
Operating activities		
Income before income taxes	**24,209,949**	**32,852,367**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	26,365,671	9,358,234
Changes in the technical provisions for insurance and pension plans	38,731,599	32,600,967
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(2,663,816)	1,081,393
Expenses with provisions and contingent liabilities	2,874,896	3,888,464
(Gain)/Loss due to impairment of assets	(2,579,233)	255,975
Depreciation	2,530,910	2,712,720
Amortization of intangible assets	3,132,310	3,060,180
Share of profit of associates and joint ventures	(1,355,926)	(421,504)
(Gains)/Losses on disposal of non-current assets held for sale	(228,130)	(239,499)
(Gains)/Losses from disposal of property and equipment	(12,649)	228,971
(Gains)/Losses on the sale of investments in associates	(422,188)	(15,366)
Effect of changes in exchange rates in cash and cash equivalents	(892,293)	(3,475,438)
(Increase)/Decrease in assets	**(183,105,978)**	**(271,154,762)**
Compulsory deposits with the Central Bank	(14,656,082)	(3,559,769)
Loans and advances to banks	8,415,276	(9,087,880)
Loans and advances to customers	(163,362,846)	(182,188,118)
Financial assets at fair value through profit or loss	34,661,937	(60,377,643)
Other assets	(48,164,263)	(15,941,352)
(Increase)/Decrease in liabilities	**115,428,891**	**51,862,966**
Deposits from banks	32,797,532	27,166,234
Deposits from customers	62,058,049	38,922,747
Financial liabilities at fair value through profit or loss	(923,959)	(4,432,399)
Insurance technical provisions and pension plans	(8,963,117)	(25,679,716)
Other provisions	(5,763,542)	(3,934,768)
Other liabilities	36,223,928	19,820,868
Cash generated by operations	**22,014,013**	**(137,404,332)**
Interest received on financial assets at FVTPL and amortizated costs	101,166,625	72,045,757
Interest paid	(72,121,352)	(29,926,361)
Income tax and social contribution paid	(9,292,937)	(6,707,736)
Net cash provided by/(used in) operating activities	**41,766,349**	**(101,992,672)**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(623,966)	(183,172)
(Acquisition) of financial assets at fair value through other comprehensive income	(164,290,603)	(162,115,499)
Disposal of financial assets at fair value through other comprehensive income	105,001,290	127,129,772
Maturity of financial assets at amortized cost	69,244,651	47,481,373
(Acquisition) of financial assets at amortized cost	(70,238,580)	(46,679,357)
Disposal of non-current assets held for sale	442,888	608,200
(Acquisitions) of investments in associates	-	(293,793)
Sale of investments in associates	61,970	62,237
Dividends and interest on equity received	720,069	763,698
(Acquisition) of property and equipment	(2,440,639)	(1,156,867)
Proceeds from sale of property and equipment	596,414	528,602
(Acquisition) of intangible assets	(6,971,601)	(3,253,248)
Interest received on investing financial assets	50,719,425	17,799,378
Net cash provided by/(used in) investing activities	**(17,778,682)**	**(19,308,676)**
Financing activities		
Funds from securities issued	101,692,599	105,221,591
Payments on securities issued	(55,588,276)	(84,821,391)
Funds from subordinated debt issued	9,796,000	9,130,200
Payments on subordinated debts	(13,431,393)	(9,516,156)
Lease payments	(1,916,000)	(1,685,513)

	R$ thousands	
	Year ended on December 31	
	2022	2021
Non-controlling shareholders	(209,470)	(253,768)
Interest paid on financing liabilities	(14,544,532)	(9,102,724)
Interest on Equity/Dividends Paid	(3,656,763)	(9,914,297)
Acquisition of treasury shares	(224,377)	(666,702)
Net cash provided by/(used in) financing activities	**21,917,788**	**(1,608,760)**
(Decrease)/Increase in cash and cash equivalents	**45,905,455**	**(122,910,108)**
Cash and cash equivalents		
At the beginning of the period	71,386,319	190,820,989
Effect of changes in exchange rates in cash and cash equivalents	892,293	3,475,438
At period end	118,184,067	71,386,319
(Decrease)/Increase in cash and cash equivalents	**45,905,455**	**(122,910,108)**

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements, were approved by the Board of Directors on February 9, 2023.

2) SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statement of income, consolidated statements of comprehensive income, consolidated statement of changes in equity, consolidated statements of cash flows and explanatory notes.

The Company classifies its expenses according to their nature.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance and pension plans; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies described below were applied in all the periods presented and by all the Group's subsidiaires, associates and joint ventures.

Some numbers included in these consoliated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A. (1)	São Paulo - Brazil	Digital Bank	100.00%	50.01%	100.00%	50.01%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bac Florida Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Atlântica Companhia de Seguros (6)	Rio de Janeiro - Brazil	Insurance	-	100.00%	-	100.00%
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	51.41%	50.01%	51.41%	50.01%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) In February 2022, due to the acquisition of the 50% interest, Bradesco now holds 100% of the company's interest;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Company merged into Bradesco Auto R/E in May 2022;
(7) Accounting information used with date lag of up to 60 days;
(8) Increase in the percentage of interest related to the Split/Cancellation of Treasury Shares occurred in April 2022; and
(9) The investment funds over which Bradesco has control. The PGBL/VGBL funds are private pension funds.

b) Investment Aquisition

On February 25, 2022, the Organization, through its subsidiary, Bradescard Elo Participações S.A. (Bradescard Elo), concluded the acquisition of 49.99% of the share capital of Banco Digio. For the acquisition, Bradescard Elo paid the amount of R$645,060 thousand, following which the Organization holds 100% of Digio's capital stock.

Bradesco obtained approval for the acquisition of Digio from CADE (Brazilian authority responsible for approving acquisitions considering antitrust and competition laws and regulations) on November 24, 2021 and from BACEN (Banco Central do Brasil) on February 04, 2022.

Bradesco initially determining a goodwill of R$376,258 thousand. A specialized to support the Organization in the preparation of the purchase price allocation study of the fair value of the assets acquired and liabilities assumed by Digio, as well as the measurement of the fair value of the interest held prior to the date of such acquisition. As of December 31, 2022 the study had not been completed and final allocation may undergo changes and improvements until its completion.

Below are the provisional fair values of the assets and liabilities consolidated by Bradesco:

	R$ thousands
	On February 25, 2022
Cash and due from banks	41,614
Financial instruments	3,083,041
Deferred income tax assets	398,493
Property and equipment	2,043
Intangible assets	237,251
Other assets	363,787
Total assets	**4,126,229**

	R$ thousands
	On February 25, 2022
Deposits and other financial liabilities	3,268,274
Provisions	34,702
Deferred income tax liabilities	32,587
Other liabilities	176,124
Total liabilities	**3,511,687**
Shareholders' equity (1)	**614,542**
Total liabilities and Shareholders' equity	**4,126,229**

(1) Balance eliminated with investment.

i. Subsidiaries

Subsidiaries are all companies over which the Group, has control. The Company has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Company obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Company's share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Company's share of the net assets acquired, the difference is recognized directly

in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Company allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

ii. Associates

Companies are classified as associates if the Company has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Company holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Company could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Company's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii. Joint ventures

The Company has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity, and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group, with other parties, holds joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Company using the equity method.

iv. Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

- restricted activities;
- a narrow and well-defined objective, such as, to execute a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;
- thin capitalization, that is, the proportion of 'real' equity is too small to support the structured entity's overall activities without subordinated financial support; and
- financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

v. Transactions with and interests of non-controlling shareholders

The Company applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi. Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Company for the purposes of consolidation.

b) Foreign currency translation

i. Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian *Reais* (R$), which is the Company's presentation currency. The domestic and foreign subsidiaries use the *Real* as their functional currency, except for the subsidiary in Mexico, which has the Mexican Peso as its functional currency, and Bradesco Bac Florida Bank, which has the US dollar as its functional currency.

ii. Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as "Net gains/(losses) of foreign currency transactions".

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is

made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

iii. Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

- Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

- All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are presented in equity as "Foreign currency translation adjustment".

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to "Other comprehensive income". If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c) Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Company to manage its short-term commitments. See Note 5 (a) – "Cash and cash equivalents".

d) Financial assets and liabilities

i. Financial assets

The Company classifies and measures financial assets based on the business model for the management of financial assets, as well as on the characteristics of contractual cash flow of the financial asset.

The Company classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

- **Business model:** it relates to the way in which the Company manages its financial assets to generate cash flows. The objective (business model) of management in relation to each

portfolio is defined as either: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) is applied. Financial assets held under business model (iii) are measured at FVTPL.

- **SPPI Test:** the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this context, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not meet the SPPI test are measured at FVTPL, such as derivatives.

- **Measured at fair value through profit or loss**

  All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

  Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

  Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income. Subsequent changes to the fair value are recognized immediately in profit or loss.

  Gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss". Interest income on financial assets measured at FVTPL is included in "Interest and similar income". For the treatment of derivative assets see Note 2(d)(iii).

- **Measured at fair value through other comprehensive income**

  They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

  These financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income.

  Interest income is recognized in the consolidated statement of income using the effective interest method. Dividends on equity instruments are recognized in the consolidated statement of income in 'Dividend income', within "Net Gains/(losses) on financial assets at fair value through other comprehensive income" when the Company's right to receive payment is established. Gains or losses arising out of exchange variation on investments in

debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

- Measured at amortized cost

Financial assets that meet the criterion of the SPPI test and which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

These financial assets are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest is recognized in the consolidated statement of income and presented as "Interest and similar income". In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii. Financial liabilities

The Company classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except in cases of trading financial liabilities.

Financial liabilities for trading recognized by the Company are derivative financial instruments that are recorded and measured at fair value, with the respective changes in fair value recognized immediately in profit or loss.

The Company does not have any financial liabilities designated at fair value through profit or loss.

For more details on the treatment of derivatives, see Note 2(d) (iii).

- Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Company to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the statement of financial position at fair value on the date the guarantee was given. After initial recognition, the Company's obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within "Other operating income/ (expenses)".

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in Note 40.2.

iii. Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the

statement of income under "Net gains or losses on financial assets at fair value through profit or loss".

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. In the calculation of fair value, the counterparty's and the entity's own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

The Company has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures are presented in Note 40.3 – Market risk.

iv. Recognition

Initially, the Company recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v. Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

vi. Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Company has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii. Determination of fair value

The determination of the fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly used instruments, the Company uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Company uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 40.4.

viii. Expected credit losses

The Company calculates the expected credit losses for financial instruments measured at amortized cost and at FVOCI (except for investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Company expects to recover discounted at the effective interest rate of the operation;

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Company expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: it is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Company expects to recover discounted at a rate that reflects the market conditions.

Expected credit losses are measured on one of the following basis:

– Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and
– Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when a financial asset, on the reporting date, has experienced a significant increase in credit risk since its initial recognition and the measurement of expected credit loss for 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Company assumes that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the reporting date.

With respect to Brazilian government bonds, the Company has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is recorded for credit losses.

For loans, the amount of loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest, which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss and to determine the significantly increased credit risk are detailed in Note 40.2.

e) Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell – whichever is the lowest – and are included within "Non-current assets held for sale".

f) Property and equipment

i. Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated statement of income under the heading "Other operating income/(expenses)".

ii. Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Company for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

g) Intangible assets

Intangible assets are composed of non-monetary items, without physical substance that are separately identifiable. They may arise from business combinations, such as goodwill and other intangible assets purchased in business combinations, or from other transactions, such as software licenses and the acquisition of exclusive rights. These assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value on the acquisition date. Intangible assets with finite useful lives are amortized over their estimated economic useful lives. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Company have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i. Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures and is allocated to Cash Generating Unit (CGU) or groups of CGUs that are expected to benefit from the synergies of the acquisitions.

Goodwill reflects the excess of the cost of acquisition in relation to the Company's share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as "Intangible Assets", and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Company's share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii. Software

Software acquired by the Company is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Company can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h) Company lease (lessee)

As a lessee, the Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Company recognizes a “lease liability” and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii)

periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Company has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the future lease payments, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Company takes into account the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as "Interest and similar expenses" and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period are not considered in the scope of IFRS 16 because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract is not considered as executable.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

i) Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to evaluate for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, future profitability based on business plans and budgets are used, and the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Company's corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

j) Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Company has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and are disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k) Classification of insurance contracts and investments

An insurance contract is a contract in which the Company accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as

investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities.

l) Technical provisions for non-life, life, health and pension insurance

The Unearned Premiums Reserve (PPNG) is calculated on a daily pro-rata basis using premiums net of reinsurance premiums, considering amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period. For the non-life and life products, the portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated in the Estimated Unearned Premiums Reserve (PPNG-RVNE).

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of future benefits and the current value of future premiums, corresponding to future obligations assumed in the insurance contracts. Specifically for the individual health portfolio, the costs related to the permanence of the dependents in the plan for five years without the corresponding payment of premiums from the expectation of the death of the plan holder are considered. The provision is calculated using methodologies and assumptions consistent with standard actuarial practices. In pension plans with a variable contribution feature, PMBaC represents the amount of contributions made by participants, net of costs and other contractual charges, plus the financial income generated by the investments held in the investment funds constituted specifically for this purpose (FIEs).

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits. Specifically, for health insurance, the PMBC considers the obligations arising from the contractual clauses of remission of cash considerations, related to health care coverage and the premiums for payment of the insured participants of the Bradesco Saúde insurance – "GBS Plan". The provision is calculated according to the methodology and assumptions established in actuarial technical notes.

The provision for events occurred and not reported (IBNR/PEONA) is calculated from the final estimate of claims that have already occurred and not yet reported, based on run-off triangles which consider the historical development of claims reported to establish a future projection by claims occurrence period. For health insurance, monthly run-off triangles are used, which consider the historical development of claims reported in the last 12 months. For the insurance of non-life, life and pension plans, semiannual run-off triangles are used, which consider the historical development of claims reported in the last 10 semesters (Non-life and Life insurance) and in the last 16 semesters (pension plans).

The Provision for Unsettled Claims (PSL/PESL) considers the expected amounts to be settled for all claims notices received up to the balance sheet date. The provision covers administrative and judicial claims monetarily adjusted and with interest in the case of legal claims. For damage insurance, these amounts are net of the corresponding portion of the expected receipt of salvage and reimbursement.

The Provision for Related Expenses (PDR) is set up to cover expected amounts related to claims incurred and to be incurred depending on the structure of each contract.

In Other Technical provisions, the following provisions are being considered:

The supplementary provision for coverage (PCC), which refers to the amount necessary to

complement the technical provisions, determined in the liability adequacy test (TAP) for Life insurance and Pension Plans.

The Provision for Insufficiency of Premiums/Considerations (PIC/PIP) of collective and individual Health insurance contracts, which aims to determine the insufficiency of considerations/premiums to cover the events/losses to occur, when applicable.

In addition, Other Technical Provisions comprise the following specific provisions for life insurance contracts and pension plans:

- Provision for Redemptions and Other Amounts to Regularize (PVR), which covers the amounts related to redemptions to be settled, premium returns and portability requested and not yet transferred to the receiving entity;

- Provision for financial surplus (PEF), which corresponds to the financial result in excess of the minimum guaranteed profitability, passed on to contracts with a financial surplus participation clause;

- Provision for Technical Surplus (PET), which corresponds to the difference between the expected value and the observed value of events that occurred in the period for insurance for insureds with a technical surplus participation clause.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Interest and similar expenses".

i. Liability Adequacy Test (LAT)

The Company conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are expected to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Company used the risk free forward (ETTJ) rate which was prepared by SUSEP (for damage insurance – "*Danos*") and Fenaprevi (for life insurance and pension plans – "*Vida e Previdência*") both approved by SUSEP.

In relation to life insurance and pension plans, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management. The projections follow the methodology and assumptions described in the preceding paragraphs of this section.

The result of the liability adequacy test (LAT) presented an insufficiency which was recognized in the Complementary Provision for Coverage (PCC), see Note 21.

Regarding non-life insurance, the average projected loss ratio was 43% and the average reinsurance projected in the study, calculated based on the reported claims, was 4%. The result of the adequacy test did not show insufficiency and, consequently, no incremental additional provisions to the insurance liabilities were recorded.

m) Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Company's obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. In this way, credit risks are reduced. If there are indications that the amounts recorded will not be realized at their carrying amount, these assets will be assessed for impairment.

n) Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers' fees related to the sale of insurance policies. Deferred acquisition costs are recognized in the consolidated statement of income over the life of the respective policies or, for pension plan contracts over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period.

o) Capitalization bonds

The liability for capitalization bonds is registered in the line item "Other liabilities". Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is indexed to the Referential Rate index (TR) plus a spread until the redemption or cancellation of the bond. Amounts payable are recognized in the line item "Other Liabilities – Capitalizations Bonds".

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the accumulated interest. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract and, therefore, are classified as financial liabilities.

Unclaimed amounts from "capitalization plans" are derecognized when the obligation legally expires.

p) Net insurance income

Insurance premiums are recognized as income upon issuance of the respective policies and invoices or at the beginning of the risk period for cases in which the cover begins before the issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

Health insurance premiums are recorded in the premiums account (earnings) or provision for unearned premiums/considerations (PPCNG), according to the coverage period of the contracts in

force on the reporting date.

Acquisition costs are costs incurred in the acquisition of new and renewed insurance contracts and are substantially composed of commissions. These costs are capitalized and charged to expense in proportion to premium revenue recognized. The Agent's Commissions for producing new premiums are also deferrable based on the duration of the insurance contract.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt. The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Financial income comprises interest income on the assets of invested funds (including financial assets at fair value through other comprehensive income), dividend income, gains on the disposal of financial assets at fair value through other comprehensive income, changes in the fair value of financial assets measured at fair value through the profit or loss, accrued income in determining the calculation of amortized cost value of securities and reclassifications of gains previously recognized in other comprehensive income. Interest income is recognized in profit or loss using the effective interest rate method.

Financial expenses comprise losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss and losses by impairment recognized in the financial assets (except receivables).

q) Employee benefits

Bradesco recognizes, prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and recognizes the changes in the financial condition during the year in which the changes occurred, in profit or loss.

i. Defined contribution plan

Bradesco and its subsidiaries sponsor Pension Plans for their employees and Management. Contribution obligations for defined contribution Pension Plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii. Defined benefit plans

The Company's net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Company or at the time of retirement.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset

ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the statement of income.

iii. Termination benefits

Severance benefits are accrued when the employment relationship is terminated by the Company before the employee's normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (which are all payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Company has a present legal or constructive obligation to pay the amount as a result of past service provided by the employee and the obligation can be reliably estimated.

r) Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Company estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

s) Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15 - Revenue from Contracts with Customers, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

t) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at the base rate of 15% of taxable income, plus an additional 10%. The social contribution on net income (CSLL) for financial, insurance and similar companies is calculated at the rate of 15% and 9% for other companies. In November 2019, Constitutional Amendment No. 103 was enacted, establishing in article 32, the increase in the CSLL rate of the "Banks" from 15% to 20%, effective as of March 2020.

In April 28, 2022, Provisional Measure No. 1,115 ("MP") was published, converted into Law No. 14,446, on September 19, 2022, which raised the social contribution rate on the Net Income of the insurance and financial sectors by one percentage point, during the period from August 1, 2022 to December 31, 2022.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 37.

u) Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Company operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Company's banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, Pension Plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

v) Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i. Share issuance costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders' equity, thus reducing the initial book value.

ii. Earnings per share

The Company presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii. Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders' Meeting are approved at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company's Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv. Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders' equity.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

Standards, amendments and interpretations of standards applicable in future periods

IFRS 17 – Insurance Contracts

Issued on May 2017, IFRS 17 - Insurance Contracts supersedes IFRS 04 - Insurance Contracts and establishes changes in measurement, recognition, and disclosure of insurance contracts applying specific methodologies for each type of contract. The standard is effective for annual periods beginning on or after January 1, 2023.

The Organization's Management assessed the initial application of IFRS 17 on its consolidated financial statements and estimated an increase of R$ 0.6 billion (0.4%) in total equity as at January 1, 2023 (a decrease of R$ 1.3 billion on January 1, 2022). The net effect considering the redesignation of certain financial assets is an increase of R$ 1.8 billion in total equity on January 1, 2023, (which represents 1.1% compared to total equity on January 1, 2023).

Contracts in the scope of IFRS 17

In accordance with the standard, contracts that meet the definition of insurance contracts, including insurance and reinsurance contracts issued and reinsurance contracts held, and investment contracts with discretionary participation issued by an insurance company must be measured under its rules, with some limited exceptions. An insurance contract is one where one party accepts significant insurance risk from another party. Insurance risk, , is risk, other than financial risk, transferred from the holder of a contract to the issuer. An investment contract with discretionary participation is a contract under which

the holder receives an additional payment, the amount or timing of which is contractually at the discretion of the issuer. Investment contract with discretionary participation are not insurance contracts, but they are within the scope of IFR17 if the entity also issues insurance contracts. The Organization evaluated all its rights and obligations and considered within the standards' scope insurance contracts issued, reinsurance contracts held and investments contracts with discretionary participation in its Life, Pension, Non-Life and Health portfolios to meet the definitions given above.

The standard also defines that after classifying the contracts within its scope, an entity shall evaluate if these contracts have any embedded derivatives, distinct investment components or a distinct good or non-insurance service. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policy holder can buy a contract with equivalent terms and conditions in the same jurisdiction. Goods or non-insurance services are distinct if the policy holder can benefit from the good or service either on its own or together with other resources readily available to the policy holder. The Organization evaluated the contracts within the scope of IFRS17 and concluded that there are not any components to be separated as; (i) the investment component present in Life and Pension contracts are highly interrelated with the insurance contract and (ii) goods and non-insurance services offered in some types of insurance contracts are not distinct as their cashflows are highly associated with the insurance component and the Organization provides a significant service in integrating the good or non-insurance services with the insurance contract.

The following is a summary of the Organizations products / groups of products that are within the scope of IFRS 17:

- The Life portfolio can be divided in three groups: Life Risk Short Term, Life Risk Long Term and Whole Life portfolios.
    - The Life Risk Short Term portfolio considers a variety of products with mortality, longevity and morbidity risk cover that has a maximum duration of three years.
    - The Life Risk Long Term portfolio considers products with mortality, longevity and morbidity risk cover. The duration of this portfolio is associated with the life expectancy of policyholders or has a more than three-year duration.
    - The Whole Life portfolio considers products with mortality, longevity and morbidity risk cover, and also have surrender options. The duration of this portfolio is associated with the life expectancy of policyholders.
- The Pension portfolio can be divided in three groups: Pensions with Defined Payments, Traditional Pensions and Current Brazilian Private Pension System.
    - The Pension with Defined Payments portfolio covers products that guarantee a future annuity once the policyholder reaches the retirement date. The duration of this portfolio is associated with the life expectancy of policyholders.
    - The Traditional Pensions portfolio cover products that guarantee a minimum interest rate and inflation adjustment both for the investment and benefit phases. The duration of this portfolio is associated with the life expectancy of policyholders.
    - The Brazilian Current Complementary Pension Regime portfolio cover products that guarantee an interest rate and inflation adjustment only within the benefit phase, including PGBL and VGBL. The duration of this portfolio is associated with the life expectancy of policyholders.
- The Health portfolio can be divided in two groups: Health and Dental Health.
    - The Health portfolio considers products with complete health coverage. These products can be contracted individually (Individual Health) or collectively (Collective Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum two-year duration.
    - The Dental Health portfolio consider products with dental health coverage only. These products can be contracted individually (Individual Dental Health) or collectively (Collective Dental Health). Individual products have their duration associated with the life expectancy of policyholders and collective products have a maximum three-year duration.

- The Non-Life portfolio can be divided in two groups: Long Term Non-Life portfolio and Short Term Non-Life portfolio.
    - The Non-Life Long Term portfolio include two products: (i) an insurance product that protects a self-funding pool agreement from default and (ii) home loan insurance.
    - The Non-Life Short Term portfolio include all other Non-Life insurance products, such as (but not limited to): auto, housing, equipment, civil responsibility.

Level of aggregation

For measurement purposes IFRS 17 requires that insurance contracts are aggregated based on similar risks that are managed together, which must be segregated by cohorts (i.e. by year of issue) and then divided into three categories: groups of contracts that are onerous on the initial recognition, groups of contract that, on initial recognition, have no significant possibility of becoming onerous in the future and a group of remaining contract in the portfolio, if any. Each contract in the scope of the standard was evaluated and classified in accordance with these definitions; the main differences in relation to IFRS 4 are the separation of contracts by cohorts and the separation of non-onerous and onerous contracts with losses arising from onerous contracts recognized immediately in the income statement.

Contract boundaries

Under IFRS 17 the cash flows are within the insurance contract boundary if they result from substantive rights and obligations that exist during the reporting period under which the entity may require the policyholder to pay premiums or the entity may be required to provide insurance coverage to the policyholder. For contracts with discretionary participation cash flows are within the limit of the contract if they result from the entity's substantive obligation to deliver cash at a present or future date. The Organization evaluated the contract boundaries of its contracts within the scope of the standard and did not identify significant changes when compared to what was applied from the perspective of IFRS 4.

Measurement

To measure the liability for remaining coverage of its insurance contracts, the Organization expects to apply the General Measurement Model, the Variable Fee Approach, and the Premium Allocation Approach which are detailed below.

In the **General Measurement Model (GMM/BBA)**, the issued insurance contracts are measured on initial recognition at the total of: (i) estimated future cash flows, adjusted for the time value of money, and an explicit risk adjustment related to the non-financial risk; and (ii) the insurance contractual service margin (CSM). The Organization expects to apply the general model to the following portfolios: Life Risk Long Term, Whole Life, Pension with Defined Payments, Traditional Pension, Individual Health, Individual Dental Health and Non-Life Long Term.

As a variation of the general model, the **Variable Fee Approach (VFA)** follows the same principles as the general model but subsequent measurement differs in relation to the measurement of the CSM. VFA is applied to direct participation contracts which are contracts that are substantially investment-related service contracts. In addition, in such types of contracts, the liability to policyholders is linked to underlying items. 'Underlying items' are defined as "Items that determine some of the amounts payable to a policyholder". Underlying items can comprise any items; for example, a reference portfolio of assets, the net assets of the entity, or a specified subset of the net assets of the entity." The methodology will be applied by the Organization to the Brazilian Current Complementary Pension Regime portfolio.

In addition to the general model and the VFA, IFRS 17 provides, as a way of simplifying the measurement process, the **Premium Allocation Model (PAA)**. This simplified model is applicable to contracts with a coverage period of one year or less and contracts for which the Organization reasonably expects that the resulting measurement would not differ materially from that under the general measurement model. The simplified model is expected to be applied by the Organization to the Life Risk Short Term, Collective Health, Collective Dental Health and Non-Life Short Term portfolios, because these portfolios have coverage periods of one year or less or were submitted to a 'similarity test' carried out by the Organization to confirm

if the value of the liabilities of these contracts measured according to the simplified model is equal or similar to the value of the liabilities of these contracts measured by the General Model (BBA). This premium allocation model is similar to the measurement model applied under IFRS 4.

The Organization does not issue **reinsurance contracts**; however, it has contracts assigned to reinsurers and will apply the Premium Allocation Approach - PAA to measure accepted reinsurance contracts, as their duration are less or equal to one year.

The Organization will measure **liabilities for incurred claims** using an estimate of the fulfilment cash flows that will be discounted to present value.

The main differences from the current measurement to those required by IFRS 17 are expected to be: (1) for GMM and VFA portfolios, the requirement to consider expected cash flows throughout the remaining coverage period, apply a risk adjustment and identify CSM as well to segregate onerous contracts in the Statement of Financial Position (2) for all portfolios - the measurement of incurred claim liabilities using the present value of an estimated payment cashflow and (3) rights and obligations that arise from a contract within IFRS17 scope will be presented in two groups: remaining coverage and incurred claims, as a result, values that are currently registered as: (i) assets such as direct acquisition costs and (ii) receivable premiums will be considered together with the other components of the contract.

Discount rate

Discount rate is the rate used to reflect the time value of money of future cash flows. It can be built using one of two methodologies: Top-Down or Bottom-Up. Under the Top-Down methodology, the discount rate is derived from the Internal Return Rate (IRR) of a portfolio of assets. In the Bottom-Up methodology, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. The liquidity risk reflects the compensation that an investor would require for the differences in liquidity between the insurance contracts, considering all surrender options, and the reference bond portfolio.

The discount rate used by the Organization to discount the cash flows for all products follows the Bottom -Up approach. There were no significant changes in the rates compared to rates used under IFRS 4 because, in the analyzed periods, the liquidity risk was not significant due to surrender options available to clients.

The Organization also defined, as required by the standard that the effect of changes in the discount rates will be directly allocated in its other comprehensive income.

Risk Adjustment (RA)

The Risk Adjustment (RA) is the adjustment made by the Organization in the estimate of the present value of future cash flows to reflect the compensation that it would require for bearing the risk of the uncertainty in the amount and timing of cash flows arising from non-financial risks. The Organization defined that for the Life and Pension, Non-Life, and Dental Health portfolios the cost of capital methodology will be used to calculate the RA, and for the Health portfolios it will be the confidence level methodology.

The cost of capital methodology is built based on multiplying the risk capital that the insurance obligation will require within its boundaries by a cost of capital. The risk capital that the insurance obligation will require within its boundaries is obtained by a proxy methodology that multiplies the current risk capital by the duration of the insurance cashflows. The cost of capital is the minimum return that the shareholders will require from a portfolio and is obtained through a Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on a projection of the contract cashflows in a defined stressed scenario. In this case, the risk adjustment will be the difference between insurance cashflows in the defined stressed scenario and insurance cashflow in the base scenario.

The RA concept is a new concept introduced by IFRS 17 as part of the measurement of insurance contract liabilities, therefore the totality of its effect on these liabilities represents a change in relation to IFRS 4.

Allocation of the Contractual Service Margin (CSM)

The contractual service margin for each group of insurance contracts is recognized in profit or loss in each period to reflect the insurance services provided. The amount of contractual service margin recognized in each period is determined by identifying the coverage units, allocating the contractual service margin at the end of the period (before recognizing any release to profit or loss to reflect the services provided in that period) equally to each coverage unit provided in the current period and expected to be provided in the future and recognizing in profit or loss the amount allocated to units of coverage provided in the period.

For groups of contracts measured by the General Model (GMM) and the Variable Fee Approach (VFA), the allocation of the Contractual Service Margin is calculated over the life of the group of contracts in a way that systematically reflects the transfer of insurance benefits and/or investment under the contract.

The Organization has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract services provided for each group of contracts and, therefore, the coverage units. The basis for determining the amount of coverage provided for each product for the appropriation of the CSM were determined based on the outflows (being outflows, the sum of projected claims, commissions, operating and administrative expenses).

This is a significant change brought by IFRS 17 as the concept of CSM was not applicable under IFRS 4 as previously applied by the Organization.

Transition

The impacts resulting from the adoption of IFRS 17 must be recognized retrospectively, based on the full retrospective approach unless this is impractical, in which case the modified retrospective approach or the fair value approach. However, if the entity does not have reasonable and sustainable information to measure the contracts under the modified retrospective approach, it must use the fair value approach.

The Organization determined that the full retrospective approach will be adopted for insurance contracts which will be measured under the PAA.

For contracts measured using the GMM, the Organization determined that it will use the fair value transition approach for the cohorts of contracts in: the portfolios of Whole Life, Pension with Defined Payments, Traditional Pensions and Non-Life Long Term – Home Loan issued through 2017; the portfolios of Individual Health and Non-Life Long Term – Self-Funding Pool Agreement issued through 2018; the Life Risk Long Term portfolios through 2019 and the Individual Dental Health portfolios through 2020, and the full retrospective transition approach for cohorts in these portfolios issued after these dates. For contracts measured using the variable fee approach, the fair value transition approach is used for the cohorts issued through 2019, and the full retrospective transition approach is used for the cohorts of contracts issued after this date. The decision to use the fair value approach was based on the unavailability of information at the granularity required to use the full retrospective transition approach in these portfolios.

Under the fair value approach, the contractual service margin on the date of transition represents the difference between the fair value determined by the Organization and the fulfilment cash flows, which are a risk-adjusted, explicit, unbiased and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfils the contracts.

Presentation and disclosure

IFRS 17 requires new disclosures about amounts recognized in the financial statements, including detailed contract reconciliations, effects of newly recognized contracts, as well as disclosures about significant judgments made in its application. There are also expanded disclosures about the nature and extent of

risks in insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. In general, IFRS 17 requires a more granular level of disclosures, bringing greater transparency to assess the effects of insurance contracts on financial statements, when compared to those required by IFRS 4.

Redesignation of assets

According to the standard, a company can reassess the current designation of its assets measured under IFRS9, at the date of initial application of IFRS17, if these assets are related to insurance contracts within IFRS17 scope. This redesignation is based on a change of the asset business model to protect the company from the financial effects of the new standard.

The Organization evaluated IFRS17 effects, mainly the ones related to changes in the applied discount rate and, reassessed its related assets business model. The reassessment resulted in a business model reclassification for a portion of assets used to support the Life and Pension and Health portfolios. In this reclassification the Organization decreased the amount of assets measured at amortized Cost and increased the amount of assets measured at Fair Value through Other Comprehensive income.

Amendments to IAS 1 - Presentation of Financial Statements

The amendments are intended to improve disclosures of accounting policies, so that entities provide more useful information to users of financial statements. Entities should disclose their material accounting policies rather than their significant accounting policies. It also includes guidance on how to apply the concept of materiality to accounting policy disclosures. The changes are effective for annual periods beginning on or after January 1, 2023, with early application permitted. There are no significant impacts expected from the adoption of this amendment.

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. They also contemplate changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes are effective as of January 1, 2024. Bradesco is in the process of assessing the potential impacts.

Amendments to IAS 8 - Accounting Policies, Change of Estimates Error Correction

Entities should distinguish between changes in accounting policies and changes in accounting estimates. The changes are effective for annual periods beginning on or after January 1, 2023, with early application permitted. There are no significant impacts expected from the adoption of this amendment.

Amendments to IAS 12 - Taxes on Profit

In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to lease operations and foreclosure obligations, for example. With the changes, entities will no longer be entitled to the exemption and will be obliged to recognize the deferred tax on such transactions. The amendments are effective for annual periods beginning on or after January 1, 2023. Bradesco has identified that the amendments will have a non-significant impact on some items in the statement of financial position, with no impact on profit or loss.

Amendments to IFRS 16 - Leases

The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use

retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is in the process of assessing the potential impacts.

4) ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Significant estimates are disclosed below and further information is presented in the referenced notes:

Accounting estimates	Note
• Fair value of financial instruments (Level II and III)	40.4 / 29 and 30 / 6 and 8
• Expected credit loss	40.1 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Realization of deferred income tax	37
• Technical provisions for insurance	21
• Other provisions	22

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion about the determination of fair value of financial instruments, see Note 40.5.

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

- Determine the criteria in order to identify the significant increase of credit risk;
- Select quantitative models and suitable assumptions;
- Establish several prospective scenarios and assumptions;
- Group similar financial assets; and
- Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 40.2.

Impairment of intangible assets and goodwill

The Company analyzes, at least annually, whether the carrying value of intangible assets and goodwill (including goodwill identified in the acquisition of associates and joint ventures) is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g., competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one's judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Company's view of future performance.

Realization of deferred income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period.

For additional information about income tax, see Note 37.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities constituted to honor future commitments to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on experience from the Group's portfolio and are periodically reviewed.

Other provisions

The provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the Organization's legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

		R$ thousands
	On December 31, 2022	On December 31, 2021
Cash and due from banks in domestic currency	14,428,309	14,850,622
Cash and due from banks in foreign currency	6,120,063	6,433,495
Reverse repurchase agreements (1) **(a)**	97,635,695	50,101,989
Investments in gold	-	213
Cash and cash equivalents	118,184,067	71,386,319
Compulsory deposits with the Central Bank (2)	101,973,383	87,317,302
Cash, cash equivalents and balances with banks (b)	220,157,450	158,703,621
Cash and balances with banks (b) – (a)	122,521,755	108,601,632

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

		R$ thousands
	On December 31, 2022	On December 31, 2021
Financial assets		
Brazilian government bonds	210,538,448	259,024,432
Bank debt securities	34,091,904	20,621,803
Corporate debt and marketable equity securities	28,214,231	23,766,666
Mutual funds	12,025,851	9,966,594
Brazilian sovereign bonds	113,828	307,452
Foreign governments bonds	656,270	689,293
Derivative financial instruments	16,258,496	22,184,725
Total	301,899,028	336,560,965

b) Maturity

		R$ thousands
	On December 31, 2022	On December 31, 2021
Maturity of up to one year	55,128,782	68,882,909
Maturity of one to five years	153,846,848	202,449,463
Maturity of five to 10 years	64,795,283	36,316,999
Maturity of over 10 years	8,716,528	11,550,369
No stated maturity	19,411,587	17,361,225
Total	301,899,028	336,560,965

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$6,589,358 thousand on December 31, 2022 (R$49,991,355 thousand on December 31, 2021), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

		R$ thousands
	On December 31, 2022	On December 31, 2021
Derivative financial instruments	13,341,324	14,265,283
Total	13,341,324	14,265,283

7) DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i) Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e., foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Company's foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Company, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii) Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Company and a customer. The Company is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii) Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv) Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Company is as follows:

										R$ thousands
	On December 31, 2022					On December 31, 2021				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts						-				
Purchase commitments:	**114,376,165**	-	-	-	-	**99,213,654**		-	-	-
- Interbank market	89,694,759	-	-	-	-	61,640,819	-	-	-	-
- Foreign currency	13,512,369	-	-	-	-	31,449,101	-	-	-	-
- Other	11,169,037	3,622,411	-	-	-	6,123,734	2,234,955	-	-	-
Sale commitments:	**207,516,974**		-	-	-	**186,188,569**		-	-	-
- Interbank market (1)	157,246,540	67,551,781	-	-	-	131,650,443	70,009,624	-	-	-
- Foreign currency (2)	42,723,808	29,211,439	-	-	-	50,649,347	19,200,246	-	-	-
- Other	7,546,626	-	-	-	-	3,888,779	-	-	-	-
Option contracts										
Purchase commitments:	**279,394,344**		**1,793,886**	**176,424**	**1,970,310**	**277,559,369**		**1,304,697**	**473,982**	**1,778,679**
- Interbank market	257,221,828	8,445,913	1,132,138	(119)	1,132,019	250,565,454	8,112,967	748,111	(264)	747,847
- Foreign currency	6,590,716	-	75,499	(16,251)	59,248	3,442,347	-	151,280	(51,642)	99,638
- Other	15,581,800	356,823	586,249	192,794	779,043	23,551,568	-	405,306	525,888	931,194
Sale commitments:	**270,847,005**		**(1,100,416)**	**259,216**	**(841,200)**	**270,271,972**		**(943,666)**	**(148,378)**	**(1,092,044)**
- Interbank market	248,775,915	-	(122,879)	-	(122,879)	242,452,487	-	(96,655)	45	(96,610)
- Foreign currency	6,846,113	255,397	(85,634)	48,655	(36,979)	3,986,437	544,090	(172,612)	115,438	(57,174)
- Other	15,224,977	-	(891,903)	210,561	(681,342)	23,833,048	281,480	(674,399)	(263,861)	(938,260)
Forward contracts										
Purchase commitments:	**30,418,892**		**(775,900)**	**(2,423)**	**(778,323)**	**32,430,997**		**303,733**	**(5,263)**	**298,470**
- Foreign currency	30,224,123	5,541,862	(773,873)	-	(773,873)	31,622,823	4,716,522	231,503	(826)	230,677
- Other	194,769	-	(2,027)	(2,423)	(4,450)	808,174	-	72,230	(4,437)	67,793
Sale commitments:	**28,105,417**		**942,362**	**(21,228)**	**921,134**	**30,185,980**		**1,876,674**	**(38,817)**	**1,837,857**

R$ thousands

	On December 31, 2022					On December 31, 2021				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
- Foreign currency (2)	24,682,261	-	340,407	-	340,407	26,906,301	-	(92,393)	-	(92,393)
- Other	3,423,156	3,228,387	601,955	(21,228)	580,727	3,279,679	2,471,505	1,969,067	(38,817)	1,930,250
Swap contracts										
Assets (long position):	**568,304,026**		**8,554,392**	**2,122,139**	**10,676,531**	**85,399,663**		**13,299,664**	**3,501,416**	**16,801,080**
- Interbank market	39,592,088	434,157	989,603	2,501,866	3,491,469	26,515,089	-	(33,786)	1,594,172	1,560,386
- Fixed rate	157,051,442	71,837,047	751,565	(198,742)	552,823	16,113,972	9,253,753	4,135,240	(765,075)	3,370,165
- Foreign currency	82,003,795	-	4,659,421	(122,999)	4,536,422	32,743,824	14,819,075	8,095,899	2,530,658	10,626,557
- IGPM (General Index of market pricing)	223,031	-	240,773	(6,196)	234,577	504,587	-	563,281	11,054	574,335
- Other	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240	9,522,191	4,995,108	539,030	130,607	669,637
Liabilities (short position):	**446,365,683**		**(8,010,692)**	**(1,020,588)**	**(9,031,280)**	**67,738,764**		**(10,367,236)**	**(1,337,364)**	**(11,704,600)**
- Interbank market	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)	37,713,535	11,198,446	(29,833)	(1,336,711)	(1,366,544)
- Fixed rate	85,214,395	-	(688,110)	(105,390)	(793,500)	6,860,219	-	(2,983,362)	21,352	(2,962,010)
- Foreign currency	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)	17,924,749	-	(5,924,580)	(53,459)	(5,978,039)
- IGPM	346,648	123,617	(444,055)	8,095	(435,960)	713,178	208,591	(759,159)	(17,985)	(777,144)
- Other	164,921,911	-	(1,298,745)	103,403	(1,195,342)	4,527,083	-	(670,302)	49,439	(620,863)
Total	1,945,328,506		1,403,632	1,513,540	2,917,172	1,048,988,968		5,473,866	2,445,576	7,919,442

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$107,396,399 thousand (on December 2021 – R$97,361,681 thousand); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$50,673,213 thousand (on December 2021 – R$ 46,895,240 thousand);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$31,912,812 thousand (on December 2021 – R$32,578,474 thousand); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

		R$ thousands
	On December 31, 2022	On December 31, 2021
Risk received in credit swaps - Notional	**2,585,136**	**3,490,765**
- Debt securities issued by companies	755,184	826,946
- Brazilian government bonds	1,184,523	2,085,120
- Foreign government bonds	645,429	578,699
Risk transferred in credit swaps - Notional	**(1,476,609)**	**(1,512,316)**
- Brazilian government bonds	(840,050)	(831,495)
- Foreign government bonds	(636,559)	(680,821)
Total net credit risk value	**1,108,527**	**1,978,449**

The contracts related to credit derivative transactions described above are due in 2027. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in OCI (gross of tax effects)	Accumulated fair value adjustments in OCI (net of tax effects)
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022	**158,069,612**	**157,766,799**	**(818,135)**	**(449,974)**
Hedge of interest receipts from investments in securities (1)	46,895,240	47,164,744	(933,758)	(513,567)
Hedge of interest payments on funding (1)	97,361,681	96,910,430	215,196	118,358
Total on December 31, 2021	**144,256,921**	**144,075,174**	**(718,562)**	**(395,209)**

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. In the year ended December 31, 2022, the amount of R$354,322 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on December 31, 2022 is R$422,483 thousand, this amount will be appropriated to profit or loss until the year 2027.

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, for the year ended December 31, 2022 was R$181 thousand (there were no gains/(losses) related to the cash flow accounting hedge in the year ended December 31, 2021).

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in profit or loss.

				R$ thousands
	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	209,242	209,242	9,242	5,083
Total on December 31, 2022	**209,242**	**209,242**	**9,242**	**5,083**
Debenture hedge	205,592	205,592	5,592	3,076
Total on December 31, 2021	**205,592**	**205,592**	**5,592**	**3,076**

(1) Regarding the risk of shares, using Swap contracts, with maturities up to 2028.

The gains/(losses) related to the fair value hedge, recorded in financial position, in equity, as at December 31, 2022 was R$7 thousand (there were no gains/(losses) related to the fair value hedge in 2021).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	**2,973,652**	**2,970,793**	**(696,930)**	**(365,488)**
Hedge of exchange variation on future cash flows (1)	4,658,609	2,800,937	(839,389)	(440,197)
Total on December 31, 2021	**4,658,609**	**2,800,937**	**(839,389)**	**(440,197)**

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for year ended December 31, 2022 was R$(35,697) thousand (R$(38,333) thousand in 2021).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On December 31, 2022			On December 31, 2021		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	109,054,313	-	109,054,313	67,500,239	-	67,500,239
Derivative financial instruments	16,258,496	-	16,258,496	22,184,725	-	22,184,725
Financial liabilities						
Securities sold under agreements to repurchase	222,694,031	-	222,694,031	222,574,700	-	222,574,700
Derivative financial instruments	13,341,324	-	13,341,324	14,265,283	-	14,265,283

In the year ended in 2022 and 2021, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

R$ thousands

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	183,012,391	199,728	(6,040,869)	177,171,250
Corporate debt securities	3,616,923	71,731	(149,210)	3,539,444
Bank debt securities	6,529,147	2,450	(123,121)	6,408,476
Brazilian sovereign bonds	9,084,997	340,448	(88,128)	9,337,317
Foreign governments securities	6,891,388	-	(16,253)	6,875,135
Mutual funds	1,575,379	27,616	(419)	1,602,576
Marketable equity securities and other stocks	12,217,673	364,260	(1,927,853)	10,654,080
Balance on December 31, 2022 (1)	**222,927,898**	**1,006,233**	**(8,345,853)**	**215,588,278**
Brazilian government bonds	158,709,952	1,971,895	(4,806,960)	155,874,887
Corporate debt securities	6,063,483	226,766	(154,898)	6,135,351
Bank debt securities	7,566,014	531,470	(1,959,835)	6,137,649
Brazilian sovereign bonds	8,758,526	215,947	(88,968)	8,885,505
Foreign governments securities	6,670,843	-	(10,858)	6,659,985
Mutual funds	2,109,073	23,146	(4,265)	2,127,954
Marketable equity securities and other stocks	8,318,376	445,925	(1,069,095)	7,695,206
On December 31, 2021 (1)	**198,196,267**	**3,415,149**	**(8,094,879)**	**193,516,537**

(1) On June 30, 2022, Management decided to reclassify Securities measured at FVOCI to those measured at amortized cost, in the amount of R$26,890,434 thousand. This reclassification was due to the alignment of the management strategy of financial assets that cover long-term technical provisions, thus keeping the assets until their maturity, combined with the terms expected by the liabilities. If there was no such reclassification, fair value would be recognized in other comprehensive income in the amount of R$(1,370,634) thousand.

In December 2021, Management reclassified securities measured at fair value through other comprehensive income to measured at fair value through profit or loss, in the amount of R$40,305,887 thousand, reflected in profit or loss, in the gross amount of R$(1,373,557) thousand. This reclassification was the result of the alignment of risk and capital management.

b) Maturity

R$ thousands

	On December 31, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	36,221,146	36,099,069	45,423,965	44,163,006
From 1 to 5 years	130,753,272	129,091,959	50,015,025	49,467,861
From 5 to 10 years	24,895,874	23,585,316	58,965,698	57,653,004
Over 10 years	17,264,554	14,555,278	33,364,130	32,409,506
No stated maturity	13,793,052	12,256,656	10,427,449	9,823,160
Total	**222,927,898**	**215,588,278**	**198,196,267**	**193,516,537**

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$104,308,422 thousand on December 31, 2022 (R$88,549,154 thousand in 2021), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

R$ thousands

	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	12,217,673	(1,563,593)	10,654,080
Total on December 31, 2022	**12,217,673**	**(1,563,593)**	**10,654,080**
Marketable equity securities and other stocks	8,318,376	(623,170)	7,695,206
Total on December 31, 2021	**8,318,376**	**(623,170)**	**7,695,206**

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets to FVOCI on December 31, 2020	97,964	3,176	8,764	109,904
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	127,117	(1,245)	157,909	283,781
Expected loss of financial assets at FVOCI on December 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated or purchased/Assets settled or paid	(97,201)	6,181	(1,381)	(92,401)
Expected loss of financial assets at FVOCI on December 31, 2022	129,812	6,180	165,292	301,284

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government bonds	96,481,696	3,146,166	(6,659,322)	92,968,540
Corporate debt securities	115,129,378	1,334,724	(672,729)	115,791,373
Balance on December 31, 2022 (1)	211,611,074	4,480,890	(7,332,051)	208,759,913
Securities:				
Brazilian government bonds	79,521,578	3,703,783	(3,193,926)	80,031,435
Corporate debt securities	99,297,697	992,753	(921,269)	99,369,181
Balance on December 31, 2021 (1)	178,819,275	4,696,536	(4,115,195)	179,400,616

(1) In 2022 and 2021 there were no reclassifications from financial assets at amortized cost to other categories; and
(2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

				R$ thousands
	On December 31, 2022		On December 31, 2021	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	23,662,304	23,411,019	39,050,064	38,849,569
From 1 to 5 years	109,339,662	107,947,094	87,143,802	85,001,327
From 5 to 10 years	41,876,000	42,421,977	36,997,796	39,111,612
Over 10 years	36,733,108	34,979,823	15,627,613	16,438,108
Total	211,611,074	208,759,913	178,819,275	179,400,616

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$38,535,855 thousand at December 31, 2022 (December 31, 2021 – R$43,616,767 thousand), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost as of December 31, 2020	295,428	1,123,019	4,137,022	5,555,469
Transferred to Stage 1	-	(14,267)	(1,168)	(15,435)
Transferred to Stage 2	(2,037)	-	-	(2,037)
Transferred to Stage 3	(109)	(72)	-	(181)
Transfer from Stage 1	-	2,037	109	2,146
Transfer from Stage 2	14,267	-	72	14,339
Transfer from Stage 3	1,168	-	-	1,168
Assets originated or purchased/Assets settled/Reversal/Transferred from FVOCI	185,206	(335,883)	122,871	(27,806)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,884)	(177)	(455,061)
Transferred to Stage 2	(2,108)	-	(856)	(2,964)
Transferred to Stage 3	(921)	(108,656)	-	(109,577)
Transfer from Stage 1	-	2,108	921	3,029
Transfer from Stage 2	454,884	-	108,656	563,540
Transfer from Stage 3	177	856	-	1,033
New assets originated or purchased/Assets settled or paid/Transferred from FVOCI	(473,559)	(83,462)	(1,929,811)	(2,486,832)
Expected loss of financial assets at amortized cost on December 31, 2022	472,396	130,796	2,437,639	3,040,831

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousands
	On December 31, 2022	On December 31, 2021
Reverse repurchase agreements (1)	109,054,313	67,500,239
Loans to financial institutions	13,462,268	15,996,771
Expected credit loss	(28,252)	(70,194)
Total	122,488,329	83,426,816

(1) On December 31, 2022, it included financial investments given in guarantee in the amount of R$64,876,703 thousand (December 31, 2021 - R$43,869,456 thousand).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousands
	On December 31, 2022	On December 31, 2021
Companies	**305,691,791**	**293,491,411**
- Financing and On-lending	**111,607,610**	**111,905,705**
- Financing and export	37,587,540	46,635,544
- Housing loans	20,625,289	14,135,803
- Onlending BNDES/Finame	16,379,953	16,079,517
- Vehicle loans	23,242,661	18,927,295
- Import	10,391,807	13,055,441
- Leases	3,380,360	3,072,105
- Borrowings	**179,349,940**	**169,606,160**
- Working capital	98,963,672	101,989,937
- Rural loans	7,619,561	5,502,190
- Other	72,766,707	62,114,033
- Limit operations (1)	**14,734,241**	**11,979,546**
- Credit card	7,576,681	5,723,165
- Overdraft for corporates/Individuals	7,157,560	6,256,381
Individuals	**357,611,537**	**320,342,196**
- Financing and On-lending	**125,994,550**	**119,730,088**
- Housing loans	84,617,176	81,712,089
- Vehicle loans	34,012,500	30,884,597

	R$ thousands	
	On December 31, 2022	On December 31, 2021
- Onlending BNDES/Finame	7,213,697	6,961,700
- Other	151,177	171,702
- Borrowings	**156,052,453**	**142,243,997**
- Payroll-deductible loans	89,761,029	84,535,206
- Personal credit	35,097,910	31,052,154
- Rural loans	12,367,701	10,348,497
- Other	18,825,813	16,308,140
- Limit operations (1)	**75,564,534**	**58,368,111**
- Credit card	69,954,999	53,771,164
- Overdraft for corporates/Individuals	5,609,535	4,596,947
Total portfolio	663,303,328	613,833,607
Expected credit loss	(54,898,695)	(40,800,985)
Total of net loans and advances to customers	608,404,633	573,032,622

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands	
	On December 31, 2022	On December 31, 2021
Gross investments in finance lease receivables:		
Up to one year	1,315,976	1,196,366
From one to five years	2,139,214	1,392,801
Over five years	118,980	694,556
Impairment loss on finance lease receivables	(45,795)	(57,535)
Net investment	**3,528,375**	**3,226,188**
Net investments in finance lease:		
Up to one year	1,297,897	1,174,549
From one to five years	2,112,948	1,358,550
Over five years	117,530	693,089
Total	**3,528,375**	**3,226,188**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2022
Companies	**255,289,107**	**(2,794,820)**	**(3,015,338)**	**5,246,877**	**831,328**	**(25,300,196)**	**158,295,633**	**(121,185,787)**	**-**	**267,366,804**
- Financing	100,155,914	(883,862)	(575,993)	3,359,279	747,825	(4,253,515)	54,231,476	(48,321,880)	-	104,459,244
- Borrowings	145,443,287	(1,643,288)	(2,142,527)	1,516,557	73,145	(21,046,681)	99,485,262	(71,036,261)	-	150,649,494
- Revolving	9,689,906	(267,670)	(296,818)	371,041	10,358	-	4,578,895	(1,827,646)	-	12,258,066
Individuals	**272,635,668**	**(11,588,082)**	**(7,123,858)**	**5,570,962**	**653,188**	**(29,994,346)**	**119,570,888**	**(57,068,065)**	**-**	**292,656,355**
- Financing	107,558,782	(6,250,501)	(1,035,122)	3,202,704	84,557	(13,977,848)	36,106,621	(16,246,770)	-	109,442,423
- Borrowings	118,573,323	(2,598,680)	(3,337,413)	692,370	409,402	(16,016,498)	66,488,649	(38,563,078)	-	125,648,075
- Revolving	46,503,563	(2,738,901)	(2,751,323)	1,675,888	159,229	-	16,975,618	(2,258,217)	-	57,565,857
Total	**527,924,775**	**(14,382,902)**	**(10,139,196)**	**10,817,839**	**1,484,516**	**(55,294,542)**	**277,866,521**	**(178,253,852)**	**-**	**560,023,159**

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2022
Companies	**14,119,637**	**(5,246,877)**	**(1,046,304)**	**2,794,820**	**936,352**	**(4,074,052)**	**5,881,869**	**(2,968,357)**	**-**	**10,397,088**
- Financing	5,461,897	(3,359,279)	(234,955)	883,862	305,804	(2,964,276)	631,448	1,373,907	-	2,098,408
- Borrowings	7,082,040	(1,516,557)	(648,878)	1,643,288	600,089	(1,109,776)	4,881,568	(3,642,129)	-	7,289,645
- Revolving	1,575,700	(371,041)	(162,471)	267,670	30,459	-	368,853	(700,135)	-	1,009,035
Individuals	**23,075,748**	**(5,570,962)**	**(2,452,124)**	**11,588,082**	**1,796,149**	**2,629,090**	**12,673,444**	**(12,208,369)**	**-**	**31,531,058**
- Financing	10,479,754	(3,202,704)	(690,111)	6,250,501	64,442	1,425,641	3,673,945	(4,506,721)	-	13,494,747
- Borrowings	6,731,162	(692,370)	(779,343)	2,598,680	1,395,880	1,203,449	6,653,637	(6,346,880)	-	10,764,215
- Revolving	5,864,832	(1,675,888)	(982,670)	2,738,901	335,827	-	2,345,862	(1,354,768)	-	7,272,096
Total	**37,195,385**	**(10,817,839)**	**(3,498,428)**	**14,382,902**	**2,732,501**	**(1,444,962)**	**18,555,313**	**(15,176,726)**	**-**	**41,928,146**

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2022
Companies	**24,082,667**	**(831,328)**	**(936,352)**	**3,015,338**	**1,046,304**	**1,025,380**	**15,392,717**	**(8,616,409)**	**(6,250,418)**	**27,927,899**
- Financing	6,287,894	(747,825)	(305,804)	575,993	234,955	(541,932)	348,266	(193,223)	(608,365)	5,049,959
- Borrowings	17,080,832	(73,145)	(600,089)	2,142,527	648,878	1,567,312	14,523,782	(8,789,521)	(5,089,778)	21,410,798
- Revolving	713,941	(10,358)	(30,459)	296,818	162,471	-	520,669	366,335	(552,275)	1,467,142
Individuals	**24,630,780**	**(653,188)**	**(1,796,149)**	**7,123,858**	**2,452,124**	**3,461,208**	**16,338,531**	**(5,629,284)**	**(12,503,756)**	**33,424,124**
- Financing	1,691,549	(84,557)	(64,442)	1,035,122	690,111	1,473,380	859,894	(1,762,506)	(781,172)	3,057,379
- Borrowings	16,939,514	(409,402)	(1,395,880)	3,337,413	779,343	1,987,828	12,437,894	(5,942,417)	(8,094,131)	19,640,162
- Revolving	5,999,717	(159,229)	(335,827)	2,751,323	982,670	-	3,040,743	2,075,639	(3,628,453)	10,726,583
Total	48,713,447	(1,484,516)	(2,732,501)	10,139,196	3,498,428	4,486,588	31,731,248	(14,245,693)	(18,754,174)	61,352,023

R$ thousands

Consolidated - All stages	Balance on December 31, 2021	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2022
Companies	**293,491,411**	**(28,348,868)**	**179,570,219**	**(132,770,553)**	**(6,250,418)**	**305,691,791**
- Financing	111,905,705	(7,759,723)	55,211,190	(47,141,196)	(608,365)	111,607,611
- Borrowings	169,606,159	(20,589,145)	118,890,612	(83,467,911)	(5,089,778)	179,349,937
- Revolving	11,979,547	-	5,468,417	(2,161,446)	(552,275)	14,734,243
Individuals	**320,342,196**	**(23,904,048)**	**148,582,863**	**(74,905,718)**	**(12,503,756)**	**357,611,537**
- Financing	119,730,085	(11,078,827)	40,640,460	(22,515,997)	(781,172)	125,994,549
- Borrowings	142,243,999	(12,825,221)	85,580,180	(50,852,375)	(8,094,131)	156,052,452
- Revolving	58,368,112	-	22,362,223	(1,537,346)	(3,628,453)	75,564,536
Total	613,833,607	(52,252,916)	328,153,082	(207,676,271)	(18,754,174)	663,303,328

(1) Composed of advanced settlements, maturities and changes.

R$ thousands

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2021
Companies	**217,561,123**	**(3,108,964)**	**(980,917)**	**1,593,772**	**199,175**	**(23,949,966)**	**168,208,771**	**(104,233,887)**	**-**	**255,289,107**
- Financing	94,231,267	(908,149)	(189,983)	579,002	24,113	(11,279,214)	57,000,287	(39,301,409)	-	100,155,914
- Borrowings	116,800,205	(1,787,523)	(665,168)	868,348	165,127	(12,670,752)	107,605,738	(64,872,688)	-	145,443,287
- Revolving	6,529,651	(413,292)	(125,766)	146,422	9,935	-	3,602,746	(59,790)	-	9,689,906
Individuals	**195,239,164**	**(7,139,615)**	**(3,661,718)**	**12,942,485**	**863,078**	**(10,699,421)**	**142,922,899**	**(57,831,204)**	**-**	**272,635,668**
- Financing	81,332,376	(4,113,805)	(433,652)	2,878,902	73,321	(8,326,024)	51,195,741	(15,048,077)	-	107,558,782
- Borrowings	79,213,356	(1,127,801)	(1,709,840)	8,315,591	618,100	(2,373,397)	79,553,749	(43,916,435)	-	118,573,323
- Revolving	34,693,432	(1,898,009)	(1,518,226)	1,747,992	171,657	-	12,173,409	1,133,308	-	46,503,563
Total	**412,800,287**	**(10,248,579)**	**(4,642,635)**	**14,536,257**	**1,062,253**	**(34,649,387)**	**311,131,670**	**(162,065,091)**	**-**	**527,924,775**

R$ thousands

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2021
Companies	**13,960,366**	**(1,593,772)**	**(594,262)**	**3,108,964**	**505,019**	**(719,581)**	**6,266,004**	**(6,813,101)**	**-**	**14,119,637**
- Financing	6,878,331	(579,002)	(258,817)	908,149	19,994	(841,508)	989,891	(1,655,141)	-	5,461,897
- Borrowings	6,329,980	(868,348)	(282,480)	1,787,523	452,273	121,927	4,596,735	(5,055,570)	-	7,082,040
- Revolving	752,055	(146,422)	(52,965)	413,292	32,752	-	679,378	(102,390)	-	1,575,700
Individuals	**38,023,532**	**(12,942,485)**	**(2,313,732)**	**7,139,615**	**1,463,999**	**(8,310,115)**	**8,960,243**	**(8,945,309)**	**-**	**23,075,748**
- Financing	10,655,990	(2,878,902)	(752,245)	4,113,805	208,332	(294,587)	3,036,579	(3,609,218)	-	10,479,754
- Borrowings	22,782,488	(8,315,591)	(978,590)	1,127,801	969,332	(8,015,528)	4,144,977	(4,983,727)	-	6,731,162
- Revolving	4,585,054	(1,747,992)	(582,897)	1,898,009	286,335	-	1,778,687	(352,364)	-	5,864,832
Total	**51,983,898**	**(14,536,257)**	**(2,907,994)**	**10,248,579**	**1,969,018**	**(9,029,696)**	**15,226,247**	**(15,758,410)**	**-**	**37,195,385**

R$ thousands

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2021
Companies	**25,288,827**	**(199,175)**	**(505,019)**	**980,917**	**594,262**	**244,809**	**10,389,522**	**(7,900,553)**	**(4,810,923)**	**24,082,667**
- Financing	7,352,243	(24,113)	(19,994)	189,983	258,817	503,893	911,654	(2,267,756)	(616,833)	6,287,894
- Borrowings	17,254,607	(165,127)	(452,273)	665,168	282,480	(259,084)	9,242,876	(5,788,533)	(3,699,282)	17,080,832
- Revolving	681,977	(9,935)	(32,752)	125,766	52,965	-	234,992	155,736	(494,808)	713,941
Individuals	**23,143,751**	**(863,078)**	**(1,463,999)**	**3,661,718**	**2,313,732**	**1,311,072**	**13,739,385**	**(7,098,812)**	**(10,112,989)**	**24,630,780**
- Financing	1,146,464	(73,321)	(208,332)	433,652	752,245	827,384	394,249	(1,165,852)	(414,940)	1,691,549
- Borrowings	16,659,845	(618,100)	(969,332)	1,709,840	978,590	483,688	11,892,438	(7,168,430)	(6,029,025)	16,939,514
- Revolving	5,337,442	(171,657)	(286,335)	1,518,226	582,897	-	1,452,698	1,235,470	(3,669,024)	5,999,717
Total	48,432,578	(1,062,253)	(1,969,018)	4,642,635	2,907,994	1,555,881	24,128,907	(14,999,365)	(14,923,912)	48,713,447

R$ thousands

Consolidated - All stages	Balance on December 31, 2020	Accumulated amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on December 31, 2021
Companies	**256,810,316**	**(24,424,738)**	**184,864,297**	**(118,947,541)**	**(4,810,923)**	**293,491,411**
- Financing	108,461,841	(11,616,829)	58,901,832	(43,224,306)	(616,833)	111,905,705
- Borrowings	140,384,792	(12,807,909)	121,445,349	(75,716,791)	(3,699,282)	169,606,159
- Revolving	7,963,683	-	4,517,116	(6,444)	(494,808)	11,979,547
Individuals	**256,406,447**	**(17,698,464)**	**165,622,527**	**(73,875,325)**	**(10,112,989)**	**320,342,196**
- Financing	93,134,830	(7,793,227)	54,626,569	(19,823,147)	(414,940)	119,730,085
- Borrowings	118,655,689	(9,905,237)	95,591,164	(56,068,592)	(6,029,025)	142,243,999
- Revolving	44,615,928	-	15,404,794	2,016,414	(3,669,024)	58,368,112
Total	513,216,763	(42,123,202)	350,486,824	(192,822,866)	(14,923,912)	613,833,607

(1) Composed of advanced settlements, maturities and changes.

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2022
Companies	4,556,820	(101,453)	(110,121)	237,462	315,659	(625,656)	2,814,415	(1,927,163)	-	5,159,963
- Financing	1,522,532	(20,144)	(12,901)	90,454	250,104	(89,461)	503,553	(683,146)	-	1,560,991
- Borrowings	2,488,160	(65,042)	(80,686)	118,906	51,870	(536,195)	2,085,751	(1,150,619)	-	2,912,145
- Revolving	546,128	(16,267)	(16,534)	28,102	13,685	-	225,111	(93,398)	-	686,827
Individuals	8,406,156	(525,542)	(453,601)	667,325	397,722	(1,069,906)	3,737,994	(2,563,241)	-	8,596,907
- Financing	937,824	(113,600)	(42,639)	289,773	50,226	(415,422)	388,709	(403,174)	-	691,697
- Borrowings	3,369,295	(193,374)	(194,765)	177,915	241,304	(654,484)	2,126,199	(1,539,617)	-	3,332,473
- Revolving	4,099,037	(218,568)	(216,197)	199,637	106,192	-	1,223,086	(620,450)	-	4,572,737
Total	12,962,976	(626,995)	(563,722)	904,787	713,381	(1,695,562)	6,552,409	(4,490,404)	-	13,756,870

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2022
Companies	1,469,716	(237,462)	(143,437)	101,453	464,742	77,264	1,692,435	(938,254)	-	2,486,457
- Financing	307,316	(90,454)	(40,245)	20,144	149,822	20,059	111,823	(150,778)	-	327,687
- Borrowings	973,523	(118,906)	(84,866)	65,042	297,079	57,205	1,472,024	(757,210)	-	1,903,891
- Revolving	188,877	(28,102)	(18,326)	16,267	17,841	-	108,588	(30,266)	-	254,879
Individuals	4,971,646	(667,325)	(688,908)	525,542	767,188	(212,575)	3,543,740	(2,054,246)	-	6,185,062
- Financing	1,352,248	(289,773)	(151,910)	113,600	42,244	(433,930)	308,662	(15,799)	-	925,342
- Borrowings	2,369,866	(177,915)	(337,058)	193,374	568,679	221,355	2,641,737	(1,775,396)	-	3,704,642
- Revolving	1,249,532	(199,637)	(199,940)	218,568	156,265	-	593,341	(263,051)	-	1,555,078
Total	6,441,362	(904,787)	(832,345)	626,995	1,231,930	(135,311)	5,236,175	(2,992,500)	-	8,671,519

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2022
Companies	**13,066,238**	**(315,659)**	**(464,742)**	**110,121**	**143,437**	**1,317,812**	**10,148,808**	**942,680**	**(6,250,418)**	**18,698,277**
- Financing	3,304,316	(250,104)	(149,822)	12,901	40,245	(517,968)	247,238	266,920	(608,365)	2,345,361
- Borrowings	9,280,084	(51,870)	(297,079)	80,686	84,866	1,835,780	9,610,383	178,207	(5,335,003)	15,386,054
- Revolving	481,838	(13,685)	(17,841)	16,534	18,326	-	291,187	497,553	(307,050)	966,862
Individuals	**13,711,766**	**(397,722)**	**(767,188)**	**453,601**	**688,908**	**3,083,696**	**8,161,475**	**6,107,289**	**(12,503,756)**	**18,538,069**
- Financing	1,015,270	(50,226)	(42,244)	42,639	151,910	297,034	374,456	115,514	(781,172)	1,123,181
- Borrowings	8,891,678	(241,304)	(568,679)	194,765	337,058	2,786,662	6,020,157	1,804,284	(8,094,131)	11,130,490
- Revolving	3,804,818	(106,192)	(156,265)	216,197	199,940	-	1,766,862	4,187,491	(3,628,453)	6,284,398
Total	**26,778,004**	**(713,381)**	**(1,231,930)**	**563,722**	**832,345**	**4,401,508**	**18,310,283**	**7,049,969**	**(18,754,174)**	**37,236,346**

R$ thousands

Consolidated - All stages	Balance on December 31, 2021	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2022
Companies	**19,092,774**	**769,420**	**14,655,658**	**(1,922,737)**	**(6,250,418)**	**26,344,697**
- Financing	5,134,164	(587,370)	862,614	(567,004)	(608,365)	4,234,039
- Borrowings	12,741,767	1,356,790	13,168,158	(1,729,622)	(5,335,003)	20,202,090
- Revolving	1,216,843	-	624,886	373,889	(307,050)	1,908,568
Individuals	**27,089,568**	**1,801,215**	**15,443,209**	**1,489,802**	**(12,503,756)**	**33,320,038**
- Financing	3,305,342	(552,318)	1,071,827	(303,459)	(781,172)	2,740,220
- Borrowings	14,630,839	2,353,533	10,788,093	(1,510,729)	(8,094,131)	18,167,605
- Revolving	9,153,387	-	3,583,289	3,303,990	(3,628,453)	12,412,213
Total	**46,182,342**	**2,570,635**	**30,098,867**	**(432,935)**	**(18,754,174)**	**59,664,735**

R$ thousands

Stage 1	Balance on December 31, 2020	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2021
Companies	**4,657,940**	**(157,782)**	**(54,858)**	**192,483**	**124,467**	**(1,142,215)**	**2,738,532**	**(1,801,747)**	**-**	**4,556,820**
- Financing	1,434,546	(21,869)	(5,663)	90,143	16,105	(133,108)	615,002	(472,624)	-	1,522,532
- Borrowings	2,748,583	(103,659)	(39,773)	88,400	87,702	(1,009,107)	1,952,341	(1,236,327)	-	2,488,160
- Revolving	474,811	(32,254)	(9,422)	13,940	20,660	-	171,189	(92,796)	-	546,128
Individuals	**6,263,052**	**(337,964)**	**(229,070)**	**1,413,258**	**531,607**	**(338,961)**	**4,231,021**	**(3,126,787)**	**-**	**8,406,156**
- Financing	763,932	(82,314)	(14,406)	585,259	37,863	(252,016)	625,515	(726,009)	-	937,824
- Borrowings	2,077,714	(80,969)	(79,133)	646,839	274,566	(86,945)	2,546,460	(1,929,237)	-	3,369,295
- Revolving	3,421,406	(174,681)	(135,531)	181,160	219,178	-	1,059,046	(471,541)	-	4,099,037
Total	**10,920,992**	**(495,746)**	**(283,928)**	**1,605,741**	**656,074**	**(1,481,176)**	**6,969,553**	**(4,928,534)**	**-**	**12,962,976**

R$ thousands

Stage 2	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2021
Companies	**1,545,667**	**(192,483)**	**(97,676)**	**157,782**	**299,254**	**(132,762)**	**864,510**	**(974,576)**	**-**	**1,469,716**
- Financing	499,494	(90,143)	(40,825)	21,869	11,304	(118,985)	111,867	(87,265)	-	307,316
- Borrowings	937,652	(88,400)	(46,682)	103,659	262,790	(13,777)	672,728	(854,447)	-	973,523
- Revolving	108,521	(13,940)	(10,169)	32,254	25,160	-	79,915	(32,864)	-	188,877
Individuals	**6,794,923**	**(1,413,258)**	**(698,784)**	**337,964**	**606,956**	**(1,945,420)**	**2,594,789**	**(1,305,524)**	**-**	**4,971,646**
- Financing	3,104,787	(585,259)	(374,649)	82,314	118,412	(1,505,518)	455,748	56,413	-	1,352,248
- Borrowings	2,939,423	(646,839)	(213,992)	80,969	307,151	(439,902)	1,703,515	(1,360,459)	-	2,369,866
- Revolving	750,713	(181,160)	(110,143)	174,681	181,393	-	435,526	(1,478)	-	1,249,532
Total	**8,340,590**	**(1,605,741)**	**(796,460)**	**495,746**	**906,210**	**(2,078,182)**	**3,459,299**	**(2,280,100)**	**-**	**6,441,362**

Stage 3	Balance on December 31, 2020	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Balance on December 31, 2021
										R$ thousands
Companies	**14,316,381**	**(124,467)**	**(299,254)**	**54,858**	**97,676**	**787,993**	**4,968,963**	**(1,924,989)**	**(4,810,923)**	**13,066,238**
- Financing	4,055,197	(16,105)	(11,304)	5,663	40,825	296,523	500,950	(950,600)	(616,833)	3,304,316
- Borrowings	9,768,315	(87,702)	(262,790)	39,773	46,682	491,470	4,340,731	(1,357,113)	(3,699,282)	9,280,084
- Revolving	492,869	(20,660)	(25,160)	9,422	10,169	-	127,282	382,724	(494,808)	481,838
Individuals	**12,179,688**	**(531,607)**	**(606,956)**	**229,070**	**698,784**	**2,051,282**	**6,487,763**	**3,316,731**	**(10,112,989)**	**13,711,766**
- Financing	625,961	(37,863)	(118,412)	14,406	374,649	542,473	212,563	(183,567)	(414,940)	1,015,270
- Borrowings	7,643,173	(274,566)	(307,151)	79,133	213,992	1,508,809	5,493,605	563,708	(6,029,025)	8,891,678
- Revolving	3,910,554	(219,178)	(181,393)	135,531	110,143	-	781,595	2,936,590	(3,669,024)	3,804,818
Total	26,496,069	(656,074)	(906,210)	283,928	796,460	2,839,275	11,456,726	1,391,742	(14,923,912)	26,778,004

Consolidated - All stages	Expected loss on december 31, 2020	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on december 31, 2021
						R$ thousands
Companies	**20,519,988**	**(486,984)**	**8,572,005**	**(4,701,312)**	**(4,810,923)**	**19,092,774**
- Financing	5,989,237	44,430	1,227,819	(1,510,489)	(616,833)	5,134,164
- Borrowings	13,454,550	(531,414)	6,965,800	(3,447,887)	(3,699,282)	12,741,767
- Revolving	1,076,201	-	378,386	257,064	(494,808)	1,216,843
Individuals	**25,237,663**	**(233,099)**	**13,313,573**	**(1,115,580)**	**(10,112,989)**	**27,089,568**
- Financing	4,494,680	(1,215,061)	1,293,826	(853,163)	(414,940)	3,305,342
- Borrowings	12,660,310	981,962	9,743,580	(2,725,988)	(6,029,025)	14,630,839
- Revolving	8,082,673	-	2,276,167	2,463,571	(3,669,024)	9,153,387
Total	45,757,651	(720,083)	21,885,578	(5,816,892)	(14,923,912)	46,182,342

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On December 31, 2022 - R$ thousands			
	Weighting			
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	Constitution/(Reversion)
Simulation 1	100%	-	-	(1,467,377)
Simulation 2	-	100%	-	(2,880,075)
Simulation 3	-	-	100%	1,686,432

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands		
	Year ended December 31		
	2022	2021	2020
Amount recorded	32,236,567	15,348,603	24,631,238
Amount recovered	(5,870,896)	(5,990,369)	(5,919,397)
Expected loss on loans and advances	**26,365,671**	**9,358,234**	**18,711,841**

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

		R$ thousands
	On December 31, 2022	On December 31, 2021
Opening balance	28,619,018	29,757,140
Amount renegotiated	33,667,170	28,506,866
Amount received/Others (1)	(21,836,142)	(24,768,774)
Write-offs	(6,096,557)	(4,876,214)
Closing balance	34,353,489	28,619,018
Expected loss on loans and advances	(13,876,069)	(10,983,519)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	20,477,420	17,635,499
Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	40.4%	38.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio	5.2%	4.7%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	5.6%	5.0%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

		R$ thousands
	On December 31, 2022	On December 31, 2021
Non-current assets held for sale		
Real estate	878,814	904,591
Vehicles and similar	327,808	289,197
Machinery and equipment	1,108	1,238
Other	29,201	1,246
Total	1,236,931	1,196,272

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousands

Companies	On December 31, 2022							Year ended on December 31, 2022		
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit of associates and joint ventures	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	500	524,945	2,500
Tecnologia Bancária S.A. (2)	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	14,928	2,905,617	70,567
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	11,090	2,556,993	27,725
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(17,697)	233,953	(78,456)
Other (3)			6,720,922					708,065		
Total investments in associates			**7,516,914**					**716,886**		
Elo Participações S.A. (4)	50.01%	50.01%	1,453,599	1,030,474	2,235,890	461,727	164,576	639,040	(64,130)	3,266,364
Total investments in joint ventures			**1,453,599**					**639,040**		
Total on December 31, 2022			**8,970,513**					**1,355,926**		

(1) Revenue from financial intermediation or revenue from the provision of services;
(2) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements;
(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Group received interest on equity, R$204,103 thousand, in the year ended December 31, 2022 referring to Empresa Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the year ended December 31, 2022, the Group had received R$471,392 thousand in dividends from this investment.

R$ thousands

Companies	On December 31, 2021							Year ended on December 31, 2021		
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit of associates and joint ventures	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,564	3,191,545	1,155,424	2,429,956	1,917,013	8,728	536,972	45,270
Tecnologia Bancária S.A. (3)	24.55%	24.55%	219,491	914,853	1,977,956	866,662	1,132,175	53,446	3,131,402	178,605
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	313,658	2,504,889	1,621,205	3,029,473	311,473	(633)	1,374,391	(1,582)
Gestora de Inteligência de Crédito S.A. (3)	21.02%	21.02%	23,653	93,479	1,079,405	161,048	942,313	(15,254)	168,977	(73,876)
Others (2) (3)			5,469,054					(50,301)		
Total investments in associates			6,136,420					(4,014)		
Elo Participações S.A. (4)	50.01%	50.01%	1,421,146	734,729	2,729,981	313,385	211,267	425,518	15,264	854,205
Total investments in joint ventures			1,421,146					425,518		
Total on December 31, 2021			7,557,566					421,504		

(1) Revenue from financial intermediation or revenue from the provision of services;
(2) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with a lag in relation to the reporting date of these consolidated financial statements;
(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. In the year ended December 31, 2021, the Group received R$117,803 thousand in dividends and interest on equity from the company Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. In the year ended December 31, 2021, the Organization received R$592,492 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

		R$ thousands
	2022	2021
Initial balances	**7,557,566**	**7,386,840**
Acquisitions	348,801	290,211
Write-offs/Sale	(218,797)	(177,602)
Share of profit of associates and joint ventures	1,355,926	421,504
Dividends/Interest on equity	(749,109)	(588,156)
Other	676,126	224,769
Balance on december 31	**8,970,513**	**7,557,566**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

R$ thousands

	Annual depreciation rates	Cost	Accumulated depreciation	Net
Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, properties and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20%	12,268,559	(8,744,776)	3,523,783
Transportation systems	20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		**28,168,090**	**(16,196,968)**	**11,971,122**
Buildings	4%	9,341,822	(3,406,337)	5,935,485
Land	-	973,725	-	973,725
Installations, properties and equipment for use	10%	6,259,877	(3,096,944)	3,162,933
Security and communication systems	10%	375,116	(273,022)	102,094
Data processing systems	20%	10,562,634	(7,331,101)	3,231,533
Transportation systems	20%	221,162	(113,827)	107,335
Balance on december 31, 2021 (1)		**27,734,336**	**(14,221,231)**	**13,513,105**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

R$ thousands

	Buildings	Land	Installations and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Adjusted balance on December 31, 2020	6,169,614	1,021,594	3,247,027	152,264	3,357,720	122,910	14,071,129
Additions	702,066	-	887,552	23,154	1,345,082	9,559	2,967,413
Write-offs	(65,816)	(47,869)	(194,433)	(30,094)	(453,075)	(1,397)	(792,684)
Impairment	-	-	(132)	(4,488)	(15,413)	-	(20,033)
Depreciation	(870,379)	-	(777,081)	(38,742)	(1,002,781)	(23,737)	(2,712,720)
Balance on December 31, 2021	**5,935,485**	**973,725**	**3,162,933**	**102,094**	**3,231,533**	**107,335**	**13,513,105**
Balance on December 31, 2021	**5,935,485**	**973,725**	**3,162,933**	**102,094**	**3,231,533**	**107,335**	**13,513,105**
Additions	875,455	-	774,483	18,648	2,031,532	28,235	3,728,353
Write-offs	(627,251)	(44,659)	(133,196)	(8,867)	(553,933)	(15,470)	(1,383,376)
Impairment	-	-	(44)	(175)	(3,476)	-	(3,695)
Depreciation	(711,861)	-	(575,521)	(36,909)	(1,181,873)	(24,746)	(2,530,910)
Transfers	(1,352,355)	-	-	-	-	-	(1,352,355)
Balance on December 31, 2022 (1)	**4,119,473**	**929,066**	**3,228,655**	**74,791**	**3,523,783**	**95,354**	**11,971,122**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

						R$ thousands
		Intangible Assets				
	Goodwill	Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2020	7,093,544	3,631,848	3,520,872	367,890	55,310	14,669,464
Additions/(reductions)	(1,035,448)	1,451,657	2,150,051	1,255,543	320,426	4,142,229
Impairment	(9,362)	(713,113)	(115,885)	(2,146)	-	(840,506)
Accumulated amortization	-	(1,320,446)	(827,236)	(572,646)	(339,852)	(3,060,180)
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions) (2)	493,357	1,895,195	4,277,979	455,548	916,296	8,038,375
Impairment	-	(175,259)	(842,000)	-	-	(1,017,259)
Accumulated amortization	-	(1,215,247)	(1,214,388)	(251,704)	(450,971)	(3,132,310)
Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and
(2) Primarily includes goodwill related to the acquisition of Digio.

b) Composition of goodwill by segment

		R$ thousands
	On December 31, 2022	On December 31, 2021
Banking	6,075,648	5,583,201
Insurance	466,443	465,533
Total	**6,542,091**	**6,048,734**

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2022 and 2021.

16) OTHER ASSETS

		R$ thousands
	On December 31, 2022	On December 31, 2021
Foreign exchange transactions (1)	36,970,153	37,099,430
Debtors for guarantee deposits (2)	20,462,101	19,819,051
Securities trading	4,291,006	4,795,860
Trade and credit receivables	2,039,371	1,403,653
Receivables	1,942,928	1,293,457
Financial assets (4) (5)	**65,705,559**	**64,411,451**
Deferred acquisition cost (insurance) - Note 21e	1,285,383	1,115,127
Other debtors	3,723,722	3,104,184
Prepaid expenses	1,450,271	1,045,313
Interbank and interdepartmental accounts	238,649	348,092
Other (3)	4,211,732	2,381,939
Other assets	**10,909,757**	**7,994,655**
Total	**76,615,316**	**72,406,106**

(1) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;

(4) Financial assets accounted for at amortized cost; and

(5) In 2022 and 2021, we did not incur any impairment losses on other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousands
	On December 31, 2022	On December 31, 2021
Demand deposits	1,187,198	1,508,083
Interbank deposits	1,553,496	4,655,644
Securities sold under agreements to repurchase	222,694,031	222,574,700
Borrowings	32,625,290	26,546,104
Onlending	23,888,023	23,724,749
Total	**281,948,038**	**279,009,280**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

		R$ thousands
	On December 31, 2022	On December 31, 2021
Demand deposits	56,882,411	56,613,691
Savings deposits	134,624,479	139,341,042
Time deposits	399,175,316	373,771,517
Total	590,682,206	569,726,250

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

		R$ thousands
	On December 31, 2022	On December 31, 2021
Instruments Issued – Brazil:		
Real estate credit notes	51,258,545	41,461,933
Agribusiness notes	31,176,213	17,300,060
Financial bills	93,772,038	79,752,267
Real Estate Secured Bill (LIG)	30,290,640	13,936,949
Subtotal	**206,497,436**	**152,451,209**
Securities – Overseas:		
Euronotes	3,934,384	1,849,851
Securities issued through securitization – (item (b))	8,456,444	9,135,795
Subtotal	**12,390,828**	**10,985,646**
Structured Operations Certificates	**3,369,064**	**2,791,687**
Total	222,257,328	166,228,542

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

		R$ thousands
	2022	2021
Opening balances on January 1	**166,228,542**	**144,903,825**
Issuance	101,692,599	105,221,591
Interest accrued	21,101,371	7,543,275
Settlement and interest payments	(64,795,895)	(92,274,643)
Exchange variation and others	(1,969,289)	834,494
Closing balance on December 31	**222,257,328**	**166,228,542**

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

Maturity	Original term in years	Nominal amount	On December 31, 2022	On December 31, 2021
				R$ thousands
In Brazil:				
Financial bills:				
2022		-	-	5,413,488
2023	7	1,347,452	2,430,244	2,125,935
2024	7	67,450	118,737	105,003
2025	7	3,871,906	5,211,294	6,427,648
2027	7	401,060	492,360	430,028
2023	8	1,523,546	3,083,598	2,685,658
2024	8	136,695	243,608	214,204
2025	8	3,328,102	3,642,764	6,477,614
2026	8	694,800	932,713	821,253
2028	8	55,437	67,985	59,315
2024	9	4,924	12,354	10,653
2025	9	370,344	616,544	546,022
2027	9	89,700	129,175	113,969
2022		-	-	147,062
2023	10	688,064	1,643,525	1,504,108
2025	10	284,137	827,974	709,953
2026	10	196,196	438,172	380,719
2027	10	256,243	423,111	377,838
2028	10	248,300	402,261	355,845
2030	10	134,500	171,951	155,130
2030	8	2,368,200	2,581,541	-
2031	10	7,270,000	8,618,267	7,491,477
2032	10	5,378,500	5,813,434	-
2026	11	3,400	6,907	6,226
2027	11	47,046	80,272	70,532
2028	11	74,764	129,311	115,528
Perpetual		13,199,755	14,123,230	11,458,580
Subtotal in Brazil (1)			**52,241,332**	**48,203,788**
Overseas:				
2022	-	-	-	6,247,289
Subtotal overseas			**-**	**6,247,289**
Total (2)			**52,241,332**	**54,451,077**

(1) Includes the amount of R$37,781,759 thousand (on December 2021 – R$31,129,540 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) In February of 2022, there was the maturity of the subordinated debt issued Abroad – Bradesco Grand Cayman – the total amount of the transaction was R$6,138,550 thousand (on December 31, 2021 – R$8,314,720 thousand).

b) Changes in subordinated debt

	2022	2021
		R$ thousands
Opening balances on January 1	**54,451,077**	**53,246,232**
Issuance	9,796,000	9,130,200
Interest accrued	7,262,125	3,154,164
Settlement and interest payments	(18,768,306)	(11,165,628)
Foreign exchange variation	(499,564)	86,109
Closing balance on December 31	**52,241,332**	**54,451,077**

21) TECHNICAL PROVISIONS FOR INSURANCE AND PENSION PLANS

a) Technical provisions by account

						R$ thousands
	Non-Life and Health (1)		Life and Pension (2)(3)		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Current and long-term liabilities						
Mathematical reserve for unvested benefits (PMBAC)	1,090,358	1,179,406	268,511,627	241,065,876	269,601,985	242,245,282
Mathematical reserve for vested benefits (PMBC)	682,205	695,210	12,526,030	11,884,439	13,208,235	12,579,649
Reserve for claims incurred but not reported (IBNR)	5,629,329	4,961,729	1,036,825	1,014,034	6,666,154	5,975,763
Unearned premium reserve	6,562,244	4,922,394	3,440,577	2,483,216	10,002,821	7,405,610
Reserve for unsettled claims (PSL)	5,153,595	4,997,427	2,008,302	1,991,574	7,161,897	6,989,001
Reserve for financial surplus (PET)	-	-	870,021	861,170	870,021	861,170
Other technical provisions	2,817,145	3,378,434	5,826,859	6,951,725	8,644,004	10,330,159
Total reserves	**21,934,876**	**20,134,600**	**294,220,241**	**266,252,034**	**316,155,117**	**286,386,634**

(1) The line "Other provisions" for Insurance includes substantially the Provision for Insufficient Premiums (PIP) of R$2,718,990 thousand (R$3,280,927 thousand on December 31, 2021) and Provision for Related Expenses of R$83,721 thousand (R$84,224 thousand on December 31, 2021);

(2) The line "Other provisions" for Life and Pension Plans substantially includes the "Provision for redemptions and other amounts to be settled" in the amount of R$2,820,984 thousand (R$3,047,124 thousand on December 31, 2021) "Provision for Related Expenses" of R$394,907 thousand (R$653,541 thousand on December 31, 2021), the "Complementary Provision for Coverage (PCC)" in the amount of R$1,265,146 thousand (R$1,926,919 thousand on December 31, 2021) and "Other technical provisions" of R$ 1,305,127 thousand (R$ 1,305,127 thousand on December 31, 2021); and

(3) Includes the Provision for unearned premiums for unissued risks in force (PPNG-RVNE) in the amount of R$210,954 thousand, of which R$186,036 thousand - Insurance and R$24,918 thousand - Life and Pensions.

b) Technical provisions by product

						R$ thousands
	Non-Life and Health		Life and pension plans (1)		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Health (Health and Dental)	15,599,322	15,039,385	-	-	15,599,322	15,039,385
Non-Life	6,335,554	5,095,215	-	-	6,335,554	5,095,215
Life	-	-	24,609,100	20,899,215	24,609,100	20,899,215
Pension plans	-	-	269,611,141	245,352,819	269,611,141	245,352,819
Total technical provisions	**21,934,876**	**20,134,600**	**294,220,241**	**266,252,034**	**316,155,117**	**286,386,634**

(1) Is comprised of the Companies personal and pension insurance operations.

c) Changes in the technical provision for insurance and pension plans

(i) Insurance – Non-Life, Life and Health Insurance

		R$ thousands
	2022	2021
At the beginning of the year	41,033,815	34,744,396
Retrocession	(2,334)	(2,423)
Subtotal at beginning of the year	41,031,481	34,741,973
Additions, net of reversals	46,725,651	40,444,470
Payment of claims, benefits and redemptions	(42,607,944)	(36,227,017)
Adjustment for inflation and interest	1,392,776	2,072,055
Subtotal on December 31	46,541,964	41,031,481
Retrocession	2,013	2,334
Closing balance on December 31	46,543,977	41,033,815

(ii) Insurance – Pension Plans

	R$ thousands	
	2022	2021
Initial balances	**245,352,819**	**244,720,988**
Receipt of premiums net of fees	34,095,654	29,021,129
Payment of benefits	(1,534,454)	(1,331,764)
Payment of redemptions	(29,728,682)	(29,903,661)
Adjustment for inflation and interest	27,085,942	10,499,820
Others	(5,660,139)	(7,653,693)
Closing balance on December 31	**269,611,140**	**245,352,819**

d) Guarantees for the technical provisions

R$ thousands

	Insurance		Life and pension plans		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Total technical provisions	21,934,876	20,134,600	294,220,241	266,252,034	316,155,117	286,386,634
(-) Portion corresponding to contracted reinsurance	(4,924)	(10,186)	(21,655)	(16,037)	(26,579)	(26,223)
(-) Premiums receivables	(2,497,694)	(1,774,506)	-	-	(2,497,694)	(1,774,506)
(-) Unearned premium provision – Health and dental insurance (1)	(2.308.455)	(1,849,070)	-	-	(2,308,455)	(1,849,070)
Technical provisions to be covered	17,123,803	16,500,838	294,198,586	266,235,997	311,322,389	282,736,835
Investment fund quotas (VGBL and PGBL) (2)	-	-	233,561,256	209,419,706	233,561,256	209,419,706
Investment fund quotas (excluding VGBL and PGBL)	4,159,848	4,354,207	24,250,045	25,661,527	28,409,893	30,015,734
Government securities	14,232,086	14,003,541	35,625,853	34,567,252	49,857,939	48,570,793
Stocks	-	-	1,202,571	-	1,202,571	-
Private securities	205,881	-	793,191	270,249	999,072	270,249
Total assets guarantee portfolio (3)	18,597,815	18,357,748	295,432,916	269,918,734	314,030,731	288,276,482

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 521/22;

(2) The investment funds "VGBL" and "PGBL" are consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

e) Changes in deferred acquisition cost

		R$ thousands
	2022	2021
Initial balances	**1,115,127**	**1,020,567**
Additions	2,017,556	1,776,681
Amortizations	(1,847,300)	(1,682,121)
Closing balance on June 30	**1,285,383**	**1,115,127**

f) Changes in reinsurance assets

		R$ thousands
	2022	2021
Initial balances	**75,996**	**87,036**
Additions	32,862	23,645
Amortization and reversal of provisions	-	-
Recovered insurance losses	(24,324)	(39,739)
Reversal/Monetary adjustment	10	(511)
Other	2,160	5,565
Closing balance on December 31	**86,704**	**75,996**

g) Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Non-Life – Gross Claims [1]

												R$ thousands
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	December, 2022	Total
Amount estimated for the claims:												
· In the year of notification	3,348,274	3,224,788	3,914,716	4,398,468	4,069,482	3,715,094	3,431,272	3,290,692	3,077,087	3,945,867	4,852,854	
· One year after notification	3,240,688	3,041,662	3,652,423	4,252,020	3,905,260	3,736,592	3,420,273	3,340,419	3,153,736	3,990,932	-	
· Two years after notification	3,233,150	3,009,371	3,666,041	4,230,440	3,921,622	3,753,426	3,418,154	3,371,489	3,167,907	-	-	
· Three years after notification	3,256,062	3,044,232	3,654,223	4,259,240	3,931,921	3,733,360	3,445,962	3,378,732	-	-	-	
· Four years after notification	3,292,376	3,034,096	3,669,148	4,275,645	3,923,378	3,740,808	3,451,255	-	-	-	-	
· Five years after notification	3,113,580	3,049,171	3,679,488	4,275,871	3,939,097	3,749,497	-	-	-	-	-	
· Six years after notification	3,128,386	3,058,018	3,690,793	4,284,387	3,942,074	-	-	-	-	-	-	
· Seven years after notification	3,133,871	3,064,089	3,701,722	4,294,741	-	-	-	-	-	-	-	
· Eight years after notification	3,137,466	3,067,073	3,702,156	-	-	-	-	-	-	-	-	
· Nine years after notification	3,145,858	3,070,539	-	-	-	-	-	-	-	-	-	
· Ten years after notification	3,170,911	-	-	-	-	-	-	-	-	-	-	
Estimate of claims on the reporting date (2022)	3,170,911	3,070,539	3,702,156	4,294,741	3,942,074	3,749,497	3,451,255	3,378,732	3,167,907	3,990,932	4,852,854	40,771,598
Payments of claims	(3,137,888)	(3,059,687)	(3,686,452)	(4,263,589)	(3,918,665)	(3,723,925)	(3,413,826)	(3,316,101)	(3,103,270)	(3,863,256)	(3,830,405)	(39,317,064)
Outstanding Claims	33,023	10,852	15,704	31,152	23,409	25,572	37,429	62,631	64,637	127,676	1,022,449	1,454,534

Non-Life – Claims Net of Reinsurance Ceded [1]

R$ thousands

	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	December, 2022	Total
Amount estimated for net claims for reinsurance:												
· In the year of notification	3,022,457	3,021,084	3,738,619	4,044,061	3,920,176	3,676,482	3,393,439	3,272,217	2,340,749	3,936,449	4,851,659	
· One year after notification	2,908,173	2,849,909	3,516,057	3,929,714	3,789,359	3,698,248	3,384,216	2,830,565	2,416,594	3,982,417	-	
· Two years after notification	2,915,173	2,832,016	3,534,208	3,898,947	3,802,213	3,714,749	3,388,620	2,861,335	2,430,654	-	-	
· Three years after notification	2,927,529	2,874,862	3,525,610	3,920,278	3,813,476	3,694,864	3,415,914	2,868,501	-	-	-	
· Four years after notification	2,957,403	2,868,888	3,539,001	3,932,723	3,808,035	3,702,483	3,420,803	-	-	-	-	
· Five years after notification	2,963,901	2,884,539	3,550,642	3,925,687	3,822,974	3,711,210	-	-	-	-	-	
· Six years after notification	2,978,029	2,893,423	3,554,010	3,934,139	3,826,689	-	-	-	-	-	-	
· Seven years after notification	2,983,500	2,894,891	3,564,844	3,943,770	-	-	-	-	-	-	-	
· Eight years after notification	2,981,996	2,897,755	3,565,210	-	-	-	-	-	-	-	-	
· Nine years after notification	2,990,314	2,901,163	-	-	-	-	-	-	-	-	-	
· Ten years after notification	3,015,060	-	-	-	-	-	-	-	-	-	-	
Estimate of claims on the reporting date (2022)	3,015,060	2,901,163	3,565,210	3,943,770	3,826,689	3,711,210	3,420,803	2,868,501	2,430,654	3,982,417	4,851,659	38,517,136
Payments of claims	(2,982,604)	(2,890,367)	(3,549,620)	(3,913,293)	(3,803,326)	(3,685,672)	(3,384,305)	(2,806,105)	(2,366,464)	(3,855,000)	(3,830,085)	(37,066,841)
Net outstanding unsettled claims	32,456	10,796	15,590	30,477	23,363	25,538	36,498	62,396	64,190	127,417	1,021,574	1,450,295

Non-Life, Life and Pension - Claims Net of Reinsurance Ceded (1)

	R$ thousands											
	Year claims were notified											
	Until 2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	December, 2022	Total
Amount estimated for net claims for reinsurance:												
· In the year of notification	4,257,561	4,326,906	5,069,079	5,459,585	5,413,512	5,213,956	4,831,466	4,758,715	4,131,215	6,573,667	7,110,093	
· One year after notification	4,134,444	4,148,519	4,889,217	5,355,503	5,280,798	5,186,209	4,800,313	4,316,075	4,190,411	6,567,773	-	
· Two years after notification	4,151,462	4,158,528	4,902,783	5,302,462	5,270,944	5,218,280	4,844,555	4,381,409	4,178,459	-	-	
· Three years after notification	4,163,604	4,184,738	4,802,886	5,243,714	5,262,666	5,213,961	4,867,548	4,332,294	-	-	-	
· Four years after notification	4,191,766	4,165,035	4,781,938	5,242,728	5,270,203	5,238,877	4,847,189	-	-	-	-	
· Five years after notification	4,197,799	4,189,183	4,775,574	5,226,434	5,300,596	5,223,060	-	-	-	-	-	
· Six years after notification	4,218,005	4,193,407	4,774,017	5,242,573	5,277,159	-	-	-	-	-	-	
· Seven years after notification	4,224,281	4,210,256	4,796,556	5,239,891	-	-	-	-	-	-	-	
· Eight years after notification	4,230,263	4,222,636	4,775,261	-	-	-	-	-	-	-	-	
· Nine years after notification	4,253,396	4,221,171	-	-	-	-	-	-	-	-	-	
· Ten years after notification	4,454,052	-	-	-	-	-	-	-	-	-	-	
Estimate of claims on the reporting date (2022)	4,454,052	4,221,171	4,775,261	5,239,891	5,277,159	5,223,060	4,847,189	4,332,294	4,178,459	6,567,773	7,110,093	56,226,402
Payments of claims	(4,229,684)	(4,160,509)	(4,719,331)	(5,141,266)	(5,183,175)	(5,079,834)	(4,688,115)	(4,134,142)	(3,912,842)	(6,104,508)	(5,416,936)	**(52,770,342)**
Net outstanding unsettled claims	224,368	60,662	55,930	98,625	93,984	143,226	159,074	198,152	265,617	463,265	1,693,157	3,456,060

(1) "Retrocession" R$13,832 thousand,"Reinsurance" R$4,239 thousand, "Health" R$3,719,160 thousand, estimate of salvages and redresses in the amount of R$207,747 thousand and incurred but not enough reported (IBNER) claims in the amount of R$(176,353) thousand were not considered in the claims development.

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of

the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Company is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions for legal obligations have been recorded in full, although there is a good chance of favorable outcome, based on management assessment considering the analysis of an external legal counse. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Company, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,906,220 thousand (R$2,734,993 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,824,202 thousand (R$1,781,022 thousand on December 31, 2021): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF (income tax) on such financial contributions;

- IRPJ/CSLL (corporate income tax and social contribution) on MTM (mark-to-market) - R$684,624 thousand (R$647,878 thousand on December 31, 2021): assessment received challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- PIS and Cofins - R$657,370 thousand (R$527,970 thousand on December 31, 2021): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services);

- INSS (National Institute of Social Security) – Contribution to SAT (Occupational Accident Insurance) – R$480,085 thousand (R$450,289 thousand on December 31, 2021): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

- INSS Autonomous Brokers – R$256,490 thousand (R$343,896 thousand on December 31, 2021): The Group is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as per new wording in Law No. 9,876/99.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Changes in other provisions

			R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2020	**6,890,498**	**9,092,421**	**8,271,112**
Adjustment for inflation	799,803	484,516	176,903
Provisions, net of (reversals and write-offs)	1,044,511	1,734,207	(351,476)
Payments	(2,005,705)	(2,132,673)	(24,502)
Balance on December 31, 2021	**6,729,107**	**9,178,471**	**8,072,037**
Balance on December 31, 2021	**6,729,107**	**9,178,471**	**8,072,037**
Adjustment for inflation	762,281	409,432	511,159
Provisions, net of (reversals and write-offs)	906,488	1,214,974	(929,438)
Payments	(2,387,910)	(2,813,670)	(176,394)
Balance on December 31, 2022	**6,009,966**	**7,989,207**	**7,477,364**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2022, R$9,211,004 thousand (R$7,979,276 thousand on December 31, 2021) for civil claims and R$39,703,592 thousand (R$37,556,235 thousand on December 31, 2021) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$10,548,883 thousand (R$9,708,225 thousand on December 31, 2021): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2021 – R$8,054,885 thousand (R$7,455,648 thousand on December 31, 2021), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 2001 to 2005 – R$5,757,539 thousand (R$5,450,794 thousand on December 31, 2021): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was

made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL deficiency note – 2008 to 2016 – R$2,976,879 thousand (R$875,658 thousand on December 31, 2021): relating to disallowance of expenses with credit losses;

- ISSQN – Commercial Leasing Companies – R$1,725,257 thousand (R$1,466,305 thousand on December 31, 2021): it discusses relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- PIS and COFINS notifications and disallowances of compensations – R$1,563,374 thousand (R$1,501,667 thousand on December 31, 2021): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) of acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,250,549 thousand (R$1,168,741 thousand on December 31, 2021): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$728,777 thousand (R$686,308 thousand on December 31, 2021): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$173,351 thousand (R$507,915 thousand on December 31, 2021): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is a sentence of the two former members of the board of Bradesco, pending transit in judgment.

23) OTHER LIABILITIES

a) Other liabilities

	R$ thousands	
	On December 31, 2022	On December 31, 2021
Other financial liabilities	**92,556,433**	**86,407,304**
Credit card transactions (1)	33,097,889	27,368,218
Foreign exchange transactions (2)	37,404,746	36,784,241
Loan assignment obligations	4,484,288	5,199,819
Capitalization bonds	9,134,099	8,400,640
Securities trading	3,838,999	3,992,900
Lease liabilities (Note 23b)	4,596,412	4,661,486
Other liabilities	**41,052,291**	**35,683,882**
Third party funds in transit (3)	7,750,360	7,831,919
Provision for payments	11,527,472	9,065,571
Sundry creditors	4,780,536	4,389,071
Social and statutory	5,570,334	504,418
Other taxes payable	2,309,741	2,535,903
Liabilities for acquisition of assets and rights	822,479	1,375,489
Other	8,291,369	9,981,511
Total	**133,608,724**	**122,091,186**

(1) Refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousands
Closing balance on December 31, 2020	**5,093,143**
Remeasurement and new contracts	776,400
Payments	(1,685,513)
Appropriation of financial charges	462,399
Foreign exchange variation	**15,057**
Closing balance on December 31, 2021	**4,661,486**

Closing balance on December 31, 2021	**4,661,486**
Remeasurement and new contracts	1,064,802
Payments	(1,916,000)
Appropriation of financial charges	804,378
Foreign exchange variation	**(18,254)**
Closing balance on December 31, 2022	**4,596,412**

Maturity of the leases

The maturity of these financial liabilities as of December 31, 2022 is divided as follows: R$1,003,263 thousand up to one year (R$977,027 thousand up to 1 year in 2021), R$3,471,865 thousand between 1 and 5 years (R$3,329,764 thousand between one to five years in 2021) and R$625,974 thousand over 5 years (R$828,633 thousand for more than five years as of December 31, 2021).

Impacts on the statement of income

The impact on the income for the year ended December 31, 2022 was: "Expenses of depreciation" – R$745,280 thousand (R$725,690 thousand in the year ended December 31, 2021), "Interest and similar expenses" – R$804,378 thousand (R$462,399 thousand in the year ended December 31, 2021) and

"Expenses of the foreign exchange variation" – R$18,254 thousand (R$15,057 thousand in the year ended December 31, 2021).

Expenses for the year ended December 31, 2022 with short-term contracts were R$386 thousand (R$1,440 thousand in the year ended December 31, 2021).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

		R$ thousands
	On December 31, 2022	On December 31, 2021
Commitments to extend credit (1)	318,281,881	309,104,025
Financial guarantees (2)	97,960,932	83,467,093
Letters of credit for imports	793,921	1,233,034
Total	417,036,734	393,804,152

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31, 2022	On December 31, 2021
Common	5,338,393,881	4,870,579,247
Preferred	5,320,094,147	4,848,500,325
Subtotal	**10,658,488,028**	**9,719,079,572**
Treasury (common shares) (1)	(8,089,200)	(17,493,900)
Treasury (preferred shares) (1)	(8,228,600)	(12,051,100)
Total outstanding shares	**10,642,170,228**	**9,689,534,572**

(1) In December 2022, shares held in treasury issued by the Company were repurchased (item d).

ii. Changes in share capital, in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2020	**4,427,799,316**	**4,407,727,569**	**8,835,526,885**
Increase of capital stock with issuance of shares – bonus of 10% (1)	442,779,931	440,772,756	883,552,687
Acquisition of treasury shares (2)	(17,493,900)	(12,051,100)	(29,545,000)
Number of outstanding shares on December 31, 2021	**4,853,085,347**	**4,836,449,225**	**9,689,534,572**
Increase of capital stock with issuance of shares – bonus of 10% (1)	485,308,534	483,644,922	968,953,456
Acquisition of treasury shares (2)	(8,089,200)	(8,228,600)	(16,317,800)
Number of outstanding shares on December 31, 2022	**5,330,304,681**	**5,311,865,547**	**10,642,170,228**

(1) It benefited the shareholders registered in the records of Bradesco on April 18, 2022 (April 16 in 2021); and

(2) On March 10, 2022, the cancellation of all shares held in treasury issued by the Company was approved, without reduction in the capital stock, approved by Bacen on March 31, 2022.

In the Extraordinary Shareholders' Meeting of March 10, 2022, it was approved the proposal of the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$83,100,000 thousand to R$87,100,000 thousand, with a bonus of 10% (ten per cent) in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 968,953,456 new nominative-book entry shares, with no nominal value, whereby 485,308,534 are common and 483,644,922 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, approved by Bacen on March 31, 2022.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after

statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

At a meeting of the Board of Directors on June 9, 2022, the Board of Executive Officers' proposal was approved for the payment of intermediate interest on equity to shareholders, related to the first half of 2022, in the amount of R$2,000,000 thousand, of which R$0.178723065 per common share and R$0.196595372 per preferred share, which payment was made on June 30, 2022.

At a meeting of the Board of Directors on December 26, 2022, the Board of Executive Officers' proposal was approved for payment of addtional interest on equity to shareholders, related to the second half of 2022, in the amount of R$5,926,000 thousand, of which R$0.530368815 per common share and R$0.583405697 per preferred share, whose payment will be made on March 8, 2023.

Interest on equity/dividends were paid or recognized in provisions, as follows:

					R$ thousands
Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on equity paid	0.206998	0.227698	2,040,089	306,013	1,734,076
Intermediary interest on equity paid	0.490007	0.539008	5,000,000	750,000	4,250,000
Supplementary interest on shareholders´ equity paid	0.019660	0.021625	200,000	30,000	170,000
Supplementary dividends paid	0.196595	0.216255	2,000,000	-	2,000,000
Total year ended on December 31, 2021	**0.913260**	**1.004586**	**9,240,089**	**1,086,013**	**8,154,076**
Monthly interest on equity paid	0.206998	0.227698	2,246,162	336,924	1,909,238
Intermediary interest paid on equity (1)	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on equity provisioned (2)	0.530369	0.583406	5,926,000	888,900	5,037,100
Total year ended on December 31, 2022	**0.916090**	**1.007699**	**10,172,162**	**1,525,824**	**8,646,338**

(1) Paid on June 30, 2022; and

(2) To be paid on March 8, 2023.

d) Shares in treasury

In the Extraordinary Shareholders' Meeting held on March 10, 2022, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 29,545,000 nominative-book-entry shares was approved, being 17,493,900 common shares and 12,051,100 preferred shares, without reduction of share capital (which was also approved by BACEN on March 31, 2022).

On May 5, 2022, the Board of Directors decided to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 6, 2022 to November 6, 2023, up to 106,584,880 nominative-book-entry shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On December 31, 2022, 8,089,200 common shares and 8,228,600 preferred shares remained in treasury, in the amount of R$224,377 thousand. The minimum, average and maximum cost per common share is R$12.41, R$12.91 and R$13.47 and per preferred share is R$13.91, R$14.58 and R$15.45 respectively. The market value of these shares, on December 31, 2022, was R$13.47 per common share and R$15.15 per preferred share.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Year ended December 31		
	2022 (1)	2021 (1)	2020 (1)
Net earnings attributable to the parent's common shareholders (R$ thousands)	**10,016,947**	**11,061,730**	**7,560,015**
Net earnings attributable to the parent's preferred shareholders (R$ thousands)	**10,966,743**	**12,110,592**	**8,276,847**
Weighted average number of common shares outstanding (thousands)	5,346,229	5,346,746	5,358,591
Weighted average number of preferred shares outstanding (thousands)	5,324,581	5,325,101	5,333,350
Basic earnings per share attributable to common shareholders of the parent company (in Reais)	1.87	2.07	1.41
Basic earnings per share attributable to preferred shareholders of the parent company (in Reais)	2.06	2.27	1.55

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders' Meeting held on March 10, 2022, in the proportion of one new share for every 10 shares held.

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Interest and similar income			
Loans and advances to banks	17,154,023	9,043,136	6,802,466
Loans and advances to customers:			
- Loans	100,681,327	72,338,735	67,443,078
- Leases	485,298	247,502	152,978
Financial assets:			
- At fair value through profit or loss	29,224,224	18,631,552	13,982,931
- Fair value through other comprehensive income	29,301,725	17,975,178	13,632,071
- At amortized cost	15,526,536	16,873,684	15,698,407
Compulsory deposits with the Central Bank	8,224,712	3,101,796	2,017,605
Other financial interest income	15,340	11,763	13,835
Total	**200,613,185**	**138,223,346**	**119,743,371**
Interest and similar expenses			
Deposits from banks:			
- Interbank deposits	(230,452)	(100,492)	(28,232)
- Funding in the open market	(26,140,363)	(12,529,476)	(8,423,041)
- Borrowings and onlending	(5,182,646)	(3,351,886)	(5,907,385)
Deposits from customers:			
- Savings accounts	(9,351,219)	(4,268,873)	(3,049,149)
- Time deposits	(32,706,362)	(11,175,855)	(5,634,342)
Securities issued	(21,274,753)	(7,348,164)	(4,786,206)
Subordinated debt	(7,262,125)	(3,154,164)	(2,403,327)
Technical provisions for insurance, pension plans and capitalization bonds	(29,163,334)	(13,192,413)	(18,344,005)
Total	**(131,311,254)**	**(55,121,323)**	**(48,575,687)**
Net interest income	**69,301,931**	**83,102,023**	**71,167,684**

28) FEE AND COMISSION INCOME

	R$ thousands		
	Year ended December 31		
	2022	2021	2020
Fee and commission income			
Credit card income	9,088,525	7,510,685	6,754,319
Current accounts	7,704,791	7,980,149	7,927,357
Collections	1,851,107	1,970,919	2,150,007
Guarantees	1,098,907	1,111,476	1,259,236
Asset management	1,256,998	1,340,761	1,348,214
Consortium management	2,250,563	2,202,959	1,921,206
Custody and brokerage services	1,320,982	1,293,899	1,200,729
Underwriting/ Financial Advisory Services	1,032,534	1,213,016	1,150,460
Payments	440,319	440,155	462,535
Other	1,089,481	968,988	762,391
Total	27,134,207	26,033,007	24,936,454

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands		
	Year ended December 31		
	2022	2021	2020
Fixed income securities	(1,194,944)	(9,956,696)	784,649
Derivative financial instruments	2,190,944	762,019	(19,188,022)
Equity securities	(176,645)	(2,078,113)	(183,030)
Total	819,355	(11,272,790)	(18,586,403)

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities, when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Written premiums	85,595,892	73,123,233	65,335,387
Supplemental pension plan contributions	3,660,846	3,519,774	3,390,768
Ceded coinsurance premiums	(76,150)	(50,041)	(66,647)
Refunded premiums	(146,107)	(311,191)	(179,660)
Reinsurance premiums paid	(59,488)	(60,614)	(69,347)
Written premiums net of reinsurance and coinsurance	**88,974,993**	**76,221,161**	**68,410,501**
Changes in the provision for insurance	(36,419,429)	(31,005,277)	(27,442,202)
Changes in the provision for private Pension Plans	(2,312,170)	(1,595,690)	(2,540,927)
Changes in the insurance technical provisions and Pension Plans	**(38,731,599)**	**(32,600,967)**	**(29,983,129)**
Reported indemnities	(39,566,899)	(34,054,735)	(27,333,375)
Claims expenses	(49,929)	(82,660)	(32,153)
Recovery of ceded coinsurance	115,616	155,091	150,456
Recovery of reinsurance	36,697	36,999	17,595
Salvage recoveries	814,519	743,126	530,509
Changes in the IBNR provision	(651,725)	(836,766)	(979,399)
Retained claims	**(39,301,721)**	**(34,038,945)**	**(27,646,367)**
Commissions on premiums	(3,374,409)	(3,028,200)	(2,779,012)
Recovery of commissions	4,310	7,055	5,073
Fees	(291,964)	(303,500)	(319,105)
Brokerage expenses - private Pension Plans	(138,062)	(225,921)	(133,786)
Changes in deferred commissions	123,335	42,778	24,532
Selling expenses for insurance and Pension Plans	**(3,676,790)**	**(3,507,788)**	**(3,202,298)**
Gross profit from insurance and Pension Plans	**7,264,883**	**6,073,461**	**7,578,707**

33) PERSONNEL EXPENSES

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Salaries	(10,742,802)	(10,080,147)	(9,280,777)
Benefits	(5,374,231)	(4,600,686)	(4,659,876)
Social security charges	(3,724,122)	(3,399,639)	(3,404,017)
Employee profit sharing	(1,722,066)	(1,843,861)	(1,533,955)
Training	(120,135)	(89,359)	(86,852)
Total	**(21,683,356)**	**(20,013,692)**	**(18,965,477)**

34) OTHER ADMINISTRATIVE EXPENSES

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Outsourced services	(5,072,470)	(4,853,582)	(4,768,664)
Communication	(1,101,727)	(1,253,156)	(1,333,127)
Data processing	(2,160,503)	(2,248,464)	(2,150,048)
Advertising and marketing	(1,870,379)	(1,340,104)	(1,052,083)
Asset maintenance	(1,405,984)	(1,304,469)	(1,299,441)
Financial system	(1,561,041)	(1,142,628)	(1,119,697)
Rental	(122,987)	(151,838)	(142,448)
Security and surveillance	(582,261)	(581,656)	(698,206)
Transport	(780,222)	(703,416)	(651,238)
Water, electricity and gas	(358,376)	(356,177)	(373,056)
Advances to FGC (Deposit Guarantee Association)	(714,721)	(670,854)	(588,093)
Supplies	(113,748)	(109,666)	(139,371)
Travel	(91,414)	(33,982)	(77,433)
Other	(1,574,686)	(1,243,163)	(1,091,221)
Total	**(17,510,519)**	**(15,993,155)**	**(15,484,126)**

35) DEPRECIATION AND AMORTIZATION

	R$ thousands		
	Year ended December 31		
	2022	2021	2020
Amortization expenses	(3,132,310)	(3,060,180)	(2,960,924)
Depreciation expenses	(2,530,910)	(2,712,720)	(2,960,106)
Total	(5,663,220)	(5,772,900)	(5,921,030)

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands		
	Year ended December 31		
	2022	2021	2020
Sales taxes and other tax expenses	(7,565,683)	(6,828,457)	(6,048,902)
Legal provision	(2,874,896)	(3,888,464)	(2,016,778)
Result from sales of non-current assets, investments, and property and equipment, net (1)	662,967	25,894	(239,606)
Marketing expenses	(3,478,163)	(3,078,632)	(2,858,522)
Other	(4,247,779)	(4,834,098)	(7,658,438)
Total	(17,503,554)	(18,603,757)	(18,822,246)

(1) Includes gains related to the demutualization of the CIP (Interbank Payments Chamber) on March, 2022.

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousands		
	Year ended December 31		
	2022	2021	2020
Income before income tax and social contribution	**24,209,949**	**32,852,367**	**4,075,295**
Total burden of income tax (25%) and social contribution (20%) at the current rates	**(10,894,477)**	**(14,783,565)**	**(1,833,883)**
Effect of additions and exclusions in the tax calculation:			
Earnings (losses) of associates and joint ventures	610,167	189,677	200,186
Interest on equity	4,577,308	3,258,040	2,496,587
Other amounts (1) (2)	2,714,249	1,864,285	11,095,776
Income tax and social contribution for the period	**(2,992,753)**	**(9,471,563)**	**11,958,666**
Effective rate	(12.4)%	(28.8)%	293.4%

(1) Primarily, includes: (i) the exchange variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of non-bank financial companies, insurance companies and non-financial companies, in relation to that shown; and (iii) the incentivized deductions; and
(2) On July 28, 2020, Law No. 14,031 was enacted, which changed, as of the 2021 financial year, the tax treatment levied on the exchange rate variation of the portion with risk coverage (hedge) of the investment value abroad, registered in accordance with the accrual basis, which must be computed in the determination of the taxable income and on the basis of the Social Contribution on Net Income (CSLL) of the investing legal entity domiciled in the country, in the proportion of: i) 50%, in the year 2021; and ii) 100%, from the year 2022.

b) Composition of income tax and social contribution in the consolidated statement of income

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Current taxes:			
Current income tax and social contrtibution expense	(5,535,572)	(5,945,141)	(4,632,251)
Deferred taxes:			
Constitution/realization in the period on temporary additions and exclusions	2,206,044	(3,618,473)	5,863,870
Use of opening balances of:			
Social contribution loss	(44,551)	(132,605)	(63,150)
Income tax loss	(45,106)	(176,144)	(79,842)
Addition for:			
Social contribution loss	78,056	117,270	4,813,120
Income tax loss	348,376	283,530	6,056,919
Total deferred tax expense	2,542,819	(3,526,422)	16,590,917
Income taxes	(2,992,753)	(9,471,563)	11,958,666

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

				R$ thousands
	Balance on December 31, 2021	Amount constituted	Amount realized	Balance on December 31, 2022
Provisions for credit losses	44,561,831	18,348,528	(11,840,417)	51,069,942
Provision for contingencies	10,409,560	1,116,999	(2,068,224)	9,458,335
Impairment of securities and investments	3,912,172	365,604	(1,836,528)	2,441,248
Adjustment to fair value of securities	353,503	68,299	(341,282)	80,520
Other	6,672,640	2,764,139	(3,162,533)	6,274,246
Total deductible taxes on temporary differences	65,909,706	22,663,569	(19,248,984)	69,324,291
Income tax and social contribution losses in Brazil and overseas	18,701,919	516,281	(89,657)	19,128,543
Subtotal	84,611,625	23,179,850	(19,338,641)	88,452,834
Adjustment to securities at fair value through OCI	1,935,615	2,733,896	(902,459)	3,767,052
Total deferred tax assets (1)	86,547,240	25,913,746	(20,241,100)	92,219,886
Deferred tax liabilities (1)	8,011,814	2,308,344	(1,535,023)	8,785,135
Net deferred taxes (1)	78,535,426	23,605,402	(18,706,077)	83,434,751

				R$ thousands
	Balance on December 31, 2020	Amount constituted	Amount realized	Balance on December 31, 2021
Provisions for credit losses	45,750,275	7,947,879	(9,136,323)	44,561,831
Provision for contingencies	10,423,896	1,246,310	(1,260,646)	10,409,560
Impairment of securities and investments	3,750,503	559,875	(398,206)	3,912,172
Adjustment to fair value of securities	991,069	194,106	(831,672)	353,503
Other	6,570,827	3,010,355	(2,908,542)	6,672,640
Total deductible taxes on temporary differences	67,486,570	12,958,525	(14,535,389)	65,909,706
Income tax and social contribution losses in Brazil and overseas	18,609,868	400,800	(308,749)	18,701,919
Subtotal	86,096,438	13,359,325	(14,844,138)	84,611,625
Adjustment to securities at fair value through OCI	-	1,935,615	-	1,935,615
Total deferred tax assets (1)	86,096,438	15,294,940	(14,844,138)	86,547,240
Deferred tax liabilities (1)	10,361,826	2,369,051	(4,719,063)	8,011,814
Net deferred taxes (1)	75,734,612	12,925,889	(10,125,075)	78,535,426

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$7,151,843 thousand in 2022 (R$7,803,779 thousand in 2021).

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2022, there was a total of R$16,550 thousand (R$12,681 thousand as of December 31, 2021) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable.

In view of the short period of validity of the increase in the CSLL rate, determined by Law No. 14,446, of September 2, 2022, it did not have a relevant impact on the Financial Statements.

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

					R$ thousands
	Temporary differences		Carry-forward tax losses		
	Income tax	Social contribution	Income tax	Social contribution	Total
2023	9,285,387	7,319,014	344,393	100,297	17,049,091
2024	11,821,026	9,302,137	133,182	63,043	21,319,388
2025	4,413,802	3,504,103	89,101	53,829	8,060,835
2026	5,079,062	4,038,644	92,844	49,919	9,260,469
2027	4,938,365	3,753,447	111,098	60,326	8,863,236
2028	1,494,136	1,183,190	1,757,587	1,385,164	5,820,077
2029	199,462	149,221	2,654,645	2,142,584	5,145,912
2030	964,200	741,285	2,834,462	2,270,521	6,810,468
2031	355,633	211,823	2,202,318	2,382,721	5,152,495
2032	342,334	228,020	91,777	308,732	970,863
Total	38,893,407	30,430,884	10,311,407	8,817,136	88,452,834

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated. For more information, see note 42 g.

e) Deferred tax liabilities

				R$ thousands
	Balance on December 31, 2021	Amount constituted	Realized/Decrease	Balance on December 31, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	807,714	(1,321,322)	1,310,556
Difference in depreciation	274,687	159,812	(3)	434,496
Judicial deposit	2,326,652	586,930	(177,699)	2,735,883
Other	3,586,311	753,888	(35,999)	4,304,200
Total deferred tax expense	**8,011,814**	**2,308,344**	**(1,535,023)**	**8,785,135**

				R$ thousands
	Balance on December 31, 2020	Amount constituted	Realized/Decrease	Balance on December 31, 2021
Fair value adjustment to securities and derivative financial instruments	890,275	936,149	(2,260)	1,824,164
Difference in depreciation	232,848	47,815	(5,976)	274,687
Judicial deposit	2,184,863	232,768	(90,979)	2,326,652
Other	2,662,219	1,014,109	(90,017)	3,586,311
Total deferred liabilities on temporary exclusions	**5,970,205**	**2,230,841**	**(189,232)**	**8,011,814**
Adjustment to securities at fair value through OCI	4,391,621	138,210	(4,529,831)	-
Total deferred tax expense	**10,361,826**	**2,369,051**	**(4,719,063)**	**8,011,814**

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

R$ thousands

	On December 31, 2022			On December 31, 2021		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	(3,624,066)	1,484,751	(2,139,315)	(15,789,132)	6,625,497	(9,163,635)
Foreign currency translation differences of foreign operations	(75,132)	-	(75,132)	(19,107)	-	(19,107)
Other	210,576	(94,759)	115,817	134,236	(60,406)	73,830
Total	**(3,488,622)**	**1,389,992**	**(2,098,630)**	**(15,674,003)**	**6,565,091**	**(9,108,912)**

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bac Florida Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue in the year ended on December 2022 and 2021.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On December 31, 2022 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	151,198,428	36,250,128	400,777	(1,121,214)	186,728,119	(2,624,549)	(2,167,017)	23,976,721	205,913,274
Expenses from financial intermediation (4)	(81,330,918)	(29,163,334)	(22)	1,121,214	(109,373,060)	484,249	4,765,294	(27,187,737)	(131,311,254)
Financial margin	**69,867,510**	**7,086,794**	**400,755**	-	**77,355,059**	**(2,140,300)**	**2,598,277**	**(3,211,016)**	**74,602,020**
Expected Credit Loss Associated with Credit Risk expense	(31,525,873)	-	-	-	(31,525,873)	43,142	-	7,696,293	(23,786,438)
Gross income from financial intermediation	**38,341,637**	**7,086,794**	**400,755**	-	**45,829,186**	**(2,097,158)**	**2,598,277**	**4,485,277**	**50,815,582**
Other income from insurance, pension plans and capitalization bonds	-	7,425,337	-	35,507	7,460,844	-	-	661,773	8,122,617
Fee and commission income and income from banking fees	33,802,362	1,701,005	7,274	(36,169)	35,474,472	(4,977,457)	(1,976,003)	(1,386,805)	27,134,207
Personnel expenses	(20,321,773)	(2,377,250)	(4,284)	-	(22,703,307)	763,928	-	256,023	(21,683,356)
Other administrative expenses (5)	(20,949,621)	(1,635,857)	(7,895)	530,420	(22,062,953)	1,035,520	(594,059)	(1,552,247)	(23,173,739)
Tax expenses	(6,880,656)	(1,188,335)	(18,530)	-	(8,087,521)	521,838	-	-	(7,565,683)
Share of profit (loss) of associates and jointly controlled entities	107,424	125,038	-	-	232,462	1,170,081	-	(46,617)	1,355,926
Other operating income / expenses	(8,457,925)	(500,429)	(5,254)	(1,342,588)	(10,306,196)	1,736,829	(28,215)	(2,746,029)	(11,343,611)
Operating profit/(loss)	**15,641,448**	**10,636,303**	**372,066**	**(812,830)**	**25,836,987**	**(1,846,419)**	-	**(328,625)**	**23,661,943**
Non-operating income/(expense)	426,197	127,478	-	-	553,675	(5,669)	-	-	548,006
Income Tax/Soc. Contrib. and non-controlling interests	(2,112,804)	(4,248,857)	(109,659)	812,830	(5,658,490)	1,852,088	-	813,649	(2,992,753)
Net Income for the year ended on December 31, 2022	**13,954,841**	**6,514,924**	**262,407**	-	**20,732,172**			**485,024**	**21,217,196**
Total assets	**1,571,006,747**	**371,322,607**	**3,871,114**	**(115,953,851)**	**1,830,246,617**	**(10,617,211)**	**(40,304,939)**	**20,291,208**	**1,799,615,675**
Investments in associates and joint ventures	**68,419,475**	**2,950,880**	**1,191**	**(67,811,381)**	**3,560,165**	**5,481,876**	-	**(71,528)**	**8,970,513**
Total liabilities	**1,384,018,647**	**338,204,857**	**154,249**	**(48,142,468)**	**1,674,235,285**	**(10,617,211)**	**(40,304,939)**	**17,561,276**	**1,640,874,411**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

On December 31 2021 - thousand R$

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	98,849,913	20,204,517	159,242	(186,196)	119,027,476	(612,023)	1,135,111	5,892,867	125,443,431
Expenses from financial intermediation (4)	(34,560,608)	(13,192,413)	(752)	211,047	(47,542,726)	161,179	1,335,070	(9,074,846)	(55,121,323)
Financial margin	**64,289,305**	**7,012,104**	**158,490**	**24,851**	**71,484,750**	**(450,844)**	**2,470,181**	**(3,181,979)**	**70,322,108**
Expected Credit Loss Associated with Credit Risk expense	(15,500,157)	-	-	-	(15,500,157)	72,047		5,813,901	(9,614,209)
Gross income from financial intermediation	**48,789,148**	**7,012,104**	**158,490**	**24,851**	**55,984,593**	**(378,797)**	**2,470,181**	**2,631,922**	**60,707,899**
Other income from insurance, pension plans and capitalization bonds	-	5,177,940	-	13,385	5,191,325	-	-	1,503,053	6,694,378
Fee and commission income and income from banking fees	31,866,568	1,779,999	767,505	(605,756)	33,808,316	(4,229,902)	(2,049,179)	(1,496,228)	26,033,007
Personnel expenses	(18,425,804)	(2,040,452)	(386,462)	67	(20,852,651)	671,693	-	167,266	(20,013,692)
Other administrative expenses (5)	(19,676,660)	(1,494,814)	(779,724)	1,128,510	(20,822,688)	1,488,706	(361,913)	(2,070,160)	(21,766,055)
Tax expenses	(6,340,354)	(983,979)	(112,654)	-	(7,436,987)	608,530	-	-	(6,828,457)
Share of profit (loss) of associates and jointly controlled entities	7,505	98,692	38,192	-	144,389	719,746	-	(442,631)	421,504
Other operating income / expenses	(13,689,730)	(721,996)	166,027	(561,057)	(14,806,756)	643,235	(59,089)	2,063,496	(12,159,114)
Operating profit/(loss)	**22,530,673**	**8,827,494**	**(148,626)**	-	**31,209,541**	**(476,789)**	-	**2,356,718**	**33,089,470**
Non-operating income/(expense)	(308,942)	36,765	18	-	(272,159)	35,056	-	-	(237,103)
Income Tax/Soc. Contrib. and non-controlling interests	(5,522,891)	(3,520,279)	51,476	-	(8,991,694)	441,733	-	(921,602)	(9,471,563)
Net Income for the year ended on December 31, 2021	**16,698,840**	**5,343,980**	**(97,132)**	-	**21,945,688**	-	-	**1,435,116**	**23,380,804**
Total assets on December 31, 2021	**1,485,771,990**	**342,175,848**	**5,495,625**	**(138,226,247)**	**1,695,217,216**	**(10,413,213)**	**(31,138,435)**	**21,906,625**	**1,675,572,193**
Investments in affiliates and joint venture on December 31, 2021	**70,811,964**	**2,640,563**	**405,587**	**(71,396,385)**	**2,461,729**	**5,132,515**	-	**(36,678)**	**7,557,566**
Total liabilities on December 31, 2021	**1,303,885,088**	**308,096,509**	**1,300,120**	**(66,829,862)**	**1,546,451,855**	**(10,413,213)**	**(31,138,435)**	**20,443,279**	**1,525,343,486**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models and effective interest rate and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

On December 31, 2020 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	74,335,609	22,444,253	109,663	(111,074)	96,778,451	484,720	(3,521,128)	4,687,074	98,429,117
Expenses from financial intermediation (4)	(23,937,104)	(18,341,232)	(455)	118,931	(42,159,860)	(40,645)	1,051,877	(7,427,059)	(48,575,687)
Financial margin	**50,398,505**	**4,103,021**	**109,208**	**7,857**	**54,618,591**	**444,075**	**(2,469,251)**	**(2,739,985)**	**49,853,430**
Expected Credit Loss Associated with Credit Risk expense	(25,268,087)	-	-	-	(25,268,087)	(104,072)	-	5,826,884	(19,545,275)
Gross income from financial intermediation	**25,130,418**	**4,103,021**	**109,208**	**7,857**	**29,350,504**	**340,003**	**(2,469,251)**	**3,086,899**	**30,308,155**
Other income from insurance, pension plans and capitalization bonds	-	8,074,969	-	23,773	8,098,742	-	-	-	8,098,742
Fee and commission income and income from banking fees	30,307,248	1,875,701	448,292	(203,830)	32,427,411	4,031,391	2,164,111	(13,686,459)	24,936,454
Personnel expenses	(17,714,158)	(1,903,919)	(174,340)	62	(19,792,355)	(631,755)	-	1,458,633	(18,965,477)
Other administrative expenses (5)	(19,349,706)	(1,524,278)	(340,464)	674,656	(20,539,792)	(1,442,189)	218,055	358,770	(21,405,156)
Tax expenses	(5,476,957)	(1,038,918)	(74,502)	-	(6,590,377)	(541,474)	-	1,082,949	(6,048,902)
Share of profit (loss) of associates and jointly controlled entities	(271)	98,937	16,222	-	114,888	(634,424)	-	964,394	444,858
Other operating income / expenses	(15,634,441)	(1,033,754)	102,438	(502,518)	(17,068,275)	(678,421)	87,085	4,861,111	(12,798,500)
Operating profit/(loss)	**(2,737,867)**	**8,651,759**	**86,854**	-	**6,000,746**	**443,131**	-	**(1,873,703)**	**4,570,174**
Non-operating income/(expense)	(284,469)	(197,204)	1,100	-	(480,573)	(14,306)	-	-	(494,879)
Income Tax/Soc. Contrib. and non-controlling interests	14,508,637	(3,425,110)	(57,123)	-	11,026,404	(428,825)	-	1,361,087	11,958,666
Net Income for the year ended on December 31, 2020	**11,486,301**	**5,029,445**	**30,831**	-	**16,546,577**			**(512,616)**	**16,033,961**
Total assets on December 31, 2020	**1,435,481,875**	**338,923,828**	**5,658,304**	**(135,259,892)**	**1,644,804,115**	**(9,364,134)**	**(44,400,937)**	**13,614,746**	**1,604,653,790**
Investments in affiliates and joint venture on December 31, 2020	**77,091,501**	**1,856,796**	**60,271**	**(77,139,456)**	**1,869,112**	**5,177,598**	-	**340,130**	**7,386,840**
Total liabilities on December 31, 2020	**1,291,779,235**	**338,923,828**	**5,658,304**	**(135,259,892)**	**1,501,101,475**	**(9,364,134)**	**(44,400,937)**	**11,200,012**	**1,458,536,416**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models and effective interest rate and business combinations;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets - R$(1,118) thousand (2021 – R$(1,074) thousand and 2020 – R$(1,201) thousand); (ii) business models - R$273 thousand (2021 – R$(67) thousand and 2020 – R$1,253 thousand); (iii) effective interest rate - R$416 thousand (2021 – R$(442) thousand and 2020 – R$(1,815) thousand); and (iv) business combination – R$4,431 thousand (2021 – R$4,240 thousand and 2020 – R$3,680 thousand). On December 31, 2022, after adjustments, shareholders' equity under BRGAAP R$154,263 thousand became IFRS R$158,265 thousand.

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Assets								
Loans and advances to banks	-	-	500,259	431,132	-	-	500,259	431,132
Securities and derivative financial instruments	87,464	113,137	245,323	246,293	-	-	332,787	359,430
Loans and other assets	11	11	709,437	127,391	205,947	186,714	915,395	314,116
Liabilities								
Customer and financial institution resources	3,386,794	3,449,443	674,112	739,151	559,901	296,736	4,620,807	4,485,330
Securities and subordinated debt securities	17,095,011	14,179,462	-	-	940,719	763,057	18,035,730	14,942,519
Derivative financial instruments	-	-	-	34,815	-	-	-	34,815
Other liabilities (4)	1,920,329	54,732	15,019,045	12,285,329	39,826	30,737	16,979,200	12,370,798

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	Year ended on December 31							
	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and expenses		-		-		-		-
Net interest income	(2,487,455)	(789,018)	(33,395)	(37,812)	(152,757)	(44,837)	(2,673,607)	(871,667)
Income from services provided	166	159	180,582	103,150	35	145	180,783	103,454
Other expenses net of other operating revenues	67,354	64,417	(1,950,587)	(1,687,257)	(398,562)	118,348	(2,281,795)	(1,504,492)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 13;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity and dividends payable.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2022, the maximum amount of R$778,650 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$554,872 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Salaries	747,558	505,462	534,696
Total	**747,558**	**505,462**	**534,696**

Post-employment benefits

			R$ thousands
	Year ended December 31		
	2022	2021	2020
Defined contribution pension plans	554,872	516,118	513,082
Total	**554,872**	**516,118**	**513,082**

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On December 31, 2022	On December 31, 2021
Common shares	0.34%	0.33%
Preferred shares	0.83%	0.80%
Total shares (1)	**0.58%**	**0.57%**

(1) On December 31, 2022, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares (on December 31, 2021 – 2.35% of common shares, 0.84% of preferred shares and 1.60% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

COGIRAC is supported by the following executive committees: a) Risk Monitoring, b) Risk Management, c) PLDFT (Prevention of Money Laundering and Terrorism Financing)/Sanctions and Information Security/Cyber Executive Committee and d) Risk Management, Actuarial Control and Compliance of Bradesco Seguros. In addition, it also is supported by the Products and Services Executive Committee and the executive committees in business areas, which, among other duties, suggest exposure thresholds for their respective risks and prepare mitigation plans to be submitted to COGIRAC and to the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Group's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

40.1. Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopt's a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On December 31, 2022	On December 31, 2021
	Prudential Conglomerate	
Regulatory capital - values		
Common equity	106,500,779	119,106,689
Level I	120,624,009	130,565,269
Reference Equity - RE	144,282,538	150,236,230
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts	-	
Total RWA	971,611,195	953,325,685
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.0%	12.5%
Level 1 Index	12.4%	13.7%
Basel Ratio	14.8%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.00%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.00%
Excess Margin of Common Equity	2.96%	4.99%
Leverage Ratio (AR)		
Total exposure	1,639,736,361	1,530,418,615
AR	7.4%	8.5%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	198,600,676	177,885,181
Total net cash outflow	124,038,502	128,779,954
LCR	160.1%	138.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	877,734,697	803,600,023
Stable resources required (RSF)	728,633,715	686,072,267
NSFR	120.5%	117.1%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan

commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated following the Central Bank of Brazil's Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation

Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the

Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations, that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousands
	On December 31, 2022		On December 31, 2021	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	122,521,755	-	108,601,632	-
Financial assets at fair value through profit or loss (Note 6)	301,899,028	-	336,560,965	-
Financial assets at fair value through other comprehensive income (Note 8) (1)	215,588,278	(301,284)	193,516,537	(393,685)
Loans and advances to banks (Note 10)	122,516,581	(28,252)	83,497,010	(70,194)
Loans and advances to customers (Note 11)	663,303,328	(54,898,695)	613,833,607	(40,800,985)
Securities at amortized cost (Note 9)	214,651,905	(3,040,831)	184,346,938	(5,527,663)
Other financial assets (Note 16)	65,705,559	-	64,411,451	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	319,075,802	(2,997,091)	310,337,059	(3,315,190)
Financial guarantees (Note 11 and 24)	97,960,932	(1,768,949)	83,467,093	(2,066,167)
Total risk exposure	**2,123,223,168**	**(63,035,102)**	**1,978,572,292**	**(52,173,884)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands	
	On December 31, 2022	On December 31, 2021
Largest borrower	0.9%	0.7%
10 largest borrowers	6.4%	6.0%
20 largest borrowers	9.4%	9.2%
50 largest borrowers	13.5%	14.0%
100 largest borrowers	16.6%	17.8%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

				R$ thousands
	On December 31, 2022	%	On December 31, 2021	%
Public sector	**5,449,228**	**0.8**	**6,274,554**	**1.0**
Oil, derivatives and aggregate activities	4,342,100	0.7	4,419,138	0.7
Production and distribution of electricity	1,066,832	0.2	1,306,448	0.2
Other industries	40,296	-	548,968	0.1
Private sector	**657,854,100**	**99.2**	**607,559,053**	**99.0**
Companies	**300,242,563**	**45.3**	**287,216,857**	**46.8**
Real estate and construction activities	24,776,946	3.7	23,708,445	3.9
Retail	46,126,498	7.0	42,151,968	6.9
Services	61,001,335	9.2	49,027,498	8.0
Transportation and concession	27,532,277	4.2	26,937,082	4.4
Automotive	11,151,798	1.7	12,660,961	2.1
Food products	12,562,156	1.9	17,426,747	2.8
Wholesale	24,397,104	3.7	22,341,759	3.6
Production and distribution of electricity	6,527,815	1.0	7,555,587	1.2
Siderurgy and metallurgy	9,381,575	1.4	9,398,330	1.5
Sugar and alcohol	8,110,881	1.2	7,213,887	1.2
Other industries	68,674,178	10.4	68,794,593	11.2
Individuals	**357,611,537**	**53.9**	**320,342,196**	**52.2**
Total portfolio	**663,303,328**	**100.0**	**613,833,607**	**100.0**
Impairment of loans and advances	(54,898,695)		(40,800,985)	
Total of net loans and advances to customers	**608,404,633**		**573,032,622**	

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands			
	On December 31, 2022		On December 31, 2021	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**305,691,791**	**119,422,414**	**293,491,411**	**113,682,742**
Stage 1	267,366,804	110,048,239	255,289,107	100,979,275
Stage 2	10,397,088	4,280,315	14,119,637	5,262,230
Stage 3	27,927,899	5,093,860	24,082,667	7,441,237
Individuals	**357,611,537**	**228,720,031**	**320,342,196**	**201,350,955**
Stage 1	292,656,355	195,708,576	272,635,668	175,139,469
Stage 2	31,531,058	25,873,396	23,075,748	18,991,289
Stage 3	33,424,124	7,138,059	24,630,780	7,220,197
Total	**663,303,328**	**348,142,445**	**613,833,607**	**315,033,697**

(1) Of the total balance of loan operations, R$434,935,659 thousand (2021 – R$407,457,210 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557, of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas

to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-

Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must

be defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the

Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

R$ thousands

Risk factors	On December 31, 2022		On December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	35,805,135	30,863,080	20,275,172	20,715,581
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	5,054,212	4,950,999	1,846,722	2,070,566
Exchange coupon	602,486	698,161	678,168	512,390
Foreign Currency	2,890,254	3,038,402	4,391,453	4,331,762
Equities	4,637,904	4,642,523	759,476	766,892
Sovereign/Eurobonds and Treasuries	5,812,825	5,275,743	7,510,094	4,163,177
Other	1,262,258	734,094	3,101,740	120,963
Total	56,065,074	50,203,002	38,562,826	32,681,331

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$5,694 thousand in the year ended December 31, 2022, with *IGP-M/IPCA* as the largest risk factor participation of the portfolio.

Risk factors		R$ thousands
	On December 31, 2022	On December 31, 2021
Fixed rates	1,498	1,693
IGPM/IPCA	3,629	2,008
Exchange coupon	38	21
Foreign Currency	1,854	951
Sovereign/Eurobonds and Treasuries	1,964	450
Equities	3,524	3,049
Other	1,439	2,828
Correlation/diversification effect	(8,252)	(7,404)
VaR at the end of the year	**5,694**	**3,596**
Average VaR in the year	9,391	6,903
Minimum VaR in the year	4,661	3,404
Maximum VaR in the year	16,355	14,044

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors				R$ thousands
	On December 31, 2022		On December 31, 2021	
	VaR	Stressed	VaR	Stressed
Interest rate	14,475	42,853	10,088	17,594
Exchange rate	55,174	46,165	27,428	31,810
Commodity price (Commodities)	1,968	4,165	545	375
Equities	8,114	7,639	888	1,465
Correlation/diversification effect	(16,641)	(30,723)	(8,223)	(10,557)
VaR at the end of the year	**63,090**	**70,099**	**30,727**	**40,686**
Average VaR in the year	46,747	79,158	42,536	78,238
Minimum VaR in the year	33,170	41,474	16,387	27,433
Maximum VaR in the year	83,049	192,318	78,527	129,975

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

As of December 31, 2022, the daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level one time in the hypothetical view and not once in the effective view.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

		R$ thousands
	On December 31, 2022	On December 31, 2021
At the end of the year	77,668	65,677
Average in the year	118,174	140,512
Minimum in the year	53,384	65,677
Maximum in the year	265,347	247,487

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

		R$ thousands					
		Trading Portfolio (1)					
		Scenarios					
		On December 31, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(63)	(21,058)	(41,285)	(273)	(72,496)	(137,888)
Price indexes	Exposure subject to variations in price index coupon rates	(3,129)	(51,918)	(110,853)	(2,069)	(58,427)	(115,254)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(339)	(670)	(1)	(18)	(36)
Foreign currency	Exposure subject to exchange rate variations	800	20,000	40,000	(373)	(9,334)	(18,668)
Equities	Exposure subject to variation in stock prices	(130)	(3,256)	(6,512)	(47)	(1,177)	(2,355)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	42	3,942	7,744	(363)	(3,114)	(6,295)
Other	Exposure not classified in other definitions	(135)	(866)	(1,730)	(436)	(2,387)	(4,765)
Total excluding correlation of risk factors		**(2,617)**	**(53,495)**	**(113,306)**	**(3,562)**	**(146,953)**	**(285,261)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 326bps and 633bps (scenarios 2 and 3 respectively) in December 31, 2022 (December 31, 2021 - the values were approximately 287 bps and 560 bps in scenarios 2 and 3 respectively).

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands					
		Trading and Banking Portfolios (1)					
		Scenarios					
		On December 31, 2022			On December 31, 2021		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(7,204)	(2,730,345)	(5,582,444)	(13,603)	(3,642,541)	(7,039,005)
Price indexes	Exposure subject to variations in price index coupon rates	(20,236)	(2,290,418)	(4,152,134)	(26,327)	(3,142,601)	(5,586,279)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,134)	(135,476)	(259,477)	(1,488)	(70,758)	(138,972)
Foreign currency	Exposure subject to exchange rate variations	8,450	211,248	422,496	(5,539)	(138,469)	(276,938)
Equities	Exposure subject to variation in stock prices	(33,013)	(825,318)	(1,650,636)	(21,015)	(525,366)	(1,050,731)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	943	(47,166)	(94,368)	(1,933)	(71,314)	(140,945)
Other	Exposure not classified in other definitions	(158)	(1,432)	(2,862)	(439)	(2,809)	(5,610)
Total excluding correlation of risk factors		**(52,352)**	**(5,818,907)**	**(11,319,425)**	**(70,344)**	**(7,593,858)**	**(14,238,480)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 346bps and 675bps (scenarios 2 and 3 respectively) in December 31, 2022 (December 31, 2021 - the values were approximately 280 bps and 570 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

- Daily distribution of liquidity control instruments;
- Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
- Preparation of reports with past and future movements, based on scenarios;
- Daily verification of compliance with the minimum liquidity level;
- Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
- Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2022	Total on December 31, 2021
Deposits from banks	204,175,974	20,185,890	20,323,362	15,486,908	4,343,795	264,515,929	266,503,096
Deposits from customers	201,317,486	22,671,356	113,616,089	308,213,890	915,559	646,734,380	625,042,668
Securities issued	6,534,157	11,597,965	84,698,911	129,748,956	8,618,000	241,197,989	189,015,450
Subordinated debt	3,873,730	1,423,524	2,037,296	18,454,700	73,968,456	99,757,706	82,258,917
Other financial liabilities (1)	60,164,313	19,316,118	3,222,155	8,234,481	1,619,366	92,556,433	86,407,304
Total liabilities on December 31, 2022	**476,065,660**	**75,194,853**	**223,897,813**	**480,138,935**	**89,465,176**	**1,344,762,437**	
Total liabilities on December 31, 2021	**486,910,254**	**82,535,609**	**165,622,679**	**456,861,983**	**57,296,910**		**1,249,227,435**

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on December 31, 2022	Total on December 31, 2021
Differential of swaps payable	244,717	356,799	433,306	2,809,565	95,289	3,939,676	9,630,031
Non-deliverable forwards	2,394,836	257,659	388,611	160,176	-	3,201,282	1,248,172
• Purchased	2,362,507	201,687	340,247	134,819	-	3,039,260	902,356
• Sold	32,329	55,972	48,364	25,357	-	162,022	345,816
Premiums of options	267,989	15,682	168,306	290,795	98,427	841,199	1,092,043
Other	605,129	254,189	362,595	135,733	-	1,357,646	765,400
Total of derivative liabilities on December 31, 2022	**3,512,671**	**884,329**	**1,352,818**	**3,396,269**	**193,716**	**9,339,803**	**-**
Total of derivative liabilities on December 31, 2021	**4,497,658**	**244,405**	**1,323,317**	**4,841,322**	**1,828,944**		**12,735,646**

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousands

	Current			Non-current				
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total on December 31, 2022	Total on December 31, 2021
Assets								
Cash and balances with banks	122,521,755	-	-	-	-	-	122,521,755	108,601,632
Financial assets at fair value through profit or loss	23,944,223	13,939,378	17,245,181	153,846,848	73,511,811	19,411,587	301,899,028	336,560,965
Financial assets at fair value through other comprehensive income	10,571,823	8,742,990	16,784,256	128,752,446	38,140,594	12,596,169	215,588,278	193,516,537
Loans and advances to customers, net of impairment	84,782,848	145,168,580	85,067,807	219,716,772	73,668,626	-	608,404,633	573,032,622
Loans and advances to banks, net of impairment	101,591,182	13,079,329	5,465,465	2,352,353	-	-	122,488,329	83,426,816
Securities, net of provision for expected losses	4,112,686	4,122,961	15,426,657	109,339,662	78,609,108	-	211,611,074	178,819,275
Other financial assets (1)	53,829,243	955,955	341,653	7,018,688	3,560,020	-	65,705,559	64,411,451
Total financial assets on December 31, 2022	**401,353,760**	**186,009,193**	**140,331,019**	**621,026,769**	**267,490,159**	**32,007,756**	**1,648,218,656**	
Total financial assets on December 31, 2021	**360,610,269**	**181,619,226**	**145,785,472**	**555,528,931**	**267,641,015**	**27,184,385**		**1,538,369,298**
Liabilities								
Financial liabilities at amortized cost							-	
Deposits from banks	226,805,329	29,303,971	9,368,638	13,375,864	3,094,236	-	281,948,038	279,009,280
Deposits from customers (2)	213,569,844	42,698,802	83,393,981	250,695,414	324,165	-	590,682,206	569,726,250
Securities issued	6,206,195	33,449,945	62,005,587	111,238,910	9,356,691	-	222,257,328	166,228,542
Subordinated debt	3,843,477	1,511,037	1,802,852	2,502,709	28,458,027	14,123,230	52,241,332	54,451,077
Other financial liabilities (3)	60,164,313	19,316,118	3,222,155	8,234,481	1,619,366	-	92,556,433	86,407,304
Financial liabilities at fair value through profit or loss	408,914	1,361,246	3,222,367	5,121,542	3,227,255	-	13,341,324	14,265,283
Other financial instruments with credit risk exposure							-	-
Loan Commitments	-	-	-	2,997,091	-	-	2,997,091	3,315,190
Financial guarantees	-	-	-	1,768,949	-	-	1,768,949	2,066,167
Insurance technical provisions and pension plans (2)	263,383,077	-	-	52,772,040	-	-	316,155,117	286,386,634
Total financial liabilities on December 31, 2022	**774,381,149**	**127,641,119**	**163,015,580**	**448,707,000**	**46,079,740**	**14,123,230**	**1,573,947,818**	
Total financial liabilities on December 31, 2021	**752,023,798**	**142,003,036**	**102,840,129**	**432,699,909**	**20,830,275**	**11,458,580**		**1,461,855,727**

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;

(2) Demand deposits, savings deposits and technical provisions for insurance and pension plans, represented by "VGBL" and "PGBL" products, are classified within 1 to 30 days, without considering the historical average turnover; and

(3) Prmarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on December 31, 2022	Total on December 31, 2021
Assets				
Total financial assets	**727,693,972**	**920,524,684**	**1,648,218,656**	**1,538,369,298**
Non-current assets held for sale	1,236,931	-	1,236,931	1,196,272
Investments in associated companies	-	8,970,513	8,970,513	7,557,566
Property and equipment	-	11,971,122	11,971,122	13,513,105
Intangible assets and goodwill, net	-	18,799,813	18,799,813	14,911,007
Taxes to be offset	5,898,378	8,542,462	14,440,840	13,286,829
Deferred tax assets	23,032,417	62,035,626	85,068,043	78,743,461
Other assets	8,695,297	2,214,460	10,909,757	7,994,655
Total non-financial assets	**38,863,023**	**112,533,996**	**151,397,019**	**137,202,895**
Total assets on December 31, 2022	**766,556,995**	**1,033,058,680**	**1,799,615,675**	
Total assets on December 31, 2021	**701,067,237**	**974,504,956**		**1,675,572,193**
Liabilities				
Total financial liabilities	**1,065,037,848**	**508,909,970**	**1,573,947,818**	**1,461,855,727**
Other provisions	4,622,349	18,025,624	22,647,973	25,536,619
Current income tax liabilities	1,593,037	-	1,593,037	2,059,223
Deferred tax liabilities	-	1,633,292	1,633,292	208,035
Other liabilities	38,737,153	2,315,138	41,052,291	35,683,882
Total non-financial liabilities	**44,952,539**	**21,974,054**	**66,926,593**	**63,487,759**
Total equity	-	**158,741,264**	**158,741,264**	**150,228,707**
Total equity and liabilities on December 31, 2022	**1,109,990,387**	**689,625,288**	**1,799,615,675**	
Total equity and liabilities on December 31, 2021	**1,037,472,691**	**638,099,502**		**1,675,572,193**

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are

significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

				R$ thousands
	On December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**237,380,615**	**47,559,444**	**700,473**	**285,640,532**
Brazilian government bonds	204,934,195	5,604,251	2	210,538,448
Corporate debt and marketable equity securities	18,223,185	9,290,575	700,471	28,214,231
Bank debt securities	1,427,286	32,664,618	-	34,091,904
Mutual funds	12,025,851	-	-	12,025,851
Foreign governments securities	656,270	-	-	656,270
Brazilian sovereign bonds	113,828	-	-	113,828
Derivatives	**(1,526,269)**	**4,978,274**	**(534,833)**	**2,917,172**
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(4,940,850)	(7,755,785)	(644,689)	(13,341,324)
Financial assets at fair value through other comprehensive income	**203,732,788**	**10,435,808**	**1,419,682**	**215,588,278**
Brazilian government bonds	177,149,932	-	21,318	177,171,250
Corporate debt securities	1,470,115	1,780,215	289,114	3,539,444
Bank debt securities	3,287,386	3,121,090	-	6,408,476
Brazilian sovereign bonds	9,337,317	-	-	9,337,317
Foreign governments securities	6,875,135	-	-	6,875,135
Mutual funds	1,602,576	-	-	1,602,576
Marketable equity securities and other stocks	4,010,327	5,534,503	1,109,250	10,654,080
Total	**439,587,134**	**62,973,526**	**1,585,322**	**504,145,982**

				R$ thousands
	On December 31, 2021			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**282,270,032**	**31,627,903**	**478,305**	**314,376,240**
Brazilian government bonds	252,536,563	6,487,867	2	259,024,432
Corporate debt and marketable equity securities	17,359,614	5,930,123	476,929	23,766,666
Bank debt securities	1,411,890	19,209,913	-	20,621,803
Mutual funds	9,965,220	-	1,374	9,966,594
Foreign governments securities	689,293	-	-	689,293
Brazilian sovereign bonds	307,452	-	-	307,452
Derivatives	**(220,868)**	**8,491,757**	**(351,447)**	**7,919,442**
Derivative financial instruments (assets)	3,982,364	18,022,857	179,504	22,184,725
Derivative financial instruments (liabilities)	(4,203,232)	(9,531,100)	(530,951)	(14,265,283)
Financial assets at fair value through other comprehensive income	**185,980,783**	**6,119,925**	**1,415,829**	**193,516,537**
Brazilian government bonds	155,835,878	13,225	25,784	155,874,887
Corporate debt securities	1,523,253	4,069,087	543,011	6,135,351
Bank debt securities	5,603,539	534,110	-	6,137,649
Brazilian sovereign bonds	8,885,505	-	-	8,885,505
Foreign governments securities	6,659,985	-	-	6,659,985
Mutual funds	2,126,928	-	1,026	2,127,954
Marketable equity securities and other stocks	5,345,695	1,503,503	846,008	7,695,206
Total	**468,029,947**	**46,239,585**	**1,542,687**	**515,812,219**

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2020	**319,434**	**256,103**	**19,295**	**(246,472)**	**348,360**
Included in profit or loss	99,731	90,605	-	-	190,336
Included in other comprehensive income	-	150,757	-	-	150,757
Acquisitions	112,385	810,015	160,209	(284,479)	798,130
Write-offs	(69,012)	(91,753)	-	-	(160,765)
Transfers to other levels (1)	15,767	200,102	-	-	215,869
On December 31, 2021	**478,305**	**1,415,829**	**179,504**	**(530,951)**	**1,542,687**
On December 31, 2021	**478,305**	**1,415,829**	**179,504**	**(530,951)**	**1,542,687**
Included in the result	193,266	(3,746)	-	-	189,520
Included in other comprehensive income	-	258,315	-	-	258,315
Acquisitions	198,748	119,825	-	(113,738)	204,835
Write-offs	(70,545)	(279,597)	(69,648)	-	(419,790)
Transfer to other levels (1)	(99,301)	(90,944)	-	-	(190,245)
On December 31, 2022	**700,473**	**1,419,682**	**109,856**	**(644,689)**	**1,585,322**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousands
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Interest and similar income	12,982	88,235	101,217
Net trading gains/(losses) realized and unrealized	86,749	153,127	239,876
Total on December 31, 2021	**99,731**	**241,362**	**341,093**
Interest and similar income	17,960	(3,770)	14,190
Net trading gains/(losses) realized and unrealized	175,306	258,339	433,645
Total on December 31, 2022	**193,266**	**254,569**	**447,835**

Sensitivity analysis for financial assets classified as Level 3

						R$ thousands
	On December 31, 2022					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(5)	(1,098)	(2,058)
Price indexes	-	(15)	(29)	(82)	(11,879)	(22,007)
Exchange coupon	-	-	-	(5)	(665)	(1,293)
Foreign currency	-	-	-	162	4,055	8,110
Equities	3,453	86,317	172,633	5,990	149,743	299,485

						R$ thousands
	On December 31, 2021					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	(31)	(60)	(6)	(1,397)	(2,503)
Price indexes	(16)	(2,015)	(3,898)	-	-	-
Equities	(1,652)	(41,311)	(82,622)	(4,653)	(116,323)	(232,647)

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

					R$ thousands
	On December 31, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	122,538,967	-	122,538,967	122,488,329
· Customers	-	-	650,606,365	650,606,365	663,303,328
Securities at amortized cost	100,636,000	98,998,877	9,728,838	209,363,715	214,651,905
Financial liabilities					
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332

					R$ thousands
	On December 31, 2021				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	83,440,721	-	83,440,721	83,426,816
· Customers	-	-	607,725,289	607,725,289	613,833,607
Securities at amortized cost	88,656,980	80,968,974	10,450,308	180,076,262	184,346,938
Financial liabilities					
Deposits from banks	-	-	279,299,225	279,299,225	279,009,280
Deposits from customers	-	-	570,368,593	570,368,593	569,726,250
Securities issued	-	-	155,235,456	155,235,456	166,228,542
Subordinated debt	-	-	55,756,684	55,756,684	54,451,077

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated. In addition, the Board of Risk Management, Internal Controls and Compliance, Privacy and Data Management, an integral part of the framework of risk management, have as one of their main tasks, the structuring of internal models for underwriting risk and the calculation of regulatory capital for these businesses, and to certify the technical provisions, in addition to evaluating the impact of new products in the risk capital of the Company.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.
In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with Life insurance and Pension Plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to

operational experience worse than expected on factors such as persistence levels and administrative expenses; and

- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks, based on the

amounts of premiums written net of reinsurance, cancellations and social security contributions:

	R$ thousands	
	On December 31, 2022	On December 31, 2021
Non-Life	8,463,391	6,222,866
Life	10,826,498	9,550,499
Health (Health and Dental)	28,335,790	25,070,892
Pension plans	34,226,556	29,157,808

Sensitivity test

The objective of the sensitivity test is to measure the impact on the result and shareholders' equity of the Company, if isolated reasonably possible changes occur, in assumptions inherent to their operations that might be affected due to the process of risk underwriting and that are considered relevant to the balance sheet date.

As risk factors, the following significant assumptions were identified:

- Risk-free interest rate – represents the minimum level of return expected by the Company of pension products. The test evaluated the impact of a reduction in the curve of the related interest free of risk;
- Longevity (Improvement) – represents the life expectancy of an individual, based on the year of their birth, current age and other demographic factors, including sex. The test evaluated the impact of an increase on the estimate of improvement in life expectancy for annuity contracts;
- Conversion into income – The test evaluated the impact of an increase on the rate of conversion of pension products into income for annuity contracts; and
- Claims ratio – is the main indicator of insurance contracts and is equivalent to the ratio between expenses and income that the Company received by contract. The test evaluated the impact of an increase on the claims ratio.

Results of sensitivity testing

The sensitivity test for the whole portfolio was carried out considering the same bases and groupings of the LAT test with the applications of the variations shown in the table below.

The table below shows the result of the sensitivity test substantially for pension portfolio, considering variations in assumptions:

	R$ thousands		
	On December 31, 2022		
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	-5%	0.2%	+ 5%
Total	(202,302)	(61,739)	(24,215)

The table below shows the result of the sensitivity test substantially for life risk short term portfolio , considering variations in assumptions:

	R$ thousands	
	On December 31, 2022	
	Interest rate	Longevity (improvement)
Percentage adjustment to each assumption:	-5%	0.2%
Total	(13,843)	2,171

For non-life portfolio, life portfolio and Health portfolio, including dental, the table below shows the result if there was an increase in the loss ratio by 1 percentage point in the last twelve months of the calculation base date:

Segments	R$ thousands			
	Gross of reinsurance		Net of reinsurance	
	On December 31, 2022	On December 31, 2021	On December 31, 2022	On December 31, 2021
Non-Life	(42,995)	(32,441)	(42,811)	(32,277)
Life	(32,770)	(26,496)	(32,636)	(26,390)
Health (Health and Dental)	(167,181)	(137,890)	(167,181)	(137,890)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and

- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

40.7. Operational risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events.

Operational Risk Management Process

The Organization adopts the Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

- Identify, assess and monitor the operational risks inherent to the Organization's activities;
- Evaluate the operational risks inherent to new products and services in order to adapt them to legislation and procedures and controls;
- Mapping and processing operational loss records to compose the internal database;
- Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;
- Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;
- Assess and calculate the need for regulatory and economic capital for operational risk; and
- Report operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds (Specially Constituted Investment Fund).

The supplementary pension plan receives contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary, contributed by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), contributed by the group. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan named APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsored for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (*Plano de Benefícios Kirton Prev*), which had its sponsorship withdrawal process approved by PREVIC Ordinance No. 780, of August 23, 2022, both managed by MultiBRA – Pension Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds.

Bradesco and its subsidiaries, as sponsors of these plans, considering economic and actuarial studies, calculated their actuarial commitments using the real interest rate and acknowledged in their financial statements the obligation due. The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans:

Risk factors	On December 31 2022	2021
Nominal discount rate	3.50% - 9.72% p.a.	3,25% - 8,65% p.a.
Nominal rate of future salary increases	3.50% p.a.	3.25% p.a.
Nominal growth rate of social security benefits and plans	3.50% p.a.	3.25% p.a.
Initial rate of growth of medical costs	7.64% - 7.85% p.a.	7,38% - 7,90% p.a.
Inflation rate	3.50% p.a.	3.25% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

				R$ thousands
	Retirement Benefits		Other post-employment benefits	
	Year ended on December 31		Year ended on December 31	
	2022	2021	2022	2021
(i) Projected benefit obligations:				
At the beginning of the year	**2,998,669**	**3,182,128**	**841,118**	**966,430**
Cost of current service	341	305	-	-
Interest cost	242,675	215,259	70,781	65,985
Participant's contribution	546	450	-	-
Actuarial gain/(loss) (1)	(158,724)	(155,242)	(72,297)	(146,763)
Past service cost - plan changes	-	-	-	-
Early elimination of obligations	(82,532)	-	-	(12,023)
Benefit paid	(260,072)	(244,231)	(39,067)	(32,511)
At the end of the year	**2,740,903**	**2,998,669**	**800,535**	**841,118**
(ii) Plan assets at fair value:				
At the beginning of the year	**2,554,827**	**2,759,745**	-	-
Expected earnings	206,439	186,324	-	-
Actuarial gain/(loss) (1)	34,067	(175,560)	-	-
Contributions received:			-	-
- Employer	26,283	28,025	-	-
- Employees	546	450	-	-
Early elimination of obligations	(94,745)	-	-	-
Benefit paid	(259,662)	(244,157)	-	-
At the end of the year	**2,467,755**	**2,554,827**	-	-
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	**7,452**	**310**	-	-
Interest on the irrecoverable surplus	671	29	-	-
Change in irrecoverable surplus (1)	52,738	7,113	-	-
At the end of the year	**60,861**	**7,452**	-	-
(iv) Financed position:				
Deficit plans (2)	334,009	451,294	800,535	841,118
Net balance	334,009	451,294	800,535	841,118

(1) In the year ended December 31, 2022, the remeasurement effects recognized in Other Comprehensive Income, totaled R$116,798 thousand, (R$65,671 thousand in 2021), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the Pension Plans recognized in the consolidated statement of income includes the following components:

	R$ - thousand	
	Year ended on December 31	
	2022	2021
Projected benefit obligations:		
Cost of service	12,554	1,325
Cost of interest on actuarial obligations	313,497	281,184
Expected earnings from the assets of the plan	(206,439)	(186,324)
Interest on irrecoverable surplus	671	29
Net cost/(benefit) of the pension plans	**120,283**	**96,214**

As of December 31, 2022, the maturity profile of the present value of the obligations of the defined benefit plans for the next years:

	R$ thousands	
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	9,29	11,06
2023	259,278	258,010
2024	273,014	262,825
2025	277,903	267,545
2026	282,232	271,811
2027	286,256	275,566
After 2028	1,466,040	1,413,941

In 2023, contributions to defined-benefit plans are expected to total R$22,149 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium to long-term expectations of the asset managers; and
- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of Pension Plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31							
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan	
	2022	2021	2022	2021	2022	2021	2022	2021
Asset categories								
Equities	-	10.4%	7.6%	8.9%	-	-	-	13.3%
Fixed income	93.2%	82.7%	86.7%	84.1%	100.0%	84.4%	-	86.7%
Real estate	5.0%	5.0%	1.5%	1.6%	-	-	-	-
Other	1.8%	1.9%	4.2%	5.4%	-	15.6%	-	-
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**-**	**100.0%**

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (7.64% – 9.72% p.a.) assuming a change in the discount rate and medical inflation by 1 b.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	10.65% - 10.72%	Increase of 1 p.p.	reduction	(282,906)
Discount rate	8.65% - 8.72%	Decrease of 1 p.p.	increase	329,233
Medical Inflation	8.64% - 8.85%	Increase of 1 p.p.	increase	79,812
Medical Inflation	6.64% - 6.85%	Decrease of 1 p.p.	reduction	(68,048)

Total contributions made, in the year ended December 31, 2022, were R$1,196,202 thousand (R$994,218 thousand in 2021).

42) OTHER INFORMATION

a) The conflict between Russia and Ukraine caused the government of the United States, the European Union, the United Kingdom and other governments to impose economic sanctions and export controls against Russia in addition to threats with additional sanctions and controls. These measures have impacted the prices of energy, oil and other commodities and, consequently, caused instability and volatility in economies and markets in general. These conditions can affect global credit and capital markets.

Bradesco's Management has been following up and monitoring the situation and, to date, no relevant direct impacts have been identified.

b) On July 29, 2020, Law No. 14,031 was sanctioned, which changes, as of the 2021 financial year, the tax treatment levied on the exchange variation of the portion with risk coverage (hedge) of the value of the investment made by the financial institutions and other institutions authorized to operate by the Central Bank of Brazil in a controlled company, affiliate, branch, branch or agency domiciled abroad, registered in accordance with the accrual basis, which must be computed in the determination of taxable income and in the base of the Social Contribution on Net Income (CSLL) of the investor legal entity domiciled in the Country, in the proportion of 100%, from the fiscal year of 2022.

c) On January 18, 2022, Bradesco announced to the market the issuance of its first Sustainable Bond linked to socioenvironmental criteria in the total amount of US$500 million (approximately R$ 2,863 million), the Bond is a sustainable international senior debt issue with a maturity of 60 months and a copon of 4.375% p.a.

d) On April 28, 2022, Provisional Measure No. 1,115 ("MP"), converted into Law No. 14,446 on September 2, 2022, was published, which increased the rate of the Social Contribution on Net Income - CSLL of the financial, insurance and cooperatives sectors by one percentage point, during the period of August 1, 2022 to December 31, 2022, however the impacts were not be material to these consolidated financial statements.

e) On August 24, 2022, Bradesco informed its shareholders and the market in general that it entered into a strategic partnership with Banco Votorantim S.A. ("BV bank") for the constitution of an independent investment management company, which the brand will be defined. In the transaction, Bradesco, through one of its indirect subsidiaries, will acquire 51% of the capital of BV DTVM ("Company"), which already holds R$41 billion of assets under management and R$22 billion in custody in private banking. Completion of the transaction is subject to the fulfillment of certain precedent, legal and regulatory conditions.

f) Prior to the date of approval of these financial statements the Organization identified that a customer in the 'large corporate' portfolio had had a significant increase in its credit risk as of December 31, 2022. The Organization recorded a provision for expected loss in the amount of R$4,851 million as of December 31, 2022. The net impact of tax effects was R$2,668 million.

g) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025. We highlight the rules of this law: i) application of factors for deduction of default operations (operations more than ninety days overdue); and ii) losses as of January 1, 2025, relating to loans that are delinquent on December 31, 2024, which have not been deducted by that date, may only be excluded in determining the actual profit and the base of calculation of the CSLL, at the rate of one thirty-sixth for each month of the calculation period, starting in April 2025.

Reporting Date January 27, 2023

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Roberto de Jesus Paris

Deputy Officers
Edilson Wiggers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos
Marlos Francisco de Souza Araujo

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carolina Salomão Fera
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Francisco Armando Aranda
Francisco José Pereira Terra
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Leandro Karam Correa Leite
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Oswaldo Tadeu Fernandes
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Antonio José da Barbara
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes - Coordinator
Domingos Aparecido Maia
Joaquim Caxias Romão
Ivanyra Maura de Medeiros Correia
Ava Cohn

Deputy Members
Luiz Eduardo Nobre Borges
Artur Padula Omuro
Eduardo Badyr Donni
(vago)

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated statement of financial position as of December 31, 2022 and the respective consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2022, and of its consolidated financial performance and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Assessment of the allowance for expected credit losses

As discussed in notes 2d viii, 4, 8d, 9, 10, 11, 23, 24, 38 and 40.2, to the consolidated financial statements, Bradesco has R$ 51,314,052 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of December 31, 2022. Bradesco recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR - *Significant Credit Risk*) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. Bradesco calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis Bradesco segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

We identified the assessment of the ECL as a key audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (i) the development and approval of the ECL methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL;

- We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) assessing Bradesco's ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (ii) testing the accuracy of Bradesco's PDs, EADs and LGDs using Bradesco's historical data and defined methodologies; (iii) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation; and

- We compared the consider indices projected by Bradesco in the future macroeconomic scenarios with independent third-party projections. Recalculate the amount of expected credit loss, based on the PDs, LGDs and EADs. For a selection of contracts, we evaluated the ECL calculated on an individual basis, including the assessment of expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider the ECL to be adequate in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2022.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits
As discussed in notes 2j, 4 e 22 to the consolidated financial statements, Bradesco is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 7,477,364 thousand, R$ 7,989,207 thousand and R$ 6,009,966 thousand, respectively.

The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and economic damages arising from Bradesco's actions in the course of providing banking products and services, insertion of information about debtors in the credit restrictions register, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, Bradesco applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco uses a model that considers, assessment in groups of the lawsuits, separation of entry date (before or after the labor reform), the definition the average amount of payments and inflation adjustment to calculate the average loss for each group of lawsuits.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by Bradesco. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (i) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) the development and approval of the models and assumptions used to measure the provision for labor liabilities.

- We obtained and read the letters received directly from Bradesco's external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which

included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by Bradesco, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters; and

- For the labor lawsuits, we: (i) evaluated the length of the historical observation period used by Bradesco by comparing it to the results of using alternative periods; (ii) tested the accuracy of the segregations used in the model; and (iii) review of management´s assumptions. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the period to the amounts provided for at the previous period end and obtaining an understand of the reason for deviation.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for year ended on December 31, 2022.

Assessment of the recoverability of deferred tax assets
As discussed in notes 2t, 4 and 37 to the consolidated financial statements Bradesco has R$ 92,219,886 thousand of deferred tax assets as of December 31, 2022. Bradesco recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized.

Bradesco's estimates of future taxable profits are based on its business plans and budgets which require Bradesco to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How our audit approached this matter
The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- We involved corporate finance professionals with specialized skills and knowledge, who assisted the evaluation of the reasonability, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying Bradesco's estimate of future taxable profits. We evaluated Bradesco's ability to accurately project taxable profits by comparing the estimated taxable profits for the year ended December 31, 2022 made in the prior year with actual taxable profits in 2022.

- In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of recoverability of deferred tax assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended on December 31, 2022.

Evaluation of the impairment testing of goodwill and intangible assets
As discussed in notes 2g, 2i, 4 and 15 to the consolidated financial statements Bradesco has goodwill of R$ 6,542,091 thousand and other intangible assets with finite useful lives of R$ 3,554,635 thousand. Bradesco performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, Bradesco estimates

recoverable amounts of the relevant Cash Generating Units based on the present value of future cash flows. In order to estimate future cash flows Bradesco estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a key audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to:
  (i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test.

- We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluation of the reasonability of the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; (ii) evaluation of the reasonability the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; (iii) assessing Bradesco's ability to project cash flows by comparing the prior year's projections for the year ended December 31, 2022, , with actual cash flows in this year; and (iv) testing the mathematical accuracy of certain steps of the present value calculations.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2022.

Evaluation of the measurement of insurance and pension plan technical provisions

As discussed in notes 2l, 4 e 21 to the consolidated financial statements, Bradesco has R$ 316,155,117 thousand of technical provisions related to insurance contracts and pension plans.

To measure certain technical provisions and to perform the liability adequacy tests, Bradesco uses actuarial techniques and methods that require judgment to determine methodologies and define assumptions including expected claim amounts, longevity, persistence, inflation of medical costs and discount rates. In Addition, as from 2023, IFRS 17 - Insurance Contracts enter into force, which changes measuring, recognition, presentation and disclosure of insurance contracts. In accordance with IAS 8 - Accounting Policies, changes in accounting estimates and errors, Bradesco made disclosures in notes 3, qualitative and quantitative, related to the most relevant impacts of the new pronouncement based on the balances as of December 31, 2022. Due to the level of subjectivity in determining the impacts related to the adoption of the standard technical provisions, we consider this a significant matter for the audit.

We identified the evaluation of the performance of the liability adequacy test and the measurement of certain insurance contracts and pension plans technical provisions and the impacts from IFRS 17 adoption as a key audit matter. The assumptions used in their measurement are subjective and minor adjustments to certain assumptions can result in significant changes in the measurement of these liabilities. Subjective auditor judgment and specialized actuarial skills and knowledge was required to assess the assumptions as well as the actuarial methodologies used.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter.

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of the liability adequacy test and the measurement of certain technical provisions. This

included controls related to: (i) the development and approval of actuarial methodologies and assumptions in respect of expected claim amounts, longevity, persistence, inflation of medical costs and discount rates; and (ii) the review and approval of the final calculations of certain technical provisions; and

- We involved actuarial professionals with specialized skills and knowledge who assisted in:

(i) evaluating the methodologies used in the measurement of certain technical provisions and the liability adequacy test by comparing them to market practice.

(ii) assessing the assumptions related to expected claim amounts, longevity, persistence, inflation of medical costs and discount rates, used in the measurement of the liability adequacy test and certain technical provisions by comparing them with publicly available information and with Bradesco's historical experience.

(iii) testing, through the use of a specialized software tool, the accuracy of certain technical provisions based on Bradesco's historical data, assumptions and methodologies.

(iv) developing, through the use of a specialized software tool, an independent estimate of certain technical provisions, by using generally accepted actuarial techniques and independently sourced assumptions, and

(v) assessing Bradesco's ability to accurately project claims by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the liability adequacy test and the technical provisions for insurance and pension plans to be adequate in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2022.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement

resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, February 9, 2023

KPMG Auditores Independentes Ltda.
CRC 2SP-028567/F

Original report in Portuguese signed by
Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco Conglomerate Audit Committee's Report on Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the Consolidated Financial Statements of Banco Bradesco S.A. of December 31, 2022, issued on February 9, 2023, we have also analyzed the complete set of Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by KPMG Auditores Independentes (independent auditors) and the internal controls systems maintained by the various financial areas of Bradesco Conglomerate, mainly the Internal Audit, Risk Management and Compliance areas.

The Management has the responsibility of defining and implementing accounting and management information systems used to prepare the financial statements of the companies that comprise the Bradesco Organization, in compliance with Brazilian and international accounting practices.

The Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management of Bradesco Organization's transactions.

The Independent Audit is responsible for examining the financial statements and issuing a report on its adherence to applicable accounting principles.

The responsibility of the Internal Audit (Audit and General Inspectorship Department) is to assess the quality of Bradesco Organization's internal control systems and the adequacy of the policies and procedures defined by the Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent Audits, as well as the adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the fiscal year ended on December 31, 2022, prepared according to the International Financial Reporting Standards – IFRS.

Cidade de Deus, Osasco, SP, February 9, 2023.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Expert)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2022 and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and, substantially, the information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined properly reflect the assets, financial status and activities developed by Bradesco during the fiscal year ended on December 31, 2022, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operating efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 9, 2023

José Maria Soares Nunes

Domingos Aparecido Maia

Joaquim Caxias Romão

Ivanyra Maura de Medeiros Correia

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Office, Bussiness Controller

and Market Relations Director

Phone: +55 11 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3rd floor

Osasco – SP

Brazil

banco.bradesco/ri

bradesco

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